As filed with the Securities and Exchange Commission on September 2, 2010

Registration No. 333-167854

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LINC LOGISTICS COMPANY

(Exact name of registrant as specified in its charter)

Michigan	4731	38-3645748
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

11355 Stephens Road

Warren, MI 48089

(586) 467-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

H. E. “Scott” Wolfe

Chief Executive Officer

LINC Logistics Company

11355 Stephens Road

Warren, MI 48089

(586) 467-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

C. Douglas Buford, Jr. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. 425 W. Capitol Avenue, Ste. 1800 Little Rock, AR 72201 (501) 688-8800	Marc D. Jaffe Christopher D. Lueking Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, IL 60606 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “accelerated filer”, “large accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☑	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common stock, no par value	$115,000,000	$8,199.50(3)

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	The registration fee has been previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 2, 2010

PRELIMINARY PROSPECTUS

             Shares

LINC Logistics Company

Common Stock

$             per share

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. We are offering              shares of our common stock. We currently expect the initial public offering price to be between $              and $              per share.

We have granted the underwriters an option to purchase up to              additional shares of common stock to cover over-allotments.

We have applied to have our common stock listed on the NASDAQ Global Select Market under the symbol “LLGX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to LINC Logistics Company (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2010 through the book-entry facilities of The Depository Trust Company.

Citi	Stephens Inc.	Stifel Nicolaus Weisel

KeyBanc Capital Markets

                    , 2010

Linc SM
LOGISTICS COMPANY

Linc **Value Added Services**

Sequencing, Sub-assembly, Material Handling, Consolidations, Cross-docks, Central Materials Area Operations, Warehousing, Kitting, Repacking, Returnable Container Management

Linc **Transportation Services**

Dedicated Truckload Transportation, Dedicated Collection Routes, Shuttle Operations, Switching, and Yard Management

Linc **Specialized Services**

Air and Ocean Freight Forwarding, Expedited Ground Transportation, Final Mile Delivery

www.4Linc.com

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Unless the context requires otherwise, the terms “LINC,” “we,” “Company,” “us” and “our” refer to LINC Logistics Company and its subsidiaries. Logistics Insight Corporation®, LINC, Central Global Express®, and C.T.X.® are trademarks of LINC Logistics Company and its subsidiaries. All other trademarks, service marks or tradenames referred to in this prospectus are the property of their respective owners. This prospectus also contains references to trademarks and service marks of other companies.

The market and industry data and forecasts included in this prospectus are based upon independent industry sources, including Armstrong & Associates and CSM Worldwide. Although we believe that these independent sources are reliable, we have not independently verified the accuracy and completeness of this information, nor have we independently verified the underlying economic or other assumptions relied upon in preparing any data or forecasts.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

Our Business

We are a leading provider of custom-developed third-party logistics solutions that allow our customers and clients to reduce costs and manage their global supply chains more efficiently. Many of our services are essential to the successful operations of our customers’ production processes. We offer a comprehensive suite of supply chain logistics services, including value-added, transportation and specialized services. Our value-added logistics services include material handling and consolidation, sequencing and sub-assembling, kitting and repacking, and returnable container management. We also provide a broad range of transportation services, such as dedicated truckload, shuttle operations and yard management. Our specialized services include air and ocean freight forwarding, expedited ground transportation and final-mile delivery. Historically, our largest end-market has been the automotive segment, where we maintain strong and long-term relationships with our customers. In recent years, however, we have successfully expanded our business outside of the automotive sector into the industrial products, aerospace, medical equipment and technology sectors. Our revenues in sectors outside of automotive grew to $22.6 million for the twenty-six weeks ended July 3, 2010 from $10.7 million for the comparable twenty-six weeks in 2007, a compound annual growth rate of 28.4% over such three-year period. For the twenty-six weeks ended July 3, 2010, our business with non-automotive customers represented 18.9% of total revenues.

We operate, manage or provide transportation services at 32 facilities in the United States, Canada and Mexico. Our facilities and services are often directly integrated into and located near the production processes of our customers and represent a critical piece of their supply chains. Our proprietary information technology platform is integrated with our customers’ and their vendors’ information technology networks, allowing real-time end-to-end supply chain visibility. As a result of our close integration with our customers, most of our value-added services are contracted for the duration of our customers’ production programs, which typically last three to five years. In 2009, over 84% of our value-added services revenue was derived from multi-year contracts.

We employ an asset-light business model that lowers our capital expenditure requirements and improves investment returns and cash-flow generation. We believe our asset-light business model is highly scalable and will continue to support our growth with relatively modest capital expenditure requirements. Our asset-light model, combined with a disciplined approach to contract structuring and pricing, creates a highly flexible cost structure that allows us to scale our business up and down quickly in response to changes in demand from our customers. This flexibility helped us to deliver positive operating income in each of the past ten quarters, despite an unprecedented slowdown in demand from our U.S. automotive customers as a result of the global recession and the restructurings of General Motors and Chrysler.

According to Armstrong & Associates, gross revenue for the U.S. third-party logistics (3PL) market grew at a compound annual rate of 12.5% from $30.8 billion in 1996 to $127.0 billion in 2008. Although Armstrong & Associates reports that the U.S. 3PL sector declined 15.7% in 2009 to $107.1 billion, we expect the sector will resume its expansion, driven primarily by the elongation and increasing complexity of supply chains and the continued desire of manufacturers to reduce costs, increase efficiencies and improve customer service. Armstrong & Associates estimated in May 2010 that the U.S. 3PL market will rebound strongly in 2010, increasing 13.4% to $121.4 billion.

For the twenty-six weeks ending July 4, 2009 and July 3, 2010 we generated $79.6 million and $119.9 million in revenues, $3.8 million and $15.6 million in net income, and $9.5 million and $20.2 million in Adjusted EBITDA, respectively, representing year-over-year increases of 50.8%, 316.1% and 113.2%, respectively. See “— Summary Consolidated Financial and Operating Data” for our definition of Adjusted EBITDA and why we present it, and for a reconciliation of net income to Adjusted EBITDA.

Our Strengths

We believe the following strengths position us for sustainable growth:

Leading provider of custom-developed supply chain solutions to the North American automotive industry. Our single-source, comprehensive logistics solutions, extensive expertise serving automotive supply chains, and longstanding customer relationships have contributed to our position as a leading provider of third-party logistics services to the automotive industry. We are a core 3PL provider to many of our customers. For example, we operate the largest receiving and distribution operations for both Ford and Chrysler, delivering inbound components within stringent supply chain schedules. As a leading provider of logistics services to the automotive industry, we are well positioned to benefit from the continuation of favorable outsourcing trends within the automotive sector.

Broad portfolio of integrated third-party logistics services.    We provide an extensive range of logistics services that includes value-added warehousing and material handling services, dedicated transportation services, international freight forwarding, and expedited freight delivery. We believe our ability to provide integrated logistics solutions is a competitive advantage as customers continue to seek a single point of contact for logistics services. For example, we can provide an integrated single-source solution incorporating value-added operations, transportation services and specialized logistics services to support one or multiple customer locations. Our broad range of capabilities also provides us with multiple growth platforms and significant cross-selling opportunities.

Unique value proposition based on sophisticated labor strategies.    We believe our ability to structure effective labor contracts and our ability to draw from a variety of union, non-union and contract labor pools are strengths that differentiate us when competing for a contract. Our balanced labor structure allows us to provide customized and cost-effective solutions that accommodate our customers’ labor strategies. Our senior operational management team has extensive experience managing contract services in unionized environments. We currently have eight collective bargaining agreements with three different unions. Each collective bargaining agreement with each union covers a single facility with that union, enhancing our flexibility in developing our labor strategies. No single union has represented more than 38.4% of our employees in any given year over the past three years.

Proven customer contract pricing discipline.    We use a standard customer contract approval process to evaluate, develop and price contracts for new large program logistics opportunities. This mandatory process includes an evaluation of pricing, capital expenditure requirements, financial return and risk assessment prior to approval. Additionally, a significant percentage of our contracts for value-added services includes a fixed price component that produces a stable revenue stream regardless of a customer’s supply chain activity. Our disciplined contract pricing strategy and ability to include a fixed price component in our contracts has helped us to maintain profitability despite recent volatility in customer demand.

Enduring customer relationships.    We have long-term relationships with most of our largest customers. We have provided services to our top five customers for an average of 18 years. Typically our services are directly linked into our customers’ production processes, requiring a high level of integration with our customers’ operations and technology systems, which improves our competitive position and increases our customers’ costs of switching logistics providers. Since December 31, 2006, our customers retained our services for over 80% of the value-added services agreements that were expiring and subsequently renewed with a 3PL provider. In 2009, over 84% of our value-added services revenue was derived from multi-year contracts, and over 95% of our transportation revenue was derived from contracts with existing durations or prospective terms of at least one year. The duration of these agreements improves the predictability of our cash flows.

Flexible, asset-light business model.    Our asset-light, variable-cost-based operating structure enables us to scale our business up and down in response to changing business conditions and generates strong cash flows and return on capital. Substantially all of our operating facilities are either provided to us by customers, leased by us on a month-to-month basis, or leased by us on terms that match the related customer contracts to the greatest extent possible. Additionally, to accommodate our customers’ freight transportation needs, we use a network of independent tractor owners (owner-operators) and third-party transportation providers in addition to our Company-owned tractors. As of July 3, 2010, owner-operators supplied approximately 33.2% of the tractors used over the road in our transportation services and specialized services operations. We believe that our highly scalable operating platform will continue to support our growth with limited capital expenditure requirements.

State-of-the-art proprietary information technology system.    We have developed a proprietary, integrated and scalable information technology platform that allows us to efficiently manage key processes across our customers’ supply chains. The advanced functionality of our IT system enables seamless integration with customers’ and vendors’ IT networks and allows us to provide real-time end-to-end supply chain visibility. We believe that these applications improve our services and quality controls, strengthen our relationships with our customers and enhance our value proposition.

Highly experienced management team.    Our management team has a track record of delivering strong, profitable growth. Senior management is comprised of experienced professionals with an average of over 25 years of experience in transportation and logistics services, and related outsourcing businesses, and who have an average of 30 years of experience in the global automotive industry.

Our Strategy

Our goal is to strengthen our position as a leading logistics services provider through the following strategies:

Continue to capitalize on strong industry fundamentals and outsourcing trends.    We believe long-term industry growth will be supported by manufacturers seeking to outsource non-core logistics functions to cost-effective third-party providers that can efficiently manage increasingly complex global supply chains. As Armstrong & Associates expects the U.S. 3PL market to increase 13.4% in 2010, we intend to leverage our integrated suite of logistics services, our network of facilities in the United States, Canada and Mexico, our long-term customer relationships, and our reputation for operational excellence to capitalize on favorable industry fundamentals and growth expectations.

Target further penetration of key customers in the North American automotive industry.    The automotive industry is one of the largest users of global outsourced logistics services, providing us growth opportunities with both existing and new customers. We intend to capitalize on anticipated continued growth in outsourcing of higher value logistics services in the automotive sector such as sub-assembly and sequencing, which link directly into production lines and require specialized capabilities, technological expertise and strict quality controls. We believe we are well positioned to capitalize on this increased outsourcing activity as a result of our extensive experience and enduring customer relationships. We regularly pursue opportunities to further penetrate our core automotive customer base by leveraging our position in the supply chains of our original equipment manufacturer (OEM) customers to extend our services to their suppliers and by cross-selling a wide range of transportation and specialized services to existing customers. We are also targeting and expect to increase our services to Tier I automotive component suppliers and foreign-owned automotive manufacturers operating in North America.

Continue to expand into new industry verticals.    We have provided highly complex value-added logistics services to automotive customers for more than 18 years. These capabilities and our broad portfolio of other logistics services are highly transferable to other vertical markets. In recent years, we have successfully targeted other end-markets where we believe we can leverage the expertise we developed in the automotive sector. In addition to automotive, our targeted industries include industrial products, aerospace, medical equipment, and technology. Revenues from customers outside of the automotive industry increased from 7.5% of revenues, or $22.4 million, in 2007 to 14.9% of revenues, or $26.5 million, in 2009. We believe our ability to provide a broad range of services in key markets in the U.S. and internationally provides us with additional growth platforms and cross-selling opportunities.

Expand our logistics services capabilities and geographical reach.    We intend to continue to expand our portfolio of services in response to customer demands for greater innovation and responsiveness from their logistics providers. We will also continue to pursue high growth sectors within our specialized services, such as expedited ground transportation and international freight forwarding. In addition, we intend to increase penetration of our services into other regions of the United States and in international markets, such as Mexico, where we deliver logistics services to General Motors’ newest automotive assembly plant.

Continue to invest in technological advances to meet customer requirements.    With continued outsourcing of supply chain activities, customers are requiring greater advances in information technology to support increasingly complex logistics solutions. We intend to continue to improve our proprietary IT system and expand the technology component of our service portfolio through a combination of internally and externally developed software. We believe that these ongoing technology investments will enhance the differentiation of our services relative to competing providers.

Grow through selected acquisitions.    The 3PL industry is highly fragmented, with hundreds of small and mid-sized competitors that are either specialized in specific vertical markets, specific service offerings, or limited to local and regional coverage. We expect to selectively evaluate and pursue acquisitions that will enhance our service capabilities, expand our geographic network, diversify our customer base and accelerate our earnings growth. Although we regularly evaluate and engage in discussions with potential targets, we do not currently have any agreements in place for material acquisitions.

Risk Factors

Our business is subject to numerous risks, which are highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•

our revenue is highly dependent on the automotive industry and any decrease in demand for outsourced services in this industry or our other targeted industries could reduce our revenue and seriously harm our business;

•

we derive a significant portion of our revenue from a few major customers, and the loss of one or more of them, or a reduction in their operations, could have a material adverse effect on our business;

•	customer manufacturing plant closures could have a material adverse effect on our performance;

•	competition and consolidation in the 3PL market may harm our business; and

•	our profitability could be negatively impacted by downward pricing pressure from certain of our customers.

Corporate Information

LINC Logistics Company was incorporated in Michigan on March 11, 2002, to combine certain logistics and transportation businesses of CenTra, Inc. (CenTra). One such business, Logistics Insight Corp., began operations in 1992 and is now one of our wholly-owned subsidiaries. On December 31, 2006, CenTra completed a corporate reorganization through which all entities included in our consolidated financial statements as of and for the year ended December 31, 2006 came under our direct ownership and control. In connection with that reorganization, on December 29, 2006, we declared a $93.0 million cash dividend payable to CenTra, and on December 31, 2006, we distributed a $33.4 million net receivable to CenTra. Immediately following the distribution of the net receivable, CenTra distributed all of our outstanding common stock in a spin-off transaction to its stockholders, Matthew T. Moroun and a trust controlled by Manuel J. Moroun, Matthew T. Moroun’s father.

Our principal executive offices are located at 11355 Stephens Road, Warren, Michigan 48089, and our telephone number is (586) 467-1500. Our website address is www.4linc.com. Information on or accessed through our website is not incorporated into this prospectus and is not part of this prospectus.

The Offering

Common stock being offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million. We intend to use $93.0 million of our net proceeds to satisfy an outstanding $68.0 million cash dividend payable and a related $25.0 million dividend distribution promissory note initially issued to CenTra, Inc., which was our sole shareholder on December 29, 2006, the record date for the dividend. We may use additional net proceeds to pay down balances on our revolving credit facilities. The balance of our net proceeds will be used for working capital and general corporate purposes. In addition, although we have no specific acquisition plans at this time, we may use a portion of our net proceeds to make acquisitions. See “Use of Proceeds.”

Risk factors	See the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Select Market symbol	We have applied to have the common stock listed on the NASDAQ Global Select Market under the symbol “LLGX.”

Except as otherwise indicated, the number of shares shown to be outstanding after this offering is based on                  shares outstanding as of July 3, 2010, and includes                  shares of restricted common stock to be issued immediately subsequent to effectiveness of this offering pursuant to the Long-Term Incentive Plan and that will be vested upon issuance, and excludes the following:

•	shares of restricted common stock to be issued immediately subsequent to effectiveness of this offering pursuant to the Long-Term Incentive Plan and that will vest at a later date;

•

                 shares of common stock issuable upon exercise of options will be granted immediately subsequent to effectiveness of this offering pursuant to the Long-Term Incentive Plan, at an exercise price of $             per share; and

•	additional shares of common stock available for issuance under the Long-Term Incentive Plan.

We have granted the underwriters an option to purchase up to              additional shares of common stock to cover over-allotments.

Except as otherwise indicated, all information in this prospectus assumes:

•	a -for-1 split of shares of our common stock, which will occur before completing this offering;

•	an initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial and Operating Data

The following table sets forth a summary of our consolidated financial and operating data as of and for the periods presented. The table includes certain pro forma information that reflects the impact of our conversion from an S-corporation to a C-corporation in connection with this offering. We derived the summary consolidated statements of income data for the years ended December 31, 2007, 2008, and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of income data for the twenty-six weeks ended July 4, 2009 and July 3, 2010 and summary consolidated balance sheet data as of July 3, 2010 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated interim financial statements on the same basis as our audited financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations.

The information below should be read in conjunction with the information included under the headings “Selected Combined and Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. The following historical financial information may not be indicative of our future performance.

	Year Ended December 31,			Twenty-six Weeks Ended
	2007	2008	2009	July 4, 2009	July 3, 2010
				(unaudited)
	(in thousands, except share and per share amounts and employee and facility counts)
Statements of Income Data:
Revenue	$299,195	$247,815	$177,938	$79,551	$119,936
Operating expenses	261,706	233,413	160,316	74,383	102,575

Operating income	37,489	14,402	17,622	5,168	17,361
Interest expense, net	3,414	2,071	1,354	710	749

Income before provision for income taxes	34,075	12,331	16,268	4,458	16,612
Provision for income taxes	1,361	1,412	1,339	703	989

Net income	$32,714	$10,919	$14,929	$3,755	$15,623

Pro Forma Data (unaudited):
Income before provision for income taxes	$34,075	$12,331	$16,268	$4,458	$16,612
Pro forma provision for income taxes(1)	13,230	4,407	6,257	1,608	6,196

Pro forma net income	$20,845	$7,924	$10,011	$2,850	$10,416

Pro forma earnings per share, basic and diluted
Average common shares outstanding, basic and diluted

Pro Forma As Adjusted Data (unaudited):
Pro forma as adjusted earnings per common share(2)
Basic
Diluted

Other Data:
Adjusted EBITDA(3)	$45,953	$30,194	$27,164	$9,490	$20,230
Cash flow from operations	$42,992	$19,145	$16,892	$12,869	$18,511
Capital expenditures	$11,110	$2,726	$1,655	$447	$961
Cash dividends paid(4)	$68,006	$5,690	$71	$70	$11,792
Employees at end of period	2,776	1,904	1,504	1,525	1,575
Facilities managed at end of period	26	24	27	28	32

	As of July 3, 2010
	Actual	Pro Forma as Adjusted(5)
	(unaudited, in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,042
Total assets	70,677
Total debt	59,795

(1)	Since January 1, 2007, we have been treated as an S-corporation for U.S. federal income tax purposes. For the years ended December 31, 2005 and 2006, we were treated as a C-corporation for income tax purposes. As a result of our S-corporation status, our income since January 1, 2007 has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. The provision for income taxes in 2007, 2008, 2009 and the twenty-six weeks ended July 3, 2010 reflects the amount of entity-level income taxes in those jurisdictions where S-corporation status is not recognized. For the year ended December 31, 2007, as a result of our S-corporation election, our provision for income taxes includes the realization of a U.S. deferred tax expense of $2.5 million resulting from the elimination of a U.S. net deferred tax asset. In connection with this offering, our S-corporation status will be terminated and we will become subject to additional entity-level income taxes that will be reflected in our financial statements. Also, we will reestablish deferred tax accounts eliminated in 2007. As of July 3, 2010, such action, which has been contemplated in the pro forma provision for each of the periods presented, would have resulted in an estimated $1.9 million increase in our provision for income taxes. Pro forma provision for income taxes reflects combined federal, state and local income taxes, as if we had been treated as a C-corporation, using blended statutory federal, state and local income tax rates of 38.8%, 35.7%, 38.5% and 37.3% in 2007, 2008, 2009 and the twenty-six weeks ended July 3, 2010, respectively. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(2)	Pro forma as adjusted data is computed by dividing pro forma net income, adjusted for the elimination of approximately $ million in interest expense and the related tax benefit at an effective tax rate of %, assuming the retirement with a portion of the proceeds from this offering of approximately $ million of our outstanding debt, by the number of shares outstanding after this offering. Such outstanding share amounts include shares to be issued in connection with this offering and, on a diluted basis, shares of restricted stock and stock options to be issued immediately subsequent to effectiveness of this offering under our Long-Term Incentive Plan. See “Compensation Discussion and Analysis — Long-Term Incentive Plan.”

(3)	We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income plus (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization, or EBITDA, adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance, including facility closing costs, suspended capital market activity and legal settlement. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Set forth below is a reconciliation of net income, the most comparable GAAP measure, to EBITDA and Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Twenty-six Weeks Ended
	2007	2008	2009	July 4, 2009	July 3, 2010
	(in thousands)			(unaudited, in thousands)
Net income	$32,714	$10,919	$14,929	$3,755	$15,623
Provision for income taxes	1,361	1,412	1,339	703	989
Interest expense, net	3,414	2,071	1,354	710	749
Depreciation and amortization	6,664	7,432	6,952	3,521	3,213

EBITDA	44,153	21,834	24,574	8,689	20,574
Facility closing costs(a)	—	3,023	2,590	801	(344)
Suspended capital market activity(b)	—	575	—	—	—
Legal settlement(c)	1,800	4,762	—	—	—

Adjusted EBITDA	$45,953	$30,194	$27,164	$9,490	$20,230

(a)	Represents costs incurred as a result of our election in 2008 and 2009 to close five value-added services operations due to the unprecedented contraction in production capacity by our major automotive customers. Such costs include facility lease costs (net of anticipated sublease revenues or comparable offsets), employee severance payments, and other similar expenses.

(b)	Represents expenses incurred as a result of our postponed IPO efforts in 2007 due to a decline in the automotive sector, deterioration in economic conditions and the significant downturn in the public equity markets.

(c)	Represents expenses accrued in connection with the prospective determination of probable loss amounts in connection with a multi-fatality traffic accident that was likely to exceed insurance limits and which we believe is not reflective of ordinary operations.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

(4)	Includes cash dividends previously paid, and thus does not include the $68.0 million dividend payable or the related $25.0 million dividend distribution promissory note that are intended to be paid from the proceeds of this offering. Also includes state withholding taxes paid on behalf of our shareholders and treated as a distribution.

(5)	Pro forma as adjusted balance sheet data as of July 3, 2010 are determined by giving effect to (a) the issuance of shares of common stock offered by us (at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus), (b) the cash payment of the $68.0 million dividend payable to CenTra, which was our sole shareholder on the record date for such dividend, (c) the payment of the related $25.0 million dividend distribution promissory note, (d) the payment of a $ million S-corporation dividend to our existing shareholders, (e) the repayment of $ million of our indebtedness and (f) an estimated $1.9 million non-cash charge to record a deferred tax liability that will result from the termination of the Company’s S-corporation status. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Spin-Off from Related Party and ‘Subchapter S’ Election.”

RISK FACTORS

The value of your investment will be subject to the significant risks inherent in our business. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our common stock. If any of the events described below occur, our business and financial results could be seriously harmed. The trading price of our common stock could decline as a result of any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Our revenue is highly dependent on North American automotive industry production volume, and may be negatively affected by future downturns in North American automobile production.

A substantial portion of our customers are concentrated in the North American automotive industry. For the fiscal year ended December 31, 2009, and the twenty-six weeks ended July 3, 2010, 85.1% and 81.1%, respectively, of our revenue was derived from customers in the North American automotive industry. Our business and growth largely depend on continued demand for our services from customers in this industry.

The global economic crisis that has existed for at least the last two years and continues to exist has resulted in delayed and reduced purchases of automobiles. According to CSM Worldwide, light vehicle production during 2009 decreased by 32% and 43% in North America as compared to 2008 and 2007, respectively. As a result of plant closings and the general downturn in North American automobile production, the revenue we derive from customers in the North American automotive industry decreased from $73.0 million for the thirteen weeks ended June 30, 2007, to $50.8 million for the thirteen weeks ended July 3, 2010, a decline of more than 30.5%. Throughout the period 2008 to 2009, we experienced significant variability in our revenues from automotive industry customers, as General Motors and Chrysler restructured through bankruptcies, and other North American manufacturers re-scaled their operations to adjust to changing market demands.

These unprecedented conditions negatively impacted our revenues during the last two fiscal years. Any future downturns in North American automobile production may similarly affect our revenues in future periods.

Any decrease in demand for outsourced services in the industries we serve could reduce our revenue and seriously harm our business.

Our growth strategy is partially based on the assumption that the trend towards outsourcing logistics services will continue despite potentially adverse economic trends affecting our automotive and other customers. Declines in sales volumes in the industries we serve, particularly the automotive industry, may lead to a declining demand for logistics services.

Production volumes in the automotive industry are sensitive to consumer demand as well as employee and labor relations. Declines in sales volumes, or the expectation of declines, for the industry or for any of our individual customers could result in production cutbacks and unplanned plant shutdowns. Likewise, potential customers may see a risk, based on labor relations issues or other factors, in relying on third-party logistics service providers or may define these activities as their own core competencies and may seek means to deploy excess labor or other resources, and hence may prefer to perform logistics operations themselves. We therefore cannot assure you that the market for logistics services will not decline or will grow as we expect.

Other developments may also lead to a decline in the demand for our services in our targeted industries. For example, consolidation in these industries or acquisitions, particularly involving our customers, may decrease the potential number of buyers of our services. Similarly, the relocation or expansion of automotive or other production operations in locations where we do not have an established presence, or where our competitive position is not as strong, may adversely affect our business, even if production increases worldwide, if we are not able to effectively service these industries in such locations. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business.

Many of our customers experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost-reduction measure, they may also result in increasing pressure on us from our automotive and other customers to lower our prices, which could negatively affect our business, results of operations, financial condition and cash flows.

We derive a significant portion of our revenue from a few major customers, and the loss of any one or more of them as customers, or a reduction in their operations, could have a material adverse effect on our business.

A significant portion of our revenue is generated from a limited number of major customers. Approximately 30.0%, 30.3% and 11.5% of our revenue for the fiscal year ended December 31, 2009, was attributable to affiliates of Ford, General Motors and Chrysler, respectively, who together accounted for approximately 71.8% of our revenue for such period. For the twenty-six weeks ended July 3, 2010, approximately 30.7%, 23.8% and 13.0% of our revenue was attributable to affiliates of Ford, General Motors and Chrysler, respectively, who together accounted for approximately 67.5% of our revenue for such period. Our contracts with our customers generally contain cancellation clauses, and there can be no assurance that these customers will continue to utilize our services or that they will continue at the same levels. Further, there can be no assurance that these customers will not be further affected by the continuation of the recent downturn in the automotive industry, which would result in a reduction in their operations and corresponding need for our services. Moreover, our customers may lose market share, apart from trends in the automotive industry generally. In recent years, General Motors, Chrysler and Ford have lost market share in the United States. If our major customers continue to lose U.S. market share they may have less need for our services. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business and results of operations.

Customer manufacturing plant closures could have a material effect on our performance.

We derive a substantial portion of our revenue from the operation and management of our operating facilities, which are often located adjacent to a customer’s manufacturing plant and are directly integrated into the customer’s production line process. We may experience significant revenue loss and shut-down costs, including costs related to early termination of leases, causing our business to suffer if our customers closed their plants or significantly modified their capacity or supply chains at a plant that we service.

During the period 2008 to 2010, we discontinued and closed operations at five locations in response to our customers closing their related manufacturing plants and recorded aggregate shut-down charges of $5.3 million as a result of those closings. Although we do not currently operate any facilities linked to other announced plant closures, there can be no assurance that we will not be impacted by any future announcements of plant closures.

Competition and consolidation in the market for third-party logistics services may harm our business.

The third-party logistics industry is intensely competitive, and our business may suffer if we are unable to address pricing pressures and other competitive factors that may adversely affect our revenue and costs relative to our competitors. We face competition from a number of global companies, some of which have greater financial and marketing resources. In the industry sectors and regions in which we are active, we also face competition from certain niche and local logistics providers, some of which have a significant market presence in their respective sectors or regional niche markets. If we cannot successfully compete with our competitors, this could result in reduced revenue and reduced margins, both of which could have a material adverse effect on our operating cash flows and results of operations.

In recent years, the third-party logistics market has seen a growing market presence of larger logistics companies. Many logistics companies are attempting to expand their operations through the acquisition of contract logistics providers and other transportation service providers. We have a focused strategy in selected industry sectors and regions where we believe we have competitive advantages and therefore a defensible market position. If we cannot maintain or gain sufficient market presence or are unable to differentiate ourselves from our competitors in our selected industry sectors, or regions, or if our strategy fails to achieve its intended results, we may not be able to compete successfully against other companies with global operations or niche-market competitors.

Other competitive factors that could adversely impact our operations and profitability include the following:

•

the relative degree of leverage and cost of capital among third-party logistics suppliers can be a significant competitive factor, and any increase in either our debt or equity cost of capital as a result of increased borrowing, stock price volatility or our ability to raise capital in support of future growth or acquisitions could have a significant impact on our competitive position;

•

some companies hire lead logistics providers to manage their logistics operations, and these lead logistics providers may hire logistics providers on a non-neutral basis which may reduce the number of business opportunities available to us; and

•

many customers periodically accept bids from multiple providers for their logistics service needs, and this process may result in the loss of some of our business to competitors and in price reductions.

Our profitability could be negatively impacted by downward pricing pressure from certain of our customers.

Given the nature of our services and the competitive environment in which we operate, our largest customers exert downward pricing pressure and often require modifications to our standard commercial terms. Due to their size and market concentration, some of our customers utilize competitive bidding procedures involving bids from a number of competitors or otherwise exert pressure on our prices and margins. Likewise, such customers’ increased bargaining power could have a negative effect on the non-monetary terms of our customer contracts, for example, in relation to the allocation of risk or the terms of payment. While we believe our ongoing cost reduction initiatives have helped mitigate the effect of price reduction pressures from our customers, there is no assurance that we will be able to maintain or improve our current levels of profitability.

Under most of our contractual arrangements with our customers, all or a portion of our pricing is based on certain assumptions regarding the scope of services, production volumes, operational efficiencies, the mix of fixed versus variable costs, productivity and other factors. If, as a result of subsequent changes in our customers’ business needs or market forces that are outside of our control, these assumptions prove to be invalid, we could have lower margins than anticipated or our contracts could prove unprofitable. Although certain of our contracts provide for renegotiation upon a material change, there is no assurance that we will be successful in obtaining the necessary price adjustments.

If our customers are able to reduce their total cost structure regarding their employees that provide internal logistics and transportation services, our business and results of operations may be harmed.

A major driver for our customers to use third-party logistics providers instead of their own personnel is their inherent high cost of labor. Third-party logistics service providers such as ourselves are generally able to provide such services more efficiently than otherwise could be provided “in-house” primarily as a result of our lower and more flexible employee cost structure. Historically, this has been the case in the U.S. automotive industry. If, however, the U.S. automotive industry, which has received concessions from the United Auto Worker and other unions, or any other industry we serve, is able to renegotiate the terms of its labor contracts or otherwise reduce its total cost structure regarding its employees, or if it has to make concessions as a result of pressure from the unions with which it deals, we may not be able to provide our customers with an attractive alternative for their logistics needs and our business and results of operations may be harmed.

We face a variety of risks relating to our material handling services.

For certain value-added material handling services, we lease warehouses and distribution facilities on a long-term basis. In one situation, we also assumed employment arrangements from a customer. Such actions may require substantial investments in property, plant and equipment, personnel and management capacity. If we acquire or take over existing facilities of a customer or a competing provider, we may in some jurisdictions assume by operation of law all rights and obligations arising under the existing employment relationships between our customer or the competing provider and the employees employed at such facilities. This may result in additional costs and obligations to be incurred by us, such as wages and employee benefits, which may include severance or other employment-related obligations.

We commit facilities, labor and equipment on the basis of projections of future demand, and our projections may prove inaccurate as a result of changes to economic conditions or a decision by our customers to terminate or not to renew their contracts with us. We generally strive to minimize these risks for our dedicated warehouses and other assets by negotiating coterminous lease agreements, which have the same duration as that of the assets deployed to service the contract. Where we take assignment of existing employment relationships, we typically seek indemnities for employee service liabilities from the previous employer. Our revenue, cash flows and results of operations may be adversely affected if we are unable to secure terms coterminous with our customer commitments or be indemnified for employee service liabilities. This could result in an impairment of goodwill or other assets and adversely affect our cash flow.

Under some of our third-party logistics agreements, we have agreed to reduce our prices over time in accordance with anticipated cost savings and efficiency improvements. If we are compelled to perform our contractual obligations on unfavorable terms (including when such anticipated cost savings and improvements are not realized) our results of operations could be adversely affected.

Our customers may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenue.

The terms of our customer contracts, particularly for value-added services, often range up to five years. Many of our customer contracts may be terminated by our customers with or without cause, with one to six months’ notice and in most cases without significant penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts representing 24.3% of our revenue from continuing business in the fiscal year ended December 31, 2009, were subject to expiration on or before December 31, 2010. Failure to meet contractual or performance requirements could result in cancellation or non-renewal of a contract. In addition, a contract termination or significant reduction in work assigned to us by a major customer could cause us to experience a higher than expected number of unassigned employees or other underutilized resources, which would reduce our operating margin until we are able to reduce or reallocate our headcount or other overcapacity. We may not be able to replace any customer that elects to terminate or not renew its contract with us, which would adversely affect our business and revenues.

Our business is highly dependent on dynamic information technology.

The provision and application of information technology is an important competitive factor in the logistics industry. Among other things, our information systems must frequently interact with those of our customers and transportation providers. Our future success will depend on our ability to employ logistics software that meets industry standards and customer demands. Although there are redundancy systems and procedures in place, the failure of the hardware or software that supports our information technology systems could significantly disrupt client workflows and cause economic losses for which we could be held liable and which would damage our reputation.

We expect customers to continue to demand more sophisticated and fully integrated information technology systems from their logistics providers, which are compatible with their own information technology environment. In addition, our competitors may have or develop information technology systems that permit them to be more cost effective and otherwise better situated to meet customer demands than we are able to develop. Larger competitors may be able to develop or license information technology systems more cost effectively than we can by spreading the cost across a larger customer base, and competitors with greater financial resources may be able to develop or purchase information technology systems that we cannot afford. If we fail to meet the demands of our customers or protect against disruptions of both our and our customers’ operations, we may lose customers, which could seriously harm our business and adversely affect our operating results and operating cash flow.

We license a variety of software that is used in our information technology system. As a result, the success and functionality of our information technology is dependent upon our ability to continue to license the software platforms upon which it is built. There can be no assurances that we will be able to maintain these licenses or replace the functionality provided by this software on commercially reasonable terms or at all. Additionally, while we are not aware of any infringement and we believe that we have all necessary licenses to implement our system, we could be subject to claims of infringement in the future. The failure to maintain these licenses or any significant delay in the replacement of, or interference in, our use of this software or any claims of infringement, even those without merit, could have a material adverse effect on our business, financial condition and results of operations.

A significant labor dispute involving us or one or more of our customers, or that could otherwise affect our operations, could reduce our revenues and harm our profitability.

A substantial number of our employees and of the employees of our largest customers are members of industrial trade unions and are employed under the terms of collective bargaining agreements. Each of our unionized facilities has a separate agreement with the union that represents the workers at only that facility, with each such agreement having an expiration date that is independent of other collective bargaining agreements. Labor disputes involving either us or our customers could affect our operations. For example, in February 2008, in connection with their contract renegotiation with American Axle, the UAW initiated a strike that lasted 84 days significantly impacting General Motors. If the UAW and our customers are unable to negotiate new contracts and our customers’ plants experience slowdowns or closures as a result, our revenue and profitability could be negatively impacted. A labor dispute involving another supplier to our customers that results in a slowdown or closure of our customers’ plants to which we provide services could also have a material adverse effect on our business. Significant increases in labor costs as a result of the renegotiation of collective bargaining agreements could also be harmful to our business and our profitability.

In addition, strikes, work stoppages and slowdowns by our employees may affect our ability to meet our customers’ needs, and customers may do more business with competitors if they believe that such actions may adversely affect our ability to provide service. We may face permanent loss of customers if we are unable to provide uninterrupted service. The terms of future collective bargaining agreements also may affect our competitive position and results of operations.

If we are unable to enter new business industries or segments successfully, our future growth prospects could suffer.

Our growth strategy requires us to enter into geographic or business markets in which we have little or no prior experience. In addition to the risks inherent in entering new markets or lines of business, our success in entering such new markets or businesses may be dependent on our ability to create new and appropriate business models. There can be no assurance that we will be able to develop successful business models that can adapt to new lines of businesses in which we have little or no experience.

Our operations in Canada and Mexico make us vulnerable to risks associated with doing business in foreign countries.

As a result of our operations in Canada and Mexico, an increasing portion of our revenue and expenses are expected to be denominated in currencies other than U.S. dollars. International operations are subject to certain risks inherent in doing business abroad, including:

•	exposure to local economic and political conditions;

•	foreign exchange rate fluctuations and currency controls;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	investment restrictions or requirements; and

•	export and import restrictions.

Expanding our business in Canada and Mexico, and developing our business relationships with manufacturers in such jurisdictions are important elements of our strategy. As a result, our exposure to the risks described above may be greater in the future. The likelihood of such risks and their potential effect on us may vary from country to country and are unpredictable. However, any such occurrences could be harmful to our business and our profitability, thereby resulting in a decline in the value of our common stock.

We may not be able to execute our acquisition strategy successfully, which could cause our business and future growth prospects to suffer.

One component of our growth strategy is to pursue strategic acquisitions of third-party providers of logistics services, freight brokers and related transportation companies that meet our acquisition criteria. However, this is a new strategy and we have not successfully completed acquisitions in the past, and suitable acquisition candidates may not be available on terms and conditions we find acceptable. In pursuing acquisitions, we compete with other companies, many of which have greater financial resources than we do. If we are unable to secure sufficient funding for potential acquisitions, we may not be able to complete strategic acquisitions that we otherwise find desirable. Further, if we succeed in consummating strategic acquisitions, our business, financial condition and results of operations may be negatively affected because:

•	the acquired businesses may not achieve anticipated revenue, earnings or cash flows;

•	we may assume liabilities that were not disclosed to us or exceed our estimates;

•

we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract our management and divert our resources;

•	we may experience difficulties operating in markets in which we have had little or no direct experience;

•	we may lose the customers, suppliers, other commercial partners, key employees and owner-operators of the acquired company;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders; or

•	we may incur additional debt related to future acquisitions.

If we are unable to retain our executive officers, our business and results of operations could be harmed.

We are highly dependent upon the services of our employees. We do not maintain key-man life insurance on any of our executive officers. The loss of the services of any of our executive officers could adversely affect our operations and future profitability. We also need to continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. The market for qualified employees can be highly competitive, and we cannot assure you that we will be able to attract and retain the services of qualified executives, managers or other employees.

A claim in excess of our insurance limits could adversely affect our financial condition.

Except in certain cases in connection with specific customer requirements, we self-insure for potential auto and general liability claims in excess of $1.0 million, as well as all motor cargo liability and material handling claims. One or more significant claims, our failure to reserve adequately for such claims and/or the cost of maintaining our insurance could adversely affect our financial condition and results of operations in the future.

We maintain insurance with a licensed insurance carrier related party against the first $1.0 million of liability for individual auto liability and general liability claims. We self-insure for all amounts over $1.0 million related to auto and general liability claims. In addition, we self-insure for the risk of motor cargo liability claims from our trucking operations and material handling claims for certain of our warehouse operations. In addition, we are responsible for all of the legal expenses related to all claims, or the portion of claims, that we self-insure. We do establish financial reserves for anticipated uninsured losses and these reserves are periodically evaluated and adjusted to reflect our experience.

A portion of our total operating revenue is generated from truckload operations, and vehicle accidents in such business may result in property damage or significant bodily injury or wrongful death to claimants. Accordingly, we maintain, and expect to continue to maintain, financial reserves for open claims that could exceed the $1.0 million policy limits, as well as estimated liability for open motor cargo liability and material handling claims. If we experience claims that are not covered by our insurance or that exceed our insurance limits or reserves, or if we experience claims for which coverage is not provided, it would increase the volatility of our earnings and adversely affect our financial condition and results of operations.

A June 2006 automobile accident involving one of our subsidiaries resulted in multiple fatalities and injuries, and the filing of federal and state lawsuits. The federal lawsuits for multiple plaintiffs have been settled, and we have paid approximately $8.2 million as our share of those settlements. In the one remaining state court case for the one remaining plaintiff, Gibbs v. Albright, CTI, Pro-Logistics, et al. (Boone County, Missouri Circuit Court, filed July 2006), the defendants received and accepted a settlement offer from the plaintiff in 2008 providing for a full settlement against all parties for $3.5 million. Subsequently, the defendants moved to enforce the settlement and the trial judge ordered that the settlement be set aside. We have reserved the right to appeal that decision. The underlying case is now expected to be tried at the end of 2010. Plaintiff seeks monetary damages in an unspecified amount. We maintain a reserve of $1.4 million for our estimated loss in this case. If the damages resulting from the case are in excess of our reserve, it could have a material adverse effect on our results of operations.

As a result of increased premiums, we expect our insurance and claims expense to increase over historical levels even if we do not experience an increase in the number of accident claims. Insurance carriers have significantly raised premiums for many businesses, including logistics services companies. If this continues, the cost of maintaining our insurance would increase. In addition, if we decide to increase our purchased insurance limits in the future, our costs would be expected to increase.

Owner-operators provide the equipment for a substantial portion of our transportation services to our customers, and reductions in the pool of available driver candidates could limit our growth.

A substantial portion of the transportation services that we provide as part of our logistics services are carried out by owner-operators who are generally responsible for paying for their own equipment, fuel and other operating costs. In addition, our owner-operators provide a substantial portion of the tractors used in our business. The following factors recently have combined to create a difficult operating environment for owner-operators:

•	increases in the prices of new tractors;

•	a tightening of financing sources available to owner-operators for the acquisition of equipment;

•	increased maintenance expense due to aging equipment;

•	high fuel prices; and

•	increases in insurance costs.

In recent years, these factors have caused many owner-operators to join company-owned fleets or to exit the industry entirely. As a result of a smaller available pool of qualified owner-operators, the already strong competition among transportation service providers for their services has intensified. Due to the difficult operating environment and intense competition, turnover among owner-operators in the transportation industry is high. For the twelve months ended July 3, 2010, our owner-operator turnover rate was approximately 48.9%. Additionally, our agreements with our owner-operators are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified owner-operators to replace those who have left our fleet. If we are unable to retain our existing owner-operators or recruit new owner-operators, we may have to operate with fewer trucks and may have difficulty meeting customer demands, all of which would adversely affect our growth and profitability.

In the event that the current operating environment for owner-operators worsens, we may be required to adjust our owner-operator compensation package or, alternatively, to acquire more of our own revenue equipment and seat it with employee drivers in order to maintain or increase the size of our fleet. The adoption of either of these measures could materially and adversely affect our financial condition and results of operations. If we are required to increase the compensation of owner-operators, our results of operations would be adversely affected to the extent increased expenses are not recouped under our contracts with our customers. If we elect to purchase more of our own tractors and hire additional employee drivers, our capital expenditures would increase, we would incur additional employee benefits costs and depreciation, interest, and/or equipment rental expenses and our financial return on our assets would decline.

A determination by regulators that owner-operators are employees, rather than independent contractors, could expose us to various liabilities and additional costs.

Tax and other regulatory authorities have sometimes sought to assert that independent contractors in the transportation service industry, such as our owner-operators, are employees rather than independent contractors. There can be no assurance that these interpretations and tax laws that consider these persons independent contractors will not change or that these authorities will not successfully assert this position. If our owner-operators are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. In addition, such changes may be applied retroactively, and if so, we may be required to pay additional amounts to compensate for prior periods. Any of the above increased costs would adversely affect our business and operating results.

Difficulty in attracting and retaining drivers could affect our profitability and our ability to grow.

The trucking and transportation industries periodically experience difficulty in attracting and recruiting qualified drivers, including owner-operators, resulting in intense competition and increased wages for drivers. We have, from time to time, experienced under-utilization and increased expenses due to a shortage of qualified drivers and turnover of owner-operators. If we are unable to continue to attract drivers or contract with owner-operators, we could be required to increase our driver compensation package or under-utilize our vehicles, which could adversely affect our profitability and prospects for future growth.

Our business is subject to general economic and business factors that are largely out of our control, any of which could adversely affect our operating results.

Our business is dependent upon a number of general economic and business factors that may adversely affect our results of operations. Many of these are beyond our control, including fuel prices, new equipment prices and used equipment values, interest rates, taxes, tolls, license and registration fees and changes in regulatory requirements, all of which could increase our costs, particularly in the industry sectors and regions in which we operate.

We also are affected by recessionary economic cycles and downturns in customers’ business cycles, particularly in the industries where we have a significant concentration of customers, such as the automotive industry. Economic conditions may adversely affect our customers, their need for our services or their ability to pay for our services. Adverse changes in any of these factors could adversely affect our business and results of operations.

Further deterioration in the United States and world economies could exacerbate the difficulties experienced by our customers and suppliers in obtaining financing, which, in turn, could materially and adversely impact our business, financial condition, results of operations and cash flows.

Lending institutions have suffered and may continue to suffer losses due to their lending and other financial relationships, especially because of the general weakening of the global economy and the increased financial instability of many borrowers. Longer-term disruptions in the credit markets could further adversely affect our customers by making it increasingly difficult for them to obtain financing for their businesses. In particular, our automotive industry customers, who typically have related finance companies that provide financing to their dealers and customers, depend on securitization markets that have experienced severe disruptions during the global economic crisis and may face future disruptions. If capital is not available to our customers, or if its cost is prohibitively high, their businesses would be negatively impacted, which could result in their restructuring or even reorganization/liquidation under applicable bankruptcy laws. Any such negative impact, in turn, could materially and negatively affect our revenues and results.

Financial difficulties experienced by any major customer could have a material adverse impact on us if the customer were unable to pay for the services we provide or we experienced a loss of, or material reduction in, business from the customer. As a result of those difficulties, we could experience lost revenues, significant write-offs of accounts receivable, and significant impairment charges.

The profitability of our transportation services may be adversely affected by increased diesel fuel and energy prices.

Diesel fuel prices fluctuate greatly, and prices for diesel fuel are subject to economic, political, and other market factors beyond our control. Fuel prices have increased substantially in the first twenty-six weeks of 2010 compared with the prices prevailing in 2009, resulting in an increase of our average diesel fuel price from a weekly low of $1.96 per gallon during 2009, to a weekly high of $3.10 per gallon during the twenty-six weeks ended July 3, 2010. We require significant quantities of diesel fuel and are exposed to the price risk associated with variations in the market price for such product. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our customers and where applicable, pass a portion of these surcharges through to our owner-operators. These arrangements may not fully protect us or our owner-operators from fuel price increases. Because a significant portion of our revenue is earned from providing transportation services, an increase in diesel fuel prices (to the extent that it is not recovered from the customer through surcharges) could adversely affect our earnings.

Automotive industry product recalls or isolated product liability claims may negatively impact our business, financial condition, results of operations and cash flows.

There have recently been significant product recalls by some of the world’s largest automobile manufacturers. Recalls may result in decreased production levels due to (i) the manufacturer focusing its efforts on addressing the problems underlying the recall, as opposed to generating new sales volume, and (ii) consumers’ electing not to purchase automobiles manufactured by the company initiating the recall, or by automotive companies in general, while such recalls persist. Any reductions in the production volumes of our customers could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We provide sub-assembly services for certain of our customers in the United States and Mexico. In the ordinary course of operations, we manage charge-backs for non-conforming goods or service failure claims. To the extent that vehicle recalls or isolated product liability claims are caused by or involve components we have sub-assembled for our customers, we may be subject to risk of loss or other damage claims in connection with such sub-assembly services. We are not involved in the design, development or specification of any components. Our customers purchase all components and also specify sub-assembly processes and related equipment. We do warrant that items assembled by us will be fit and sufficient for the particular purpose intended by our customer and will, in particular, achieve specific testing, assembly and data capture criteria established by our customer for the sub-assembly process, based on detailed interim and final testing. If we do not expressly modify or exclude language appearing in the general terms and conditions attached to our major customers’ purchase orders, such losses or claims could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our operations are subject to environmental laws that may be costly to comply with, and the violation of which could result in substantial fines or penalties.

The nature of our business subjects us to environmental risks, including the costs of complying, or of failing to comply, with environmental laws and regulations. For example, most of our facilities are located in industrial areas that are prone to historical contamination, and some have bulk fuel storage units that pose spillage or seepage risks. We sometimes handle and transport hazardous materials for our customers and thus must comply with the laws regulating those activities. In connection with these operations, we may experience spills or releases of hazardous materials into the environment. Further, there could be historical contamination at sites for which we are liable. If we are involved in a spill or other accident, or if we are found to have violated applicable laws or regulations, we could be subject to substantial fines or penalties and to criminal and civil liability. We may have to spend significant sums to clean up releases of hazardous materials; investigate and remediate contamination caused by historical operations; and make improvements to our environmental and safety monitoring, assessment and training systems. Those expenditures could have an adverse effect on our financial position and operating cash flow. In addition, compliance with current and future environmental laws and regulations, such as those relating to carbon emissions and the effects of global warming, can be expected to have a significant impact on our transportation services and could adversely affect our business and results of operations.

Our business may be harmed by terrorist attacks, future war or anti-terrorism measures.

In the aftermath of the terrorist attacks of September 11, 2001, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Our international operations in Canada and Mexico may be affected significantly if there are any disruptions or closures of border traffic due to security measures. Such measures may have costs associated with them, which, in connection with the transportation services we provide, we or our owner-operators could be forced to bear. In addition, war or risk of war also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenue or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could affect our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

We are dependent on access to transportation networks.

We do not maintain all of our own transportation networks, and we rely on other third-party transportation service providers for some of our logistics services. Access to competitive transportation networks is important to logistics companies such as ourselves. We cannot assure you that we will always be able to ensure access to preferred third-party networks or that these networks will continue to meet our needs and allow us to remain competitive, in particular as compared with our large competitors with their own affiliated networks. If we are unable to ensure sufficient access to the most competitive domestic and international networks on a long-term basis, this could have a material adverse effect on our business and net sales, and the related operating results and operating cash flows.

In addition to our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. Such leverage, if significant, could create substantial risks.

We may arrange additional secured equipment financing in connection with an extension or refinancing of our senior debt in 2011 and may, either directly or through our subsidiaries, incur substantial additional indebtedness in the future. Although the agreements governing our debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If we incur additional debt above our current level, the risks associated with our current leverage would increase.

To service our indebtedness, we will require sufficient cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to affect any of these alternatives on commercially reasonable terms, or at all. The implementation of these alternatives may adversely impact our business, financial condition and operating results.

Risks Relating to Our Association with CenTra and Other Related Parties

We currently use related party entities for certain administrative functions, and our ability to operate our business may suffer if we choose to develop our own infrastructure.

Before December 31, 2006, we were a wholly-owned subsidiary of CenTra. We continue to rely on CenTra to provide certain tax, human resources, legal and other administrative services. Substantially all of our insurance coverage and our health and retirement employee benefit programs are also managed by a company controlled by the stockholders of CenTra. At the time of our separation from CenTra, we entered into a services agreement with CenTra, under which CenTra agreed to continue to provide these administrative services to us and our subsidiaries. See “Certain Relationships and Related Transactions — Services Agreement” for a description of these services. These services may not be provided at the same level as when we and our subsidiaries were wholly-owned subsidiaries of CenTra or when we and CenTra were under common ownership prior to this filing, and we may not be able to obtain the same benefits that we received prior to the separation or prior to this offering. Our services agreement with CenTra provides that the agreement will remain in effect until terminated by either party by giving 90 days prior notice. Although we have no current plans to terminate the agreement or substantially modify the services provided by CenTra, and are not aware of any such plans to do so by CenTra, should our agreement with CenTra terminate for any reason, we may not be able to replace these services at all or at comparable rates and on comparable terms.

We may be liable for certain U.S. federal and state tax obligations associated with the spin-off of our shares by CenTra.

On December 31, 2006, CenTra distributed all of our shares to Matthew T. Moroun and a trust controlled by Manuel J. Moroun, which distribution we refer to as the spin-off. In connection with the spin-off, we entered into a tax separation agreement with CenTra, in which we and CenTra agreed to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances. In general, we are responsible for our taxable periods ending on or after the date of the spin-off. If we are required to make any payments under our indemnity obligations, it could have a material impact on our financial position and results of operations.

Before completing the spin-off, CenTra obtained a private letter ruling from the IRS that, subject to certain customary limitations, the spin-off would qualify as a tax-free distribution for which no gain or loss will be recognized by CenTra or its stockholders for federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code. Consistent with the IRS’s practices, the IRS did not review any information pertaining to, and made no determination concerning, the business purpose requirement, the non-device requirement and whether the spin-off was part of a plan pursuant to which one or more person would acquire a fifty percent or greater interest in CenTra or us (a “Section 355(e) Plan”). Generally, a taxpayer may rely on a letter ruling received from the IRS, and the IRS will not revoke or modify a letter ruling except in limited circumstances. On September 14, 2007, the IRS, CenTra and we entered into a tax closing agreement in which the IRS agreed that the spin-off qualified as a tax-free distribution to CenTra and its stockholders, generally subject only to the IRS reserving its right to assert that the spin-off was part of a Section 355(e) Plan based on the facts and circumstances at the time of an initial public offering of our stock. While the effect of the private letter ruling and the tax closing agreement are to significantly reduce the possibility that the IRS will take a contrary position in the future, we cannot assure you that the IRS will not do so or, if it does, that the IRS’s position would not be sustained. Under the tax separation agreement, CenTra is generally responsible for taxes resulting directly from the spin-off, if the spin-off does not qualify as a tax-free distribution, as well as for taxes relating to itself and its subsidiaries (other than us) for taxable periods ending on or before the date of the spin-off. If CenTra becomes liable for such tax obligations and is not able to satisfy them, under the Code, we, as a former subsidiary of CenTra at the time the tax obligation arose, may become obligated to make such payments on CenTra’s behalf. If we are required to make any payments resulting from such tax obligations, it would have a negative impact on our financial position and results of operations.

Any disputes that arise between us and CenTra and other related parties with respect to our past and ongoing relationships could harm our business operations.

Disputes may arise between CenTra or other related parties and us in a number of areas relating to our ongoing relationships. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with CenTra and other related parties may be amended upon agreement between the parties. While we are controlled by members of the Moroun family, who also control CenTra and other related parties, we may agree to amendments to these agreements that may be less favorable to us than the current terms of the agreements. For example, many of our facility leases with related parties are on a month-to-month basis, without specified future rental amounts. If such facility leases are terminated, we might not be able to replace them on comparable terms and may experience an interruption of services.

Some of our directors may have conflicts of interest because of their ownership of CenTra stock and positions with CenTra.

Matthew T. Moroun, the Chairman of our board of directors, and Manuel J. Moroun, another of our directors, own all of the outstanding stock of CenTra and are the Vice-Chairman and Chairman, and President and Chief Executive Officer, respectively, of CenTra. Ownership of CenTra stock by our directors after this offering and the presence of executive officers or directors of CenTra on our board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for CenTra than for us.

Risk Relating to S-corporation to C-corporation Conversion

Prior to this offering, we were treated as an S-corporation under Subchapter S of the Internal Revenue Code, and claims of taxing authorities related to our prior status as an S-corporation could harm us.

In connection with this offering, our S-corporation status will be terminated and we will be treated as a C-corporation under Subchapter C of the Internal Revenue Code, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. If the unaudited, open tax years in which we were an S-corporation are audited by the Internal Revenue Service, and we are determined not to have qualified for, or to have violated, our S-corporation status, we will be obligated to pay back taxes, interest and penalties, and we do not have the right to reclaim tax distributions we have made to our stockholders during the periods. These amounts could include taxes on all of our taxable income while we were an S-corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

Risks Relating to the Offering and Ownership of Our Common Stock

Our common stock has no prior trading history, and we cannot assure you that our stock price will not decline after this offering.

Previously, there has not been any public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price for the shares will be determined by negotiations with us and the representative of the underwriters and may not be indicative of the prices that will prevail in the trading market. The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the initial public offering price. Fluctuations may occur in response to the risk factors listed in this prospectus and for many other reasons, including:

•	our financial performance or the performance of our competitors and similar companies;

•	the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission (SEC);

•	changes in estimates of our performance or recommendations by securities analysts;

•	failure to meet financial projections for each fiscal quarter;

•	the impact of new federal or state regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the introduction of new services by us or our competitors;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors;

•	technological innovations or other trends in our industry;

•	news affecting our customers, including Ford, General Motors and Chrysler;

•	regulatory or labor conditions applicable to us, our industry or the industries we serve;

•	market conditions in our industry, the industries we serve, the financial markets and the economy as a whole;

•	changes in our capital structure; and

•	sales of our common stock by us, our controlling shareholders or members of our management team.

In addition, the stock market historically has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of a particular company. These broad market fluctuations may cause declines in the market price of our common stock. When the market price of a company’s common stock drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs, including settlement costs or awards for legal damages, and could divert the time and attention of our management and other resources.

Because Matthew T. Moroun and Manuel J. Moroun will continue to hold a controlling interest in us, the influence of our public shareholders over significant corporate actions will be limited and you may be unable to realize a gain on your investment in our shares of common stock.

After this offering, it is expected that Matthew T. Moroun, the Chairman of our board of directors, and a trust controlled by Manuel J. Moroun, will together own approximately         % of our outstanding common stock. Because of the Morouns’ level of ownership, we have elected to be treated as a controlled company in accordance with the rules of the NASDAQ Stock Market. Accordingly, we are not required to comply with NASDAQ Stock Market rules which would otherwise require a majority of our board to be comprised of independent directors and require our board to have a compensation committee and a nominating and corporate governance committee comprised of independent directors. As a result, after this offering the Moroun family will continue to have the power to:

•	control all matters submitted to our shareholders;

•	elect our directors;

•	adopt, extend or remove any anti-takeover provisions that are available to us; and

•	exercise control over our business, policies and affairs.

This concentration of ownership could limit the price that some investors might be willing to pay in the future for shares of our common stock, and our ability to engage in significant transactions, such as a merger, acquisition or liquidation, will require the consent of the Moroun family. Conflicts of interest could arise between us and the Moroun family, and any conflict of interest may be resolved in a manner that does not favor us.

The Moroun family may continue to retain control of us for the foreseeable future and may decide not to enter into a transaction in which you would receive consideration for your common shares that is much higher than the cost to you or the then-current market price of those shares. In addition, the Moroun family could elect to sell a controlling interest in us to a third-party and you may not be able to participate in such transaction or, if you are able to participate in such a transaction, you may receive less than the then current fair market value or the price you paid for your shares. Any decision regarding their ownership of us that the Moroun family may make at some future time will be in their absolute discretion.

Additional sales of our common shares by the Moroun family, or issuances by us in connection with future acquisitions or otherwise, or the exercise of outstanding stock options could cause the price of our common stock to decline or may dilute your ownership in us.

If the Moroun family sells a substantial number of shares of our common stock in the future, the market price of our common stock could decline. A perception among investors that these sales may occur could produce the same effect. After this offering, the Moroun family will have rights, subject to specified conditions, to require us to include shares of common stock owned by them in registration statements that we may file. By exercising their registration rights and selling a large number of shares of common stock, the Moroun family could cause the price of our common stock to decline. Furthermore, if we were to include shares of common stock held by the Moroun family in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. See “Shares Eligible for Future Sale” for a more detailed description of the common shares that will be available for future sales upon completion of this offering.

One component of our business strategy is to make acquisitions. In the event of any future acquisitions, we could issue additional shares of common stock, which would have the effect of diluting your percentage ownership of our common stock and could cause the price of our common stock to decline.

Our articles of incorporation and bylaws will have, and under Michigan law are subject to, provisions that could delay, deter or prevent a change of control.

Our articles of incorporation and bylaws will contain provisions that might enable our management to resist a proposed takeover of our company. These provisions could discourage, delay or prevent a change of control of our company or an acquisition of our company at a price that our shareholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•

a requirement that special meetings of our shareholders may be called only by our board of directors, the Chairman of our board of directors, our President or the holders of a majority of our outstanding common stock;

•	advance notice requirements for shareholder proposals and nominations; and

•

the authority of our board to issue, without shareholder approval, preferred stock with such terms as the board may determine, including in connection with our implementation of any shareholders rights plan, or “poison pill.”

In addition, certain provisions of Michigan law that apply to us could discourage, delay or prevent a change of control or acquisition of our company.

For additional information regarding these provisions, you should read the information under the heading “Description of Capital Stock.”

You will suffer immediate and substantial dilution because the net tangible book value of stock purchased in the offering will be substantially lower than the initial public offering price.

The net tangible book value per share of our common stock, adjusted to reflect the net proceeds we receive from this offering, will be substantially below the initial public offering price. You will therefore incur immediate and substantial dilution of $             per share at an initial public offering price of $             per share. In addition, immediately subsequent to effectiveness of this offering, we will grant options to acquire shares of our common stock and shares of restricted stock, which will result in further dilution. As a result, if we are liquidated, you may not receive the full amount of your investment. See “Dilution.”

We have broad discretion in how we use a significant portion of our net proceeds from this offering, and we may not use these proceeds in a manner desired by our public shareholders.

Of our net proceeds from this offering, $93.0 million will be paid to satisfy a $68.0 million dividend payable to, and a related $25.0 million dividend distribution promissory note initially issued to, CenTra, Inc., which was our sole shareholder on December 29, 2006, the record date for a dividend declared in connection with our spin-off from CenTra. We do not currently have a specific plan with respect to the use of the balance of our net proceeds from this offering, and we have not committed these proceeds to any particular purpose. Accordingly, our management will have broad discretion with respect to the use of this portion of our net proceeds and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways which our public shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which this portion of our net proceeds of the offering are used. We plan to use these proceeds for working capital and other general corporate purposes, and may also elect to pay down balances on our revolving credit facilities. We also may use a portion of these proceeds to acquire complementary businesses, as acquisitions are an integral part of our strategic growth plans. Any investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. As a result, a substantial portion of the proceeds we receive in the offering may be used in a manner significantly different from our current expectations.

Our common stock may have a low trading volume and limited liquidity, resulting from a lack of analyst coverage and institutional interest.

We are a relatively small company. Our common stock may receive limited attention from market analysts. Lack of up-to-date analyst coverage may make it difficult for potential investors to fully understand our operations and business fundamentals, which may limit our trading volume. Such limited liquidity may impede the development of institutional interest in our common stock, and could limit the value of our common stock. Additionally, low trading volumes and lack of analyst coverage may limit your ability to resell your shares at or above the initial public offering price.

We do not intend to declare dividends on our stock after this offering.

We currently intend to retain our future earnings, if any, to finance the growth and development of our business. Other than the dividends payable to CenTra, and to Matthew T. Moroun and a trust controlled by Manuel J. Moroun as the shareholders of record during the period in which we elected to be treated as an S-corporation, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payments of cash dividends in the future will be at the discretion of our board of directors. Therefore, you should not rely on dividend income from shares of our common stock.

As a public company, we will be required to meet periodic reporting requirements under SEC rules and regulations. Complying with federal securities laws as a public company is expensive and we will incur significant time and expense enhancing, documenting, testing and certifying our internal control over financial reporting.

SEC rules require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. Prior to this offering, we have not been required to comply with SEC requirements to have our financial statements completed and reviewed or audited within a specified time and, as such, we may experience difficulty in meeting the SEC’s reporting requirements. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

As a public company we will incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act of 2002, as well as compliance with other SEC and NASDAQ Stock Market rules, will increase our legal and financial compliance costs and make some activities more time-consuming and costly. We cannot predict or estimate with precision the amount of additional costs we may incur or the timing of such costs.

Furthermore, after we become a public company, SEC rules require that our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm will be required, beginning with our Annual Report on Form 10-K for our fiscal year ending on December 31, 2011, to attest to our assessment of our internal control over financial reporting. This process generally requires significant documentation of policies, procedures and systems, review of that documentation by our internal accounting staff and our outside auditors and testing of our internal control over financial reporting by our internal accounting staff and our outside independent registered public accounting firm. Documentation and testing of our internal controls will involve considerable time and expense, may strain our internal resources and have an adverse impact on our operating costs. For example, in anticipation of becoming a public company, we expect to hire an external reporting manager and we have adopted policies regarding internal controls over financial reporting. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, which we will obtain before the completion of this offering, and we may be required to accept lower policy limits and coverage or incur substantially higher costs to obtain the desired coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our common stock.

As a public company, we may, during the course of our testing of our internal control over financial reporting, identify deficiencies that we would have to rectify to satisfy the SEC rules for certification of our internal control over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal control over financial reporting is effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the trading price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting they may negatively impact our business, results of operations and reputation.

FORWARD-LOOKING STATEMENTS

Some of the statements and assumptions in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus are forward-looking statements. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those in the forward-looking statements. In some cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “plan,” “intend,” “may,” “should,” “will” and “would” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. The factors listed in the section captioned “Risk Factors,” as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $             million, or $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus.

We intend to use $93.0 million of our net proceeds to pay a $68.0 million cash dividend payable and a related $25.0 million dividend distribution promissory note that was initially issued to CenTra, Inc., which was our sole shareholder on December 29, 2006, the record date for that dividend. The interest rate on the dividend distribution promissory note is 1.64% and the note matures on December 31, 2013; it is currently held by DIBC Investments, Inc. We may use additional net proceeds to pay down the outstanding balance on our Comerica Bank revolving credit facility, which had an outstanding balance of $16.6 million and bore interest at an annual rate of 4.10% on July 3, 2010, and terminates July 1, 2011. We may also use a portion of the net proceeds to pay down our Fifth Third Bank term loan totaling $6.0 million, which bore interest at an annual rate of 4.85% on July 3, 2010, and matures on May 19, 2012, subject to possible acceleration to May 30, 2011 if our Fifth Third Bank revolving credit facility is not extended. Our Fifth Third Bank revolving credit facility had no outstanding balance at July 3, 2010, and any borrowings are due May 30, 2011, subject to a possible one-year extension. However, additional proceeds may be applied to pay down any outstanding balance on this facility as well. The balance of our net proceeds will be used for working capital and general corporate purposes, which may include strategic acquisitions that complement our business model. However, we currently have no specific acquisition plans.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will have significant discretion in the use of the portion of the net proceeds we receive from this offering that will not be used to pay the dividend payable or dividend distribution promissory note initially issued to CenTra. Investors will be relying on the judgment of our management regarding the application of these net proceeds. In addition, any investments, capital expenditures, cash acquisitions or other application of these proceeds may not produce the anticipated results. Pending use of these proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

DIVIDEND POLICY

Except in the limited cases described below (none of which would result in dividends being paid to shareholders who purchase in this offering), we currently intend to retain any future earnings to finance the growth, development and expansion of our business and do not anticipate paying cash dividends in the future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, any covenants included in our credit facilities, any legal or contractual restrictions on the payment of dividends and other factors the board of directors deems relevant.

On December 29, 2006, our board of directors declared a $93.0 million special cash dividend payable to CenTra, Inc., our sole shareholder at the time. The special dividend was approved in anticipation of the spin-off of LINC that was completed on December 31, 2006. Subsequently, on December 31, 2008, we reduced our dividend payable to $68.0 million by issuing a $25.0 million dividend distribution promissory note initially issued to CenTra. The note currently bears interest at a fixed rate of 1.64% per annum and is due on December 13, 2013. Payment of the $68.0 million dividend payable is also due on or before December 13, 2013. We intend to pay both the $68.0 million dividend payable and the $25.0 million dividend distribution promissory note immediately following this offering with a portion of our net proceeds. We do not anticipate having any difficulty obtaining any necessary consents from our banks related to these dividend payments.

On December 31, 2006, CenTra distributed all of our shares to Matthew T. Moroun and a trust controlled by Manuel J. Moroun. We later made an election to be treated as an S-corporation within the meaning of Section 1361 of the Internal Revenue Code for U.S. federal income tax purposes, effective December 31, 2006. As a result of that election, our shareholders are taxed directly for our taxable income. During 2008 we paid four cash dividends aggregating $5.6 million to Matthew T. Moroun and a trust controlled by Manuel J. Moroun, our shareholders on the record dates for those dividends. No dividends were paid in 2009. In addition to those dividend payments, we directly paid approximately $90,000, $71,000 and $92,000 in 2008, 2009, and the twenty-six weeks ended July 3, 2010, respectively, of state withholding taxes on behalf of our shareholders.

Before completing this offering, we intend to terminate our S-corporation status. Accordingly, we have paid and expect to continue to pay dividends to our shareholders, Matthew T. Moroun and a trust controlled by Manuel J. Moroun, equal to our taxable income for the period from January 1, 2010 to the termination date of our S-corporation status, plus taxable income for any prior years that has not previously been distributed. From January 1, 2010 through July 3, 2010, we paid dividends aggregating $11.7 million and approximately $92,000 in state withholding taxes paid on behalf of our shareholders. On August 30, 2010, we declared and paid an additional dividend totaling $5.0 million. We estimate that before the completion of this offering we will distribute an additional $             million to our shareholders resulting from the termination of our S-corporation status. This final distribution will be in the form of a promissory note to our current shareholders and will be equal to our estimated taxable income for periods prior to the termination date of our S-corporation status, less any dividends previously distributed. The promissory note will be satisfied by payment of the lesser of its principal amount or the final determination of the applicable taxable income.

CAPITALIZATION

The following table sets forth our cash and capitalization as of July 3, 2010:

•	on an actual basis;

•

on an as-adjusted basis to reflect: (1) the issuance and sale of            shares of common stock by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, and our receipt of the net proceeds from this offering after deducting estimated underwriting discounts and estimated expenses payable by us, (2) the             -for-1 split of our shares of common stock, and (3) the payment of a $68.0 million cash dividend payable and related $25.0 million dividend distribution promissory note initially issued to CenTra, which was our sole shareholder on the record date for that dividend, out of our net proceeds from this offering.

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

	As of July 3, 2010
	Actual	As Adjusted(1)(2)

	(in thousands)
Cash	$5,042	$

Total debt:
Secured revolving credit facility	16,565
Dividend distribution promissory note	25,000		—
Other long-term debt	18,230

Total debt	59,795

Dividend payable	68,000		—
Shareholders’ equity:
Common stock, no par value per share; 50,000 shares authorized;
1,000 issued and outstanding, actual; and shares authorized, shares issued and outstanding, as adjusted
Accumulated deficit	$(87,480)
Accumulated other comprehensive income	(230)

Total shareholders’ equity (deficit)	(87,710)

Total capitalization	$40,085	$

(1)	Does not include the $5.0 million dividend paid since July 3, 2010 and other dividends estimated to total $ million that are expected to be distributed before the completion of this offering as more fully described in “Dividend Policy.”

(2)	A $1.00 increase or decrease in the assumed initial public offering price of $ , the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease as-adjusted cash, total shareholders’ equity (deficit) and total capitalization by $ , assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The as-adjusted information discussed above is illustrative only and will vary based on the actual initial public offering price and other terms of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion of the offering.

Our net tangible book value as of July 3, 2010 was approximately $(87.7) million, or $(            ) per share. Net tangible book value per share represents the total book value of our tangible assets less total liabilities, divided by the outstanding number of shares of common stock. After giving effect to the sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses that we expect to pay, our pro forma net tangible book value as of July 3, 2010, would have been $             million, or $             per share. This represents an immediate increase in net tangible book value per share of approximately $             to our existing shareholders and immediate dilution in net tangible book value per share of $             to new investors who purchase shares in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per common share		$—
Net tangible book value per common share as of July 3, 2010	$—
Increase per common share attributable to new investors
Pro forma net tangible book value per common share after this offering
Dilution per common share to purchasers of common shares in this offering	$—	$—

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease pro forma net tangible book value per share after this offering by $             per share and dilution per share to new investors by $            ,             assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses that we expect to pay.

The following table summarizes, on the pro forma basis described above, assuming a public offering price of $             per share, as of July 3, 2010, the difference between our existing shareholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid to us and the average price per share paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing shareholders
New investors

Total	$—	0%	$—	0%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all shareholders by $             million, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, the following will occur: (1) the number of shares of common stock held by existing shareholders will be              and reduced to approximately     % of the total number of shares of common stock outstanding after this offering; and (2) the number of newly issued shares of common stock held by new investors will be increased to             or approximately     % of the total number of shares of our common stock outstanding after this offering.

Except as otherwise indicated, the number of shares shown to be outstanding after this offering is based on                  shares outstanding as of July 3, 2010, and includes                  shares of restricted common stock to be issued immediately subsequent to effectiveness of this offering pursuant to the Long-Term Incentive Plan and that will be vested upon issuance, and excludes the following:

•	shares of restricted common stock to be issued immediately subsequent to effectiveness of this offering pursuant to the Long-Term Incentive Plan and that will vest at a later date;

•

                 shares of common stock issuable upon exercise of options will be granted immediately subsequent to effectiveness of this offering pursuant to the Long-Term Incentive Plan, at an exercise price of $             per share; and

•	additional shares of common stock available for issuance under the Long-Term Incentive Plan.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL AND OPERATING DATA

LINC Logistics Company was incorporated on March 11, 2002 for the purpose of holding all the shares of our operating subsidiaries. Prior to December 31, 2006, we conducted our operations through a group of transportation-related companies, all of which were owned by CenTra, a private company wholly-owned by Matthew T. Moroun and a trust controlled by Manuel J. Moroun. The combined financial statements for periods before December 31, 2006 include the accounts of those companies that were subsidiaries of LINC as well as selected other subsidiaries or operations owned by CenTra, but managed by LINC. On December 31, 2006, CenTra completed a corporate reorganization through which certain operating subsidiaries became wholly-owned subsidiaries of LINC. Additionally, on December 31, 2006, CenTra distributed all of our shares held by it to its stockholders, Matthew T. Moroun and a trust controlled by Manuel J. Moroun.

The following table sets forth our selected combined and consolidated financial and operating data as of and for the periods presented, as well as certain pro forma information that reflects our anticipated conversion from an S-corporation to a C-corporation in connection with this offering. Our fiscal year ends on December 31 of each year. Our first, second and third fiscal quarters end on the thirteenth, twenty-sixth and thirty-ninth Saturday, respectively, of each year. The selected historical financial information at December 31, 2008 and 2009 and for the three-year period ended December 31, 2009 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical financial information at July 3, 2010 and for the twenty-six weeks ended July 4, 2009 and July 3, 2010 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical financial information at December 31, 2005 and 2006 and for the two years in the period ended December 31, 2006 have been derived from our audited combined and consolidated financial statements not included in this prospectus. The selected historical financial and operating data presented below should be read in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The following financial and operating data may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a single stand-alone entity during all of the periods presented.

	Year Ended December 31,					Twenty-six Weeks Ended
	2005	2006	2007	2008	2009	July 4, 2009	July 3, 2010
	Combined	Consolidated				Consolidated
						(unaudited)
	(in thousands)
Statements of Income Data:
Revenue	$279,609	$287,433	$299,195	$247,815	$177,938	$79,551	$119,936
Operating expenses:
Personnel and related benefits	115,128	126,598	130,561	107,189	72,625	34,086	47,988
Purchased transportation and equipment rent	62,563	49,954	47,032	36,421	26,626	9,287	22,465
Occupancy expense	17,290	17,319	21,164	25,619	19,897	10,041	7,025
Operating expenses (exclusive of items shown separately)	36,243	43,356	44,372	44,314	26,364	12,399	16,632
Depreciation and amortization	6,958	7,038	6,664	7,432	6,952	3,521	3,213
Selling, general and administrative expense	10,703	12,072	11,913	12,438	7,852	5,049	5,252

Total operating expenses (expense)	248,885	256,337	261,706	233,413	160,316	74,383	102,575

Operating income	30,724	31,096	37,489	14,402	17,622	5,168	17,361
Other income (expense):
Interest expense	(821)	(1,440)	(3,426)	(2,443)	(1,470)	(757)	(812)
Interest income	7	8	12	372	116	47	63

Total other income (expense)	(814)	(1,432)	(3,414)	(2,071)	(1,354)	(710)	(749)

Income before provision for income taxes	29,910	29,664	34,075	12,331	16,268	4,458	16,612
Provision for income taxes	10,576	10,967	1,361	1,412	1,339	703	989

Net income	$19,334	$18,697	$32,714	$10,919	$14,929	$3,755	$15,623

	Year Ended December 31,					Twenty-six Weeks Ended
	2005	2006	2007	2008	2009	July 4, 2009	July 3, 2010
	Combined	Consolidated				Consolidated
						(unaudited)
	(in thousands, except per share amounts, and employee and facility counts)
Pro Forma Data (unaudited):
Income before provision for income taxes	$29,910	$29,664	$34,075	$12,331	$16,268	$4,458	$16,612
Pro forma provision for income taxes(1)	10,576	10,967	13,230	4,407	6,257	1,608	6,196

Pro forma net income	$19,334	$18,697	$20,845	$7,924	$10,011	$2,850	$10,416

Pro forma earnings per share basic and diluted

Balance Sheet Data (at end of period):
Cash and cash equivalents	$1,023	$580	$422	$4,517	$1,203	$1,545	$5,042
Total assets	119,055	84,740	97,086	80,470	70,757	65,611	70,677
Total debt	16,852	26,345	68,381	85,861	66,240	69,659	59,795

Other Data:
Adjusted EBITDA(2)	$37,682	$40,634	$45,953	$30,194	$27,164	$9,490	$20,230
Cash flow from operations	$42,322	$33,924	$42,992	$19,145	$16,892	$12,869	$18,511
Capital expenditures	$3,047	$4,672	$11,110	$2,726	$1,655	$447	$961
Cash dividends paid(3)	$6,500	$—	$68,006	$5,690	$71	$70	$11,792
Employees at end of period	2,583	2,788	2,776	1,904	1,504	1,525	1,575
Facilities managed at end of period	26	26	26	24	27	28	32

(1)	Since January 1, 2007, we have been treated as an S-corporation for U.S. federal income tax purposes. For the years ended 2005 and 2006, we were treated as a C-corporation for income tax purposes. As a result of our S-corporation status, our income since January 1, 2007 has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. The provision for income taxes in 2007, 2008, 2009 and the twenty-six weeks ended July 3, 2010 reflects the amount of entity-level income taxes in those jurisdictions where S-corporation status is not recognized. For the year ended December 31, 2007, as a result of our S-corporation election, our provision for income taxes includes the realization of a U.S. deferred tax expense of $2.5 million resulting from the elimination of a U.S. net deferred tax asset. In connection with this offering, our S-corporation status will be terminated and we will become subject to additional entity-level income taxes that will be reflected in our financial statements. Also, we will reestablish deferred tax accounts eliminated in 2007. As of July 3, 2010, such action, which has been contemplated in the pro forma provision for each of the periods presented, would have resulted in an estimated $1.9 million increase in our provision for income taxes. Pro forma provision for income taxes reflects combined federal, state and local income taxes, as if we had been treated as a C-corporation, using blended statutory federal, state and local income tax rates of 38.8%, 35.7%, 38.5% and 37.3% in 2007, 2008, 2009 and the twenty-six weeks ended July 3, 2010, respectively. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(2)	See “Summary—Summary Consolidated Financial and Operating Data” for the definition of Adjusted EBITDA, why we present it and material limitations on its usefulness. The table below sets forth a reconciliation of net income to Adjusted EBITDA.

	Year Ended December 31,					Twenty-six Weeks Ended
	2005	2006	2007	2008	2009	July 4, 2009	July 3, 2010
	Combined	Consolidated				Consolidated
						(unaudited)

Net income	$19,334	$18,697	$32,714	$10,919	$14,929	$3,755	$15,623
Provision for income taxes	10,576	10,967	1,361	1,412	1,339	703	989
Interest expense, net	814	1,432	3,414	2,071	1,354	710	749
Depreciation and amortization	6,958	7,038	6,664	7,432	6,952	3,521	3,213

EBITDA	37,682	38,134	44,153	21,834	24,574	8,689	20,574
Facility closing costs(a)	—	—	—	3,023	2,590	801	(344)
Suspended capital market activity(b)	—	—	—	575	—	—	—
Legal settlement(c)	—	2,500	1,800	4,762	—	—	—

Adjusted EBITDA	$37,682	$40,634	$45,953	$30,194	$27,164	$9,490	$20,230

(a)	Represents costs incurred as a result of our election in 2008 and 2009 to close five value-added services operations due to the unprecedented contraction in production capacity by our major automotive customers. Such costs include facility lease costs (net of anticipated sublease revenues or comparable offsets), employee severance payments, and other similar expenses.

(b)	Represents expenses incurred as a result of our postponed IPO efforts in 2007 due to a decline in the automotive sector, deterioration in economic conditions and the significant downturn in the public equity markets.

(c)	Represents expenses accrued in connection with the prospective determination of probable loss amounts in connection with a multi-fatality traffic accident that was likely to exceed insurance limits and which we believe is not reflective of ordinary operations.

(3)	Includes cash dividends previously paid, and thus does not include the $68.0 million dividend payable or the related $25.0 million dividend distribution promissory note that are intended to be paid from the proceeds of this offering. Also includes state withholding taxes paid on behalf of our shareholders and treated as a distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Combined and Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of custom-developed third-party logistics solutions that allow our customers and clients to reduce costs and manage their global supply chains more efficiently. Many of our services are essential to the successful operations of our customers’ production processes. We offer a comprehensive suite of supply chain logistics services, including value-added, transportation and specialized services. Our value-added logistics services include material handling and consolidation, sequencing and sub-assembling, kitting and repacking, and returnable container management. Our transportation services include dedicated truckload, shuttle operations and yard management. These value-added services and transportation services are complemented by the delivery of specialized services, including air and ocean freight forwarding, expedited ground transportation and final-mile delivery.

We operate, manage or provide transportation services at 32 logistics facilities in the United States, Canada and Mexico. Ten facilities are located inside customer plants; the other facilities are generally located close to our customers’ plants to optimize the efficiency of their component supply chains and production processes. Our facilities and services are often directly integrated into the production processes of our customers and represent a critical piece of their supply chains. Our proprietary information technology platform is integrated with our customers’ and their vendors’ information technology networks, allowing real-time end-to-end supply chain visibility. As a result of our close integration with our customers, most of our value-added services are contracted for the duration of our customers’ production programs, which typically last three to five years.

Historically, our largest end-market has been the automotive segment, where we maintain strong, long-term relationships with our customers. In recent years, we have successfully expanded our business outside of the automotive sector, where we have leveraged the processes, technology and experience we developed serving the automotive industry to deliver similar high value logistics services. Target sectors include industrial products, aerospace, medical equipment and technology. Our business and the number of customers in these sectors has expanded significantly over the past three years. Revenues from customers outside of the automotive sector increased from $22.4 million, or 7.5% of revenues, in 2007 to $38.2 million, or 17.5% of revenues, in the trailing four quarters ended July 3, 2010.

We primarily operate in the United States, the Canadian province of Ontario, and San Luis Potosí, Mexico. Our services are delivered through several subsidiaries, which operate under brand names that include Logistics Insight Corporation, Pro Logistics, LINC Ontario, Ltd., Mohican Transport (a division of LINC Ontario, Ltd.), On Demand Transport, Inc., OTR Logistics, Inc., CTX, Inc., and Central Global Express, Inc.

As of July 3, 2010, we had approximately 1,575 employees, including approximately 726 employees subject to collective bargaining agreements. We have maintained positive relations with our employees under the guidance of a management team with extensive experience in effective labor relations and have never experienced a work stoppage at any unionized facility. We also engaged contract staffing vendors to supply an average of 740 additional personnel on a full-time-equivalent basis as of July 3, 2010. Our transportation services are provided through a network of both union and non-union employee drivers, owner-operators, contract drivers, and third-party transportation companies. Our use of owner-operators, third-party providers and contract staffing vendors allows us to maintain both a highly flexible cost structure and a scalable business operation, while reducing investment requirements. These benefits are passed on to our customers in the form of cost savings and increased operating efficiency, while enhancing our cash generation and the returns on our invested capital and assets.

Executive Overview of Financial Performance

In 2009, our revenues from the delivery of logistics services totaled $177.9 million, reflecting a 28.2% decrease from the prior year. More recently, revenues for the twenty-six weeks ended July 3, 2010 exceeded $119.9 million, a 50.8% increase over revenues of $79.6 million in the first half of the prior year. Operating income in 2009 was $17.6 million, or $3.2 million higher than 2008 operating income of $14.4 million, due to a combination of operating efficiency and other adjustments, but also reflecting charges in both years to close selected operations and certain other non-recurring events. For the twenty-six weeks ended July 3, 2010, we earned operating income of $17.4 million, a 234.6% increase over operating income of $5.2 million for the twenty-six weeks ended July 4, 2009. The increase in demand for our services on a year-over-year basis was primarily the result of the significant reduction in automotive industry production volumes that began in late 2008, which stabilized in the third quarter of 2009 and subsequently rebounded in the first quarter of 2010. Despite the volatile economic environment, we have expanded our service offerings to customers in other industrial markets and have added new operations supporting domestic automotive manufacturers and their Tier I suppliers. Our sales, earnings and operating margins in all three businesses are expected to improve in 2010 as the overall 3PL market grows and North American automotive production recovers.

Our senior debt at July 3, 2010 was $34.8 million, a $6.4 million reduction from $41.2 million at December 31, 2009 and a $26.1 million decline from December 31, 2008, at which point $60.9 million of senior debt was outstanding. Our business model creates a flexible operating structure that emphasizes variable costs and seeks to mitigate exposure to fixed costs through contractual terms. As a result, we generated positive operating income for each quarter throughout the industry downturn in 2009 and in the first half of 2010, allowing significant repayments of outstanding borrowings.

Stock Split

On                     , 2010 we intend to effect a             -for-1 stock split in the form of a stock dividend. Our financial statements, related notes, and other financial data contained in this prospectus have been adjusted to give retroactive effect to the stock split for all periods presented.

Non-Cash Equity Awards

On August 19, 2010, the board of directors and the shareholders adopted a Long-Term Incentive Plan, which will be administered by the Compensation and Stock Option Committee. Immediately subsequent to effectiveness of the offering, executive and senior management will receive restricted stock grants totaling            shares of common stock with 20% being fully vested at the time of grant and the remaining shares vesting in increments of 20% per year for the next four years. In addition, executive and senior management will receive stock options for            shares of common stock. The exercise price of the options will be the initial public offering price per share. The options will vest 20% at the time of grant and thereafter in increments of 20% per year over the next four years. We expect to incur compensation expense equal to the fair market value of the 20% of the restricted stock and stock options that will be fully vested at issuance.

Spin-Off from Related Party and “Subchapter S” Election

Before December 31, 2006, we operated a group of related businesses known as the “Logistics Group of CenTra, Inc.,” which was collectively owned by CenTra, Inc. The combined financial statements for periods prior to December 31, 2006 include the accounts of those companies that were direct and indirect subsidiaries of LINC as well as selected other subsidiaries or operations owned by CenTra and managed as an integrated operation by us. CenTra is a private holding company wholly-owned by Matthew T. Moroun and a trust controlled by Manuel J. Moroun.

On December 31, 2006, CenTra completed a corporate reorganization through which all entities included in our consolidated financial statements as of and for the year ended December 31, 2006 came under our direct ownership and control. On December 29, 2006, our board of directors declared a special dividend of $93.0 million to CenTra, our sole shareholder of record on that date, payable in cash upon completion of an initial public offering of our stock. On December 31, 2006, we also distributed to CenTra a net receivable totaling $33.4 million that was owed to us by CenTra or certain of its wholly-owned subsidiaries. The net receivable had arisen in the ordinary course of business in connection with CenTra’s centralized approach to treasury and cash management. Immediately following the net receivable distribution, CenTra distributed all of our shares to its shareholders, Matthew T. Moroun and a trust controlled by Manuel J. Moroun, in a spin-off transaction. Effective on December 31, 2008, we issued a $25.0 million dividend distribution promissory note to CenTra, partially offsetting the outstanding payment obligations pursuant to the $93.0 million dividend payable. We plan to satisfy the remaining $68.0 million cash dividend payable and $25.0 million dividend distribution promissory note with a portion of the net proceeds from this offering.

On March 14, 2007, LINC filed an election under Section 1361 of the Internal Revenue Code on behalf of itself and its subsidiaries to be treated as an “S corporation” for federal income tax purposes, effective January 1, 2007. In connection with the election, we have paid dividends to our shareholders, Matthew T. Moroun and a trust controlled by Manuel J. Moroun, equal to substantially all of our taxable income and reportable on their individual income tax returns. Between December 31, 2006 and July 3, 2010, we declared and paid cash dividends totaling $85.3 million to our shareholders and paid approximately $0.3 million in state withholding taxes on behalf of our shareholders. On August 30, 2010, we declared and paid an additional dividend totaling $5.0 million. We estimate that before the completion of this offering we will distribute an additional $             million to our shareholders resulting from the termination of our S-corporation status. This final distribution will be in the form of a promissory note to our current shareholders and will be equal to our estimated taxable income for the period from January 1, 2010 to the termination date of our S-corporation status, less any dividends previously distributed. The promissory note will be satisfied by payment of the lesser of its principal amount or the final determination of the applicable taxable income.

Before completing this offering, we intend to terminate our S-corporation status, and we will be liable for all federal and state income taxes on items of income attributable to subsequent tax periods, including the “short” tax period covering the remainder of the calendar year following our “Subchapter S” terminating event. Furthermore, effective on the date of the termination of the “Subchapter S” election, we will become a taxable entity again and will reestablish deferred tax accounts eliminated in 2007. As of July 3, 2010, such action would have resulted in an estimated $1.9 million increase in our provision for income taxes and a corresponding decrease in our net income.

Factors Affecting Our Revenues

We generate substantially all of our revenue through fees charged to customers for the customized logistics services we provide. Our agreements with customers typically follow one of two patterns: contractual or transactional. Contractual agreements for the delivery of value-added services or transportation services on an exclusive basis generated 91.4% and 90.1% of total revenues for the years ended December 31, 2008, and December 31, 2009, respectively, and 90.4% for the twenty-six weeks ended July 3, 2010. Transactional agreements comprise the balance of our revenues and are associated with individual freight shipments coordinated by our specialized services operations. The pricing structure of value-added services contracts, which often are three to five years in duration, compensate for the physical resources and labor that support material handling, sequencing, sub-assembly and various other value-added processes, including both variable-cost and fixed-price components. Transportation services revenue is primarily derived from fees charged based on miles driven to complete dedicated, closed-loop routes, but may also include billing for fuel surcharges, loading and unloading activities, container management and other related services. Fees charged to customers by our specialized services operations are based on the specific means of forwarding or delivering freight on a shipment-by-shipment basis.

We recognize revenue on a gross basis at the time that persuasive evidence of an arrangement with our customer exists and once services have been rendered, sales price is fixed and determinable, and collectability is reasonably assured. In the case of value-added services, our strategy is to structure customer contracts so that, to the greatest extent possible, operating costs that are more fixed in nature are recovered regardless of the level of our customers’ operating volumes. Pricing of transportation services and specialized services is subject to a more competitive operating environment, and as such, we strive to bundle service delivery and provide customized solutions to maximize the return on our investment in these services.

Our business and our revenue trends are substantially driven by the level of demand for outsourced logistics services generally as well as by the strength of the North American automotive industry. In recent years, we have targeted and developed customers in other industry sectors. As a result, broader macroeconomic factors have increased in importance. Major factors that affect our revenues include changes in manufacturing supply chain requirements, production levels in specific industries, pricing trends due to levels of competition and resource costs in logistics and transportation, and economic market conditions.

Our value-added services and transportation services in particular have a high level of penetration and integration into supply chains of the U.S. automotive industry. During the latter half of 2008 and throughout 2009, the automotive industry experienced a significant contraction, ultimately resulting in the government-sponsored reorganizations of two of our three largest customers, General Motors and Chrysler. In response to both a decline in consumer demand and the tightening of access to financial markets, OEMs reduced production volumes, which adversely impacted the demand for our logistics services. In response to the general economic crisis, the U.S. government implemented tax incentives and pursued other similar measures to spur demand for automobiles in 2009. These steps coupled with increasing consumer confidence have triggered a strong rebound in demand for our logistics services.

Factors Affecting Our Expenses

Personnel and related benefits.    Personnel and related benefits costs are the largest component of our cost structure and increase or decrease proportionately with the expansion, addition or closing of operating facilities. Personnel and related benefits include the salaries, wages and fringe benefits of our employees, as well as costs related to contract labor utilized in operating activities. As of July 30, 2010, approximately 46.1% of our employees were subject to collective bargaining agreements. Any changes in union agreements will affect our personnel and related benefits cost. The operations in the United States and Canada that are subject to collective bargaining agreements have separate, individualized agreements with several different unions that represent employees in these operations. While there are some facilities with multiple unions, each collective bargaining agreement with each union covers a single facility for that union. Such agreements have expiration dates that are generally independent of other collective bargaining agreements and include economics and operating terms tailored to the specific operational requirements of a customer. Our operation in San Luis Potosí, Mexico provides competitive compensation within the Mexican statutory framework for managerial and supervisory personnel.

Purchased transportation and equipment rental.    Purchased transportation and equipment rental reflects amounts paid to transportation owner-operators or other third-party equipment providers to haul freight and, to the extent required to deliver certain logistics services, the cost of equipment leased under short-term contracts from third parties. The expense also includes the amount of fuel surcharges that we receive from our customers and pass through to our owner-operators. Our strategy is to maintain a highly flexible business model that employs a cost structure that is mostly variable in nature. As a result, our purchased transportation and equipment rental expense is directly related to the production volumes of our customers and their transportation requirements. We meet these requirements by contracting with owner-operators and renting equipment under short-term contracts. We recognize purchased transportation expenses as services are provided over the rental period.

Occupancy expense.    Occupancy expense includes all costs related to the lease and tenancy of operating facilities, except utilities, unless such costs are otherwise provided for by our customers. Although occupancy expense is generally related to fluctuations in overall customer demand, our contracting and pricing strategies help mitigate the cost impact of changing production volumes. To minimize potential exposure to inactive or underutilized facilities that are dedicated to a single customer, we strive where possible to enter into lease agreements that are coterminous with individual customer contracts, and we seek contract pricing terms that recover fixed occupancy costs, regardless of production volume. However, to align our operations with the significant decline in North American automotive production that began in late 2008, we responded to our largest customers’ restructuring plans by closing certain value-added operations. Occupancy expense includes certain lease termination and related occupancy costs that were accelerated for accounting purposes into the fiscal year in which such a decision was implemented.

Operating expense (exclusive of items shown separately).    These expenses include items such as fuel, maintenance, insurance, communication, utilities, and other general operating expenses, including gains or losses on sale or disposal of assets. Because we maintain a flexible business model, our operating expenses (exclusive of items shown separately) generally relate to fluctuations in customer demand and the related impact on our operating capacity. We recognize these expenses as they are incurred. Our transportation services depend on the availability and pricing of diesel fuel. We experienced significantly higher average fuel prices during 2008 compared to 2009. Although we often include fuel surcharges in our billing to customers to offset increases in fuel costs, other operating costs have been, and may continue to be, impacted by fluctuating fuel prices.

Depreciation and amortization.    Depreciation and amortization expense is attributable to the depreciation of purchased tractors, trailers, operating equipment and computer equipment. The expense is computed using the straight-line method over the estimated useful lives of the assets. The cost of tires, tractor engines or batteries that are purchased as part of newly-acquired tractors, trailers or similar equipment are capitalized as part of the cost of the equipment. We also capitalize and subsequently depreciate certain costs associated with vehicle repairs and maintenance that materially extends the life or increases the value of a vehicle or pool of vehicles. We capitalize software costs in accordance with generally accepted accounting principles and amortize such costs using the straight-line method over three years.

Selling, general and administrative expense.    Selling, general and administrative expense includes the salaries, wages and benefits of sales and administrative personnel, related support costs, taxes (other than income and property taxes), adjustments due to foreign currency transactions, bad debt expense, and other general expenses. These expenses are generally not directly related to levels of operating activity and may contain non-recurring or one-time expenses related to general business operations. We recognize selling, general and administrative expense when it is incurred.

We are a private company and are not currently required to prepare or file periodic and other reports with the SEC or to comply with federal securities laws applicable to public companies, including the Sarbanes-Oxley Act of 2002. Following this offering, we expect to implement additional corporate governance and communication practices with respect to disclosure controls, internal controls over financial reporting, and other reporting obligations. Compliance will require significant time and resources from management and is expected to increase our legal, insurance and accounting costs.

Results of Operations

The following table sets forth items derived from our consolidated statements of income for the years ended December 31, 2007, 2008 and 2009 and the twenty-six weeks ended July 4, 2009 and the twenty-six weeks ended July 3, 2010 presented as a percentage of revenue:

	Year Ended December 31,			Twenty-six Weeks Ended
	2007	2008	2009	July 4, 2009	July 3, 2010
				(unaudited)
Statements of Income Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Personnel and related benefits	43.6	43.3	40.8	42.8	40.0
Purchased transportation and equipment rent	15.7	14.7	15.0	11.7	18.7
Occupancy expense	7.1	10.3	11.2	12.6	5.9
Operating expenses (exclusive of items shown separately)	14.8	17.9	14.8	15.6	13.9
Depreciation and amortization	2.2	3.0	3.9	4.4	2.7
Selling, general and administrative expense	4.0	5.0	4.4	6.3	4.4

Total operating expenses (expense)	87.4	94.2	90.1	93.4	85.6

Operating Income	12.6	5.8	9.9	6.6	14.4
Other income (expense):
Interest expense	(1.1)	(1.0)	(0.8)	(1.0)	(0.7)
Interest income	—	0.2	0.1	0.1	0.1

Total other income (expense)	(1.1)	(0.8)	(0.7)	(0.9)	(0.6)

Income before provision for income taxes	11.5	5.0	9.2	5.7	13.8
Provision for income taxes	0.5	0.6	0.8	0.9	0.8

Net income	11.0%	4.4%	8.4%	4.8%	13.0%

Twenty-six Weeks Ended July 3, 2010 Compared to Twenty-six Weeks Ended July 4, 2009

Revenue.    Revenue increased $40.4 million, or 50.8%, to $119.9 million for the twenty-six weeks ended July 3, 2010, compared to $79.6 million for the twenty-six weeks ended July 4, 2009. This included increases of $13.1, $22.5 and $4.8 million in value-added services, transportation services, and specialized services, respectively. A substantial portion of the increase reflects the rebound in automotive production and the related demand for logistics services at existing operations and transportation routes we experienced from our traditional automotive customers. Results for the first half of 2010 benefited from a favorable comparison to the first half of 2009, when major domestic automotive manufacturers first reduced or suspended production for several weeks following extended holiday shutdowns in late 2008, and then suspended production for several additional weeks following the bankruptcies and subsequent reorganizations of Chrysler and General Motors in May and June 2009. The increase in demand from existing customers more than offset a $7.9 million decline due to terminated operations that we closed prior to 2010 due to industry restructuring and $1.4 million in other terminated contracts.

Revenue trends compared to the twenty-six weeks ended July 4, 2009 benefited from the introduction of new operations and the launch of new Tier I automotive suppliers and customers in new target industries. Compared to one year earlier, we recognized an incremental increase in revenues of $16.9 million in the twenty-six weeks ended July 3, 2010 due to the launch of new operations. The increase includes $3.4 million from a Tier I automotive supplier to which we provide multi-point dedicated transportation and logistics, $9.2 million from value-added services delivered on-site at three assembly and distribution facilities operated by a new industrial customer, $1.5 million from non-recurring services provided to a retail customer on a short-term basis, and $2.3 million derived from new services to General Motors’ aftermarket organization and to its operations in San Luis Potosí, Mexico.

Personnel and related benefits.    Personnel and related benefits expenses increased $13.9 million, or 40.8%, to $48.0 million for the twenty-six weeks ended July 3, 2010, compared to $34.1 million for the twenty-six weeks ended July 4, 2009. Trends in these expenses are generally correlated with changes in operating facilities and headcount requirements, which are dependent on the level of demand for our logistics services. Expressed as a percentage of revenue, personnel and related benefits expenses declined to 40.0% of revenues for the twenty-six weeks ended July 3, 2010, compared to 42.8% in the comparable prior-year period. Personnel-related costs as a percentage of revenue increased in early 2009 due to unprecedented, rapid reductions and outright suspensions in automotive production by our major customers, beginning in late 2008. The improvement in variable personnel costs in the first half of 2010 is primarily due to improved labor efficiency on significantly higher revenues from existing and new customers. We also obtained favorable labor cost changes in selected collective bargaining agreements, maintaining or reducing labor costs in selected operations. Direct wage costs increased approximately $8.3 million due to increased demand for services and the addition of new operations for existing and new automotive industry customers. These increases were substantially offset by headcount reductions due to closed operations and existing certain automotive business. Direct wage costs associated with the launch or increase of value-added services for new industrial customers totaled $7.2 million.

Purchased transportation and equipment rentals.    Purchased transportation and equipment rental costs increased $13.2 million, a 141.9% increase, to $22.5 million for the twenty-six weeks ended July 3, 2010, compared to $9.3 million for the twenty-six weeks ended July 4, 2009. Excluding the effect of the multi-week shutdowns and shift reductions in the comparative earlier period, higher automotive production and new business resulted in $4.1 million of the $13.2 million aggregate increase. As a percentage of sales, such costs increased to 18.7% of revenues for the twenty-six weeks ended July 3, 2010, compared to 11.7% for the twenty-six weeks ended July 4, 2009. This relative increase is the result of several factors, including excess transportation industry capacity in early 2009, which favorably impacted prices paid to owner-operators and equipment providers, lowering our purchased transportation costs. More recently, for the twenty-six weeks ended July 3, 2010, the relative cost of purchased transportation and equipment rentals increased by approximately $0.8 million due to a short-term shift in our specialized services revenues to a customer with heavy demand for air charters, which results in higher purchased transportation costs as a percentage of revenue. Finally, in connection with new automotive business as well as new business with a Tier I automotive supplier, we are utilizing third-party transportation providers more extensively than in the past, which accounts for approximately $3.3 million of the aggregate increase in purchased transportation costs.

Occupancy expense.    Occupancy expense decreased by $3.0 million to $7.0 million for the twenty-six weeks ended July 3, 2010, compared to $10.0 million for the twenty-six weeks ended July 4, 2009. The 30.0% decline reflects changes in facility rent and related charges including property taxes. The overall decline benefits from a favorable comparison to the earlier period, which included acceleration of net lease charges totaling $0.8 million in connection with an operation we closed in the first fiscal quarter of 2009. The $3.0 million reduction also reflects our fourth quarter 2009 decision to close another operation serving General Motors, resulting in the removal of costs totaling approximately $2.6 million from the consolidated statements of income after January 1, 2010. Exclusive of these transactions, the change in occupancy expense includes a $0.7 million increase related to new customer operations.

Operating expenses (other).    Operating expenses (other) increased by $4.2 million, or 34.1%, to $16.6 million for the twenty-six weeks ended July 3, 2010, compared to $12.4 million for the twenty-six weeks ended July 4, 2009. The change includes an unfavorable comparison to the earlier period, which had benefited from a $0.3 million gain on the sale of property and equipment. Although partially recovered in our fuel surcharges to customers, diesel fuel used in our transportation services operations accounted for approximately $2.4 million of increased operating expenses. Diesel prices rose from an average of approximately $2.22 per gallon prior to July 4, 2009 to approximately $2.90 per gallon for the twenty-six week period ended July 3, 2010. Other increases in operating expenses (other) due to increased activity levels included a $0.9 million increase in equipment maintenance costs and a $0.4 million increase in equipment rentals in connection with a value-added services operations launched for a new industrial customer. Excluding gains or losses on the sale of property and equipment, operating expenses (other) expressed as a percentage of revenue declined to 13.8% of revenues for the twenty-six weeks ended July 3, 2010, compared to 15.9% in the comparable prior-year period.

Depreciation and amortization.    Depreciation and amortization expense decreased by $0.3 million, or 8.8%, to $3.2 million for the twenty-six weeks ended July 3, 2010, compared to $3.5 million for the twenty-six weeks ended July 4, 2009. The decline reflects a decrease in capital investments and the exclusion of certain assets from depreciation and amortization expense once their carrying value is fully depreciated. Due to the contraction in demand for our value-added services and our transportation services, we have been able to utilize excess capacity in our existing fleet of tractors and trailers to minimize new capital expenditures.

Selling, general and administrative expense.    Selling, general and administrative expense increased $0.2 million, or 4.0%, to $5.3 million for the twenty-six weeks ended July 3, 2010, compared to $5.0 million for the twenty-six weeks ended July 4, 2009. The modest increase was primarily due to an 8.1% increase in personnel and related benefits costs for sales and administrative employees, reflecting a series of short-term programs undertaken in early 2009 to respond to distressed market conditions, which included mandatory layoffs, voluntary time off, and staff reductions. Minor fluctuations in other expense categories reflect our efforts to maintain stable overhead expenditures while expanding the business.

Other income (expense), net.    Other income (expense), net, which is comprised primarily of interest expense, was unchanged at $(0.7) million for the twenty-six weeks ended July 3, 2010 compared to the first twenty-six weeks of 2009. During the quarter the core interest rates that establish the baseline for our interest expense have remained at historic lows for the last several quarters. Total borrowing outstanding at July 3, 2010, including our subordinated $25 million dividend distribution promissory note, was $59.8 million, which compares to $69.7 million at July 4, 2009. However, during the period, we completed several transactions which modified the applicable interest rate spread associated with our floating rate indebtedness. These events are more fully described below in “Borrowing Arrangements.”

Provision for income taxes.    On March 14, 2007, we filed an election under Section 1361 of the Internal Revenue Code on behalf of ourselves and our subsidiaries to be treated as a “Subchapter S corporation” for federal income tax purposes. Effective beginning January 1, 2007, we have no federal income tax liabilities or state and local tax liabilities in most jurisdictions. Our provision for income taxes in certain state and foreign jurisdictions that are not impacted by our S-corporation status increased 40.7%, to $1.0 million for the twenty-six weeks ended July 3, 2010, compared to $0.7 million for the twenty-six weeks ended July 4, 2009.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

Revenue.    Our revenues decreased by $69.9 million, or 28.2%, to $177.9 million in 2009, compared to $247.8 million in 2008. Revenues from new customers in other industries, from a Tier I automotive supplier, and from a new operation in San Luis Potosí, Mexico increased $24.0 million compared to the prior year. However, the significant reduction in monthly automotive sales that began in 2008 prompted a severe contraction in automotive production by our principal customers. A rapid succession of automotive assembly plant closings followed as remaining demand shifted away from light trucks and SUVs to more fuel-efficient vehicles. Favorable events related to new customer development were more than offset by the impact of closed operations, extended shutdowns, contracts that were not renewed, reduced volumes due to shift reductions, and selected rate reductions.

Revenues in value-added services declined 30.5%, or $43.3 million, in 2009 compared to 2008. Transportation services declined 27.3%, or $23.0 million. Specialized Services dropped 16.6%, or $3.5 million. In the fourth quarter of 2008, in response to restructuring plans announced by General Motors and Chrysler, we announced plans to close our value-added services operations in Janesville, Wisconsin; Moraine, Ohio; and Newark, Delaware. In early 2009, we also decided to close our operation in Roanoke, Indiana; and our contract was not renewed in St. Louis, Missouri. Following General Motors’ reemergence from federal bankruptcy protection in the third quarter of 2009, we also closed our value-added services operations in Pontiac, Michigan following the cancellation of a contract with a nearby General Motors assembly plant that ceased operations. The aggregate impact on our value-added services of these closings, combined with other lost value-added services contracts reduced revenues by $47.2 million when compared to 2008 revenues from these operations. Remaining lost business totaled $22.1 million. In addition, various shift reduction and extended downtime initiatives implemented by our automotive and industrial customers further eroded year-over-year revenue by $24.7 million.

Personnel and related benefits.    Personnel and related benefits expenses declined by $34.6 million, or 32.2%, to $72.6 million for 2009, compared to $107.2 million for 2008. The 2008 period included $0.6 million of severance and benefit costs related to our decision to close an operation in Janesville, Wisconsin. Trends in these expenses are generally correlated with changes in operating facilities and headcount requirements, which are dependent on the level of demand for our logistics services. Total employment excluding contract labor was 1,504 at December 31, 2009, compared to 1,904 at December 31, 2008. Expressed as a percentage of revenue, personnel and related benefits expenses declined to 40.8% of revenues for 2009, compared to 43.3% in 2008. Personnel-related costs increased in volatility in late 2008 due to unprecedented, rapid reductions in supply chain volume, outright suspensions in automotive production by our major customers, and decisions undertaken to close operations. Our flexible business model, which combines employees and contract labor including contract drivers, allowed us to respond quickly to these changes by reducing headcount, executing short term layoffs, and offering unpaid time off. We were also able to obtain favorable labor cost changes in selected collective bargaining agreements during 2009, maintaining or reducing labor costs in selected operations and improving our overall costs as a percentage of revenues. Direct salaries and wages declined $26.4 million, which is net of a $7.9 million increase in direct wages to support new operations, which represented 33.0% of incremental revenues from new business.

Purchased transportation and equipment rentals.    Purchased transportation and equipment rentals expense decreased by $9.8 million, or 26.9%, to $26.6 million for fiscal year 2009, compared to $36.4 million for fiscal year 2008. A $10.6 million net reduction of costs due to reduced transportation services demand and lost business was partially offset by a $0.8 million increase incurred to support new business activities. These costs are highly variable based on actual demand for transportation services, as they primarily represent amounts paid to transportation owner-operators or other third-party equipment providers in connection with specific transportation routes. Expressed as a percentage of revenue, purchased transportation and equipment rentals increased from 14.7% in 2008 to 15.0% in 2009.

Occupancy expense.    Occupancy expense decreased by $5.7 million, or 22.3%, to $19.9 million for fiscal year 2009, compared to $25.6 million for fiscal year 2008. Occupancy expense in 2009 includes charges totaling $1.4 million in connection with our decisions to close a value-added services operation in the first quarter and another in the fourth quarter, and other accounting adjustments required to reflect updated assumptions in connection with the fair value of remaining lease payments, net of prospective subleases. By way of comparison, occupancy expense in 2008 included $2.2 million of such charges.

Operating expenses (other).    Operating expenses (other) decreased by $18.0 million, or 40.5%, to $26.4 million for fiscal year 2009, compared to $44.3 million for fiscal year 2008. The amount of the overall reduction benefited from a favorable comparison to 2008, which included a $4.8 million charge in connection with the settlement of an accident claim that exceeded available insurance limits. Excluding this item, operating expenses (other) decreased 33.3% for fiscal year 2009 relative to fiscal year 2008, which compares favorably to the 28.2% decrease in revenue year-over-year.

Depreciation and amortization.    Depreciation and amortization expense decreased by $0.5 million, or 6.5%, to $7.0 million for fiscal year 2009, compared to $7.4 million for fiscal year 2008. The decline reflects a decrease in capital investments and the exclusion of certain assets from depreciation and amortization expense once their carrying value is fully depreciated. Due to the contraction in demand for our value-added services and our transportation services, we have been able to utilize excess capacity in our existing fleet of tractors and trailers to minimize new capital expenditures.

Selling, general and administrative expense.    Selling, general and administrative expense decreased $4.6 million, or 36.9%, to $7.9 million for fiscal year 2009, compared to $12.4 million for fiscal year 2008. Expressed as a percentage of revenues, these expenses decreased to 4.4% of revenues in 2009, compared to 5.0% in the prior year period. Due to the depressed economic environment affecting our major customers, we implemented a series of programs to reduce our administrative labor costs, including mandatory layoffs, voluntary time off, and staff reductions. These programs resulted in approximately $2.0 million in savings. Charges for third-party professional services were also reduced by approximately $0.3 million. Finally, selling, general and administrative expense in fiscal year 2009 benefited from a favorable comparison to fiscal year 2008, which included approximately $0.6 million in non-recurring legal costs related to capital markets activity.

Other income (expense), net.    Other income (expense), net, decreased $0.7 million, or 34.6%, to $(1.4) million for fiscal year 2009, compared to $(2.1) million for fiscal year 2008. The item is comprised primarily of interest expense, offset by modest interest income on certain demand deposits. The core interest rates that establish the baseline for our floating rate indebtedness have remained at historically low levels for the last several quarters. Total borrowing outstanding at December 31, 2009, including our $25 million subordinated dividend distribution promissory note, was $66.2 million, a 22.9% reduction from indebtedness of $85.9 million at December 31, 2008. However, we have completed several transactions which increased the applicable interest rate spread associated with outstanding indebtedness. These events are more fully described below in “Borrowing Arrangements.”

Provision for income taxes.    On March 14, 2007, we filed an election under Section 1361 of the Internal Revenue Code on behalf of ourselves and our subsidiaries to be treated as a “Subchapter S corporation” for federal income tax purposes. Effective beginning January 1, 2007, we have no federal income tax liabilities or state and local tax liabilities in most jurisdictions. Our provision for income taxes in certain state and foreign jurisdictions not impacted by our S-corporation status decreased 5.2%, to $1.3 million for fiscal year 2009, compared to $1.4 million for fiscal year 2008.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

Revenue.    Revenue decreased by $51.4 million, or 17.2%, to $247.8 million in 2008, compared to $299.2 million in 2007. Demand for services increased an estimated $13.6 million compared to the prior year from new customers in industries other than automotive, from an operation focused on automotive aftermarket distribution channels, and from new automotive operations in Fairfax, Kansas and San Luis Potosí, Mexico. We also garnered approximately $7.6 million from additional services performed at existing locations including, for the first time, the addition of a sub-assembly operation in a facility provided by our largest customer.

However, these positive developments were more than offset by the dramatic contraction in automotive production by our principal customers and a shift in their production mix away from light trucks and SUVs to more fuel-efficient vehicles. We estimate total revenues were adversely impacted by approximately $51.6 million in fiscal year 2008 compared to fiscal year 2007 due to shift reductions, cancellation of transportation services routes, labor actions against American Axle and General Motors, and other production cutbacks. Net demand for value-added services declined 13.3%, or $21.9 million, in 2008 compared to 2007. Reduced revenue includes a decline of approximately $20.6 million due to lower customer production volumes at plants that subsequently closed in late 2008 or in 2009. Business lost during 2008, with an impact of approximately $20.7 million, included the non-renewal of an existing contract in the second quarter, a few months prior to the closing of a customer assembly operation in Fenton, Missouri. Revenues from transportation services declined 23.7%, or $26.2 million in fiscal year 2008 compared to 2007, and specialized services dropped 13.7%, or $3.4 million.

Personnel and related benefits.    Personnel and related benefits expenses declined by $23.4 million, or 17.9%, to $107.2 million for 2008, compared to $130.6 million for 2007. The decline was commensurate with the aggregate 17.2% decrease in revenues we experienced. It reflects both changes in overall headcount and related adjustments in benefits, including vacations and bonuses. Personnel-related costs are responsive to our flexible business model, which combines employees and contract labor including contract drivers, thereby allowing us to respond quickly to changes in customer demand, matching human capital to the levels required to support new, modified or closing operations. Expressed as a percentage of revenues, personnel and related benefits cost was 43.3% for 2008, comparable to 43.6% of revenue for 2007.

Purchased transportation and equipment rentals.    Purchased transportation and equipment rentals expenses decreased by $10.6 million, or 22.6%, to $36.4 million for fiscal year 2008, compared to $47.0 million for fiscal year 2007. Revenues from transportation services declined 23.4% for 2008 compared to 2007, and expenditures for transportation owner-operators and other third-party providers in connection with freight movements are consistent with this decline in demand. Expressed as a percentage of revenues, these costs declined to 14.7% for 2008, compared to 15.7% in 2007. The improvement is partially due to a shift in certain transportation operations toward higher utilization of contract drivers using company equipment, rather than owner-operators. As a result, the associated compensation costs for truck drivers would appear in personnel and related benefits, rather than purchased transportation and equipment rentals.

Occupancy expense.    Occupancy expense increased by $4.5 million, or 21.0%, to $25.6 million for fiscal year 2008, compared to $21.2 million for fiscal year 2007. The year-over-year change includes charges totaling $2.2 million in connection with our decisions to close three value-added services operations in the fourth quarter of 2008, terminating where possible the related real property leases. We recognize exit costs like these as an accrued liability in our consolidated balance sheet. The overall change in occupancy expense also reflects the favorable impact of $0.8 million in lower lease costs due to operations that were exited during the year at the conclusion of a customer contract in the ordinary course of business. Occupancy expense associated with new facilities increased $2.0 million for 2008 compared to 2007, and increases in property tax, rent escalations and other incidental changes comprised the balance of the increase.

Operating expenses (other).    Operating expenses (other) decreased by less than $0.1 million, or 0.1%, to $44.3 million for fiscal year 2008, compared to $44.4 million for fiscal year 2007. However, expressed as a percentage of revenues, operating expenses (other) increased to 17.9% for fiscal year 2008, compared to 14.8% the prior year. Although offset by reductions in variable operating costs due to lower service revenues, operating expenses (other) included a $4.8 million charge in connection with the settlement of an accident claim that exceeded available insurance limits. Exclusive of this non-recurring item, total operating expenses declined 10.9% for fiscal year 2008 compared to fiscal year 2007.

Depreciation and amortization.    Depreciation and amortization expense increased by $0.8 million, or 11.5%, to $7.4 million for fiscal year 2008, compared to $6.7 million for fiscal year 2007. The majority of the increase is due to depreciation attributable to 2007 capital expenditures to launch our value-added services operation in San Luis Potosí, Mexico.

Selling, general and administrative expense.    Selling, general and administrative expense increased $0.5 million, or 4.4%, to $12.4 million for fiscal year 2008, compared to $11.9 million for fiscal year 2007. Expressed as a percentage of revenues, these expenses increased to 5.0% of revenues in fiscal year 2008, compared to 4.0% in the prior year period. Total professional charges for market development, legal and third-party accounting support increased $0.8 million, including approximately $0.6 million in non-recurring legal costs in connection with previous capital markets activity and costs to support our new Mexican operation. The impact of an increase in administrative support services provided by affiliates in 2008 was substantially offset by the elimination of Michigan’s Single Business Tax, which was repealed effective December 31, 2007 and replaced by a new state tax on business income beginning January 1, 2008.

Other income (expense), net.    Other income (expense), net, decreased to $(2.1) million for fiscal year 2008, compared to $(3.4) million for fiscal year 2007, a 39.3% improvement. The item is comprised primarily of interest expense, offset by modest interest income on certain demand deposits. The $1.3 million reduction in Other income (expense), net is attributable to a decline in outstanding indebtedness and lower interest rates. Including the $25 million distribution promissory note issued to our former parent, CenTra, on December 31, 2008, overall borrowing increased 25.6% to $85.9 million at December 31, 2008 from $68.4 million at December 31, 2007. Excluding the note, overall borrowing decreased 11.0% to $60.9 million.

Provision for income taxes.    On March 14, 2007, we filed an election under Section 1361 of the Internal Revenue Code on behalf of ourselves and our subsidiaries to be treated as an S-corporation for federal income tax purposes. Effective beginning January 1, 2007, we have no federal income tax liabilities or state and local tax liabilities in most jurisdictions. Our provision for income taxes in certain state and foreign jurisdictions not impacted by our S-corporation status increased 3.7%, to $1.4 million for fiscal year 2008, compared to $1.4 million for fiscal year 2007. Expressed as a percentage of our income before provision for income taxes, the provision for income taxes increased to 11.5% in fiscal year 2008 compared to 4.0% in fiscal year 2007. Beginning in January 1, 2008, we became subject to the new Michigan Business Tax, which replaced a previous state tax that had been included in selling, general and administrative expense. Also, in addition to 2007 state and foreign income taxes, net, our 2007 provision for income taxes reflects the realization of a U.S. net deferred tax expense of $2.5 million triggered by our S-corporation election and the resulting elimination of a U.S. net deferred tax asset. This expense was partially offset by a $1.6 million tax credit arising in connection with the finalization of our former parent’s 2006 tax return.

Liquidity and Capital Resources

Historically, we funded our growth through a combination of internally-generated funds and, to support our transportation services, through secured equipment financing. Today, our primary sources of liquidity are funds generated by operations and two revolving credit facilities totaling $38.0 million.

We believe that the cash generated from operations, together with the borrowing availability under our revolving credit facilities, will be sufficient to meet our working capital needs for at least the next twelve months. Our expectation is based on the assumption that our largest customers will continue to pay invoiced amounts within customary terms. We were in compliance with all financial debt covenants under our revolving credit facilities as of July 3, 2010, and as of such date the principal balances on these revolving credit facilities totaled $16.6 million. See “Borrowing Arrangements” below.

Cash Flows.

	Year Ended December 31,			Twenty-six Weeks Ended
	2007	2008	2009	July 4, 2009	July 3, 2010
				(unaudited)
Cash flows from operating activities:
Net Income	$32,714	$10,919	$14,929	$3,755	$15,623
Depreciation, amortization and other	6,876	7,671	6,896	3,262	3,236
Changes in working capital	3,402	555	(4,933)	5,852	(348)

Net cash provided by operating activities	42,992	19,145	16,892	12,869	18,511

Cash flows from investing activities:
Capital expenditures	(11,110)	(2,726)	(1,655)	(447)	(961)
Proceeds from disposal of property and equipment	55	171	598	417	26
Notes receivable from CenTra	(6,000)	1,000	500	410	4,500

Net cash provided by operating activities	(17,055)	(1,555)	(557)	380	3,565

Cash flows from financing activities:
Proceeds from borrowing	97,572	136,616	47,759	44,719	700
Payments of debt	(55,537)	(144,136)	(67,379)	(60,920)	(7,146)
Dividends paid and shareholder distribution	(68,006)	(5,690)	(71)	(70)	(11,792)

Net cash used for financing activities	(25,971)	(13,210)	(19,691)	(16,271)	(18,238)

Effect of exchange rate changes on cash and cash equivalents	(124)	(285)	42	50	1

Cash and cash equivalents:
Net increase (decrease)	(158)	4,095	(3,314)	(2,972)	3,839
Beginning of period	580	422	4,517	4,517	1,203

End of period	$422	$4,517	$1,203	$1,545	$5,042

At July 3, 2010, we had cash and demand deposits of $5.0 million, an increase of $3.8 million compared to $1.2 million at December 31, 2009. At December 31, 2007, 2008 and 2009, our aggregate cash position was $0.4 million, $4.5 million and $1.2 million, respectively. Historically, our policy has been to reduce borrowings under our revolving credit facilities with cash deposits that exceeded short term liquidity requirements. In September 2008, in connection with the contraction of liquidity in the U.S. financial system, we began retaining higher levels of cash and deposits in insured bank accounts. Excess proceeds from the proposed offering will be held in cash and cash equivalents. To the extent such proceeds exceed outstanding borrowings, they will be invested, to the extent authorized by our board, in appropriate short term investments.

Operating activities.    Net cash provided by operating activities increased $5.6 million, to $18.5 million for the twenty-six weeks ended July 3, 2010, compared to $12.9 million in the same period in 2009. Net cash generated for the twenty-six weeks ended July 3, 2010 was primarily comprised of net income of $15.6 million, which reflects non-cash depreciation, amortization, and loss on disposal of property and equipment totaling $3.2 million. Cash used during the period resulting from an aggregate increase in net working capital was $0.3 million. During the twenty-six weeks ended July 3, 2010, we made cash payments totaling $2.2 million in connection with operations we closed in prior reporting periods.

Net cash provided by operating activities decreased $2.3 million, to $16.9 million for the fiscal year 2009, compared to $19.1 million for the fiscal year 2008. Net cash generated for the fiscal year 2009 was primarily comprised of net income of $14.9 million, which reflects non-cash depreciation, amortization and gain on disposal of property and equipment totaling $6.9 million. Cash used during the period resulting from an aggregate increase in net working capital was $4.9 million. Despite the Federal government-sponsored bankruptcy court reorganizations of our second and third largest customers, we successfully collected substantially all accounts receivable from these customers in 2009, including the collection of aggregate “pre-petition” invoices totaling $5.8 million.

Revenues for the thirteen weeks ended December 31, 2009 were $50.8 million, a 6.9% decline compared to revenues of $54.6 million for the thirteen weeks ended December 31, 2008. However, accounts receivable with third parties increased 10.2% in the more recent fiscal quarter compared to the previous year, primarily due to favorable revenue momentum at the end of 2009 and to billing matters in connection with the startup of a new transportation services operation. Accounts payable and accrued liabilities declined $1.4 million. The reduction is comprised of lower personnel and related benefits costs due to reduced headcount, a reduction in accrued vacation due to a policy change, and a reduction of accrued closing costs due to cash payments made in 2009, offset by ordinary course changes in other operating expenses. Net working capital associated with transactions with affiliates resulted in net cash used for operating activities of $1.1 million. Accounts payable to affiliates decreased primarily due to premium payments made to a licensed insurance carrier that is an affiliate. The decrease was partially offset by a reduction in accounts receivable with affiliates, which was the result of lower demand for our maintenance and fuel services, and a streamlined settlement process for accounts with affiliates.

To align our operations with North American automotive market conditions and the consolidation of excess automotive assembly capacity in late 2008 and 2009, we responded to our largest customers’ restructuring plans by permanently closing selected operations. These actions followed decisions by two of our three largest automotive customers to discontinue assembly operations co-located with certain customer-dedicated facilities that provided value-added services. We recognize exit costs associated with operations that close or are identified for closure as an accrued liability. Such charges include lease termination costs, net of the fair value of prospective sublease income, employee termination charges, asset impairment charges, and other exit-related costs. Net cash provided by operations in fiscal year 2009 reflects the impact on net income of $2.6 million of charges for closing costs, offset by cash payments totaling $3.2 million in connection with 2009 and prior year accrued liabilities.

Net cash provided by operating activities decreased $23.8 million, to $19.1 million for the fiscal year 2008, compared to $43.0 million for the fiscal year 2007. Net cash generated for the fiscal year 2008 was primarily comprised of net income of $10.9 million, which reflects non-cash depreciation, amortization and net loss on disposal of property and equipment totaling $7.7 million. Net cash generated during the period resulting from an aggregate reduction in net working capital was $0.6 million. The modest reduction in net working capital was substantially comprised of a $13.4 million reduction in accounts receivable and accrued liabilities attributable to decreased revenues, offset by a $12.0 million decrease in accounts payable and accrued liabilities. The decrease in accounts payable and accrued liabilities is due to reduced operating activity, but includes a $3.7 million reduction in our loss contingency reserve in connection with settlement of claims resulting from a 2006 vehicle accident, and for which fiscal year 2008 net income also includes an additional $4.8 million charge to operating expenses. Net cash provided by operating activities in fiscal year 2008 also reflects the impact on net income of $3.0 million of charges for closing costs incurred in the fourth quarter of 2008, net of modest cash payments made in December 2008 in connection with these charges.

In 2007, net cash provided by operating activities increased $9.3 million, to $43.0 million, compared to $33.9 million in the fiscal year 2006. Net cash generated for the fiscal year 2007 was primarily comprised of net income of $32.7 million, excluding non-cash depreciation, amortization, and loss on disposal of property and equipment totaling $6.9 million. Net cash generated during the period resulting from an aggregate reduction in net working capital was $3.4 million. The decrease in net working capital was substantially driven by a $4.8 million increase in accounts payable and accrued liabilities and a $2.5 million decrease in deferred income taxes, partially offset by a $2.4 million increase in accounts receivable and a $1.3 million net increase in other working capital items. The increase in accounts payable and accrued liabilities was substantially driven by a $1.8 million increase in our self-insured loss reserve due to a litigation matter. The $2.5 million decrease in deferred income taxes resulted from the elimination of a net federal deferred tax asset.

Our major customers are domestic automotive manufacturers and other large industrial companies. As such, a substantial portion of our accounts receivable are processed in accordance with our customers’ regular payment terms and processes. We expect to collect substantially all of our receivables due from our principal customers, subject only to ordinary course adjustments due to service claims or billing errors. Therefore, we maintain only modest reserves for potential losses.

Investing activities.    Our asset-light business model and variable-cost based operating structure allow us to scale operations in response to changing business conditions, while generating strong cash flows and maintaining acceptable returns on investment. Our operating facilities are either leased or we provide our services in facilities supplied by our customers. Our tractor and trailer fleet is substantially comprised of standardized equipment, maximizing our ability to redeploy these assets as requirements change. We also utilize owner-operators of transportation fleets to supply approximately 33.2% of the tractors used over the road for our transportation services and specialized services operations as of July 3, 2010. In addition, our specialized services utilize over 375 owner-operators and third-party providers to support our freight expediting, forwarding and delivery services. We believe our highly scalable operating platform will continue to support our growth with comparatively modest capital expenditure requirements when evaluated against other trucking industry peers.

Net cash provided by investing activities was $3.6 million for the twenty-six weeks ended July 3, 2010, primarily as the result of the payoff of a promissory note receivable from CenTra. On November 15, 2007, we advanced an aggregate $6.0 million to our former parent, CenTra. During the year ended December 31, 2009, CenTra’s outstanding promissory notes to us accrued interest at 3.5% per annum. Principal due to LINC as of December 31, 2008 and December 31, 2009 was $5.0 million and $4.5 million, respectively, and the outstanding balance was paid in full on July 2, 2010.

In the previous three years, capital expenditures to support operations have steadily declined, from $11.1 million in fiscal year 2007 to $2.7 million in 2008 and to $1.7 million in fiscal year 2009. The contraction in overall demand for transportation services in the automotive industry that began in mid-2008 has allowed us to manage the utilization of our tractor and trailer fleet, extending the longevity of these assets and deferring the need for investments in new equipment. Likewise, following an $8.5 million investment in our Mexican operation prior to its launch in June 2008, our investment in new value-added services operations has been restrained, in part because several of our most recent new operations are delivered at customer-provided locations.

Our consolidated financial statements include certain transportation assets that were originally acquired by related parties prior to our spin-off from CenTra, Inc. on December 31, 2006. Effective September 30, 2006, we acquired direct ownership of tractors, trailers, forklifts and other mobile equipment previously leased to us by affiliates for an aggregate purchase price of $23.6 million. As of July 3, 2010, the carrying value of this equipment on our consolidated balance sheet was $8.4 million. In 2007, we also purchased our headquarters in Warren, Michigan from another related party, Universal Truckload Services, Inc., for $1.2 million.

Our asset-light business model depends somewhat on the customized solutions we implement for specific customers. As a result, our capital expenditures will depend on specific new contract awards and the overall age and condition of our transportation equipment. We expect that our cash flow from operations and available borrowing capacity will be sufficient to meet known and projected capital commitments for at least the next twelve months. We may arrange additional secured equipment financing in connection with the extension or refinancing of our senior debt in 2011.

Financing activities.    Net cash used for financing activities increased by $2.0 million for the twenty-six weeks ended July 3, 2010, to $18.2 million, from $16.3 million for the twenty-six weeks ended July 4, 2009. Aggregate payments of revolving debt offset borrowings pursuant to our revolving credit facilities. In addition, we made scheduled principal repayments totaling $5.4 million on secured equipment notes for the twenty-six weeks ended July 3, 2010 compared to $3.2 million in the first twenty-six weeks of fiscal year 2009.

For the year ended December 31, 2009, net cash used for financing activities totaled $19.7 million. In particular, net borrowings pursuant to our revolving credit facilities declined $22.0 million, largely due to the application of net cash provided by operating activities. A portion of this reduction, $9.0 million, is due to the amendment and restatement of an existing revolving credit facility on May 19, 2009 to include a $9.0 million amortizing term loan. In 2009, we made scheduled and additional principal repayments totaling $6.6 million on outstanding secured equipment financing and amortizing term loans. For the year ended December 31, 2008, net cash used for financing activities totaled $13.2 million. This included principal repayments totaling $6.1 million on outstanding secured equipment financing, exclusive of a $0.7 million borrowing to utilize the remaining availability of our December 18, 2006 equipment financing facility. Net borrowings pursuant to our revolving credit facilities declined $2.1 million for the year ended December 31, 2008. For the year ending December 31, 2007, net cash used for financing activities totaled $26.0 million. On March 29, 2007, we executed a $35.0 million revolving credit facility with Comerica Bank. We immediately borrowed $33.0 million that was used to pay a dividend to our shareholders. Throughout the year, we paid additional dividends totaling $35.0 million. Distributed dividends were partially funded by a net increase in our revolving debt of $41.6 million.

Following our spin-off from CenTra in 2006 and our subsequent “Subchapter S” election, we have paid dividends to Matthew T. Moroun and a trust controlled by Manuel J. Moroun. Net cash used for financing activities for the twenty-six weeks ended July 3, 2010 reflects dividends totaling $11.8 million including related distributions to fund withholding obligations in certain states. Similarly, we declared and paid dividends and related withholding obligations aggregating to $68.0 million, $5.7 million, and $0.1 million in the fiscal years ended December 31, 2007, 2008, and 2009, respectively.

Borrowing Arrangements

Comerica Bank Secured Revolving Credit Facility.    On March 29, 2007, we executed a $35 million revolving credit facility with Comerica Bank. On February 18, 2010, we amended and restated the loan agreement, extending the revolving credit facility through July 1, 2011. Maximum permitted indebtedness may not exceed $32 million in the aggregate. Borrowings under the agreement totaled $16.6 million at July 3, 2010 and were limited to and secured by $29.1 million in eligible accounts receivable on that date. The amended credit facility provides funds pursuant to two interest rate options: the daily adjusting 30-day LIBOR rate plus 3.75%, or fixed 30, 60 or 90-day LIBOR rates plus 3.75% on structured borrowings. We are subject to financial covenants that limit our ability to make principal repayments on our dividend distribution promissory note, which is subordinated to the facility, and to pay dividends or comparable distributions. There are no penalties for paying down or reducing the commitments under the facility or terminating it prior to maturity.

Fifth Third Bank Revolving Credit Facility and Term Loan.    On May 19, 2009, one of our principal operating subsidiaries, Logistics Insight Corporation, executed a Restated Business Loan Agreement with Fifth Third Bank. The agreement refinanced an existing revolving credit facility that had been in place since December 18, 2006. The new amended and restated agreement provides a $6 million, two-year revolving credit facility and a $9 million amortizing term loan. As security for outstanding indebtedness, we guaranteed the revolver and term loan, we executed a mortgage on our corporate headquarters, and we granted a continuing security interest in all property of Logistics Insight Corporation, except accounts receivable, deposit accounts, and related assets pledged to secure the Comerica Bank Secured Revolving Credit Facility. Borrowings pursuant to the Fifth Third facility and term loan are senior to our dividend distribution promissory note, pursuant to a subordination agreement substantially similar to the agreement executed with Comerica Bank.

Any borrowings via the $6 million revolving credit facility bear interest at a floating rate equal to the 30-day LIBOR rate plus 3.5%. A 0.5% fee, payable quarterly in arrears, is incurred on the average unused portion of the revolver. Principal and unpaid interest is due in its entirety on the maturity date, May 30, 2011. The revolving credit facility may be extended for one additional year if no events of default exist and notice is given on or before March 1, 2011. The term loan amortizes in quarterly principal repayments of $0.8 million over three years, with a final payment due on May 19, 2012, unless the $6 million revolving credit facility is not extended, in which case any unpaid principal becomes due and payable in full on May 30, 2011. At July 3, 2010, outstanding principal pursuant to term loan was $6.0 million, which accrues interest at a floating rate equal to the 30-day LIBOR rate plus 4.5% and includes an option to fix the effective interest rate synthetically through a rate swap transaction to 30-day LIBOR plus 3.5%.

Fifth Third Bank Equipment Financing Facility.    On December 18, 2006, two subsidiaries of Logistics Insight Corporation executed a $25 million, secured equipment financing facility with Fifth Third Bank to refinance existing transportation equipment in connection with the spin-off from our former parent, CenTra, and to finance purchases of new equipment. Effective January 2, 2008, we consolidated four outstanding promissory notes into two separate term loans. Principal payments are due in fifty-nine equal monthly payments and one final balloon payment due January 1, 2013. On September 26, 2008, we issued a final promissory note that is secured by existing transportation equipment not already subject to collateral liens. Effective January 2, 2009, this final note was also converted to a term loan with aggregate principal value of $0.7 million. Principal payments are due in fifty-nine equal monthly payments and one final balloon payment due December 31, 2012. The notes bear interest at a variable, per annum rate equal to the sum of 30-day LIBOR plus 1.35%, with a one-time option to change the applicable interest rate to a variable, per annum rate equal to Fifth Third Bank’s prime rate, less 1.5%. Variable interest on term loans is paid monthly in arrears, unless we exercise an option to fix the rate through the Bank’s swap interest rate program. As of July 3, 2010, the aggregate principal outstanding pursuant to the facility totals $12.0 million.

GE Capital Equipment Financing Facility.    On December 20, 2004, LGSI Equipment of Wyoming, Inc., a subsidiary of Logistics Insight Corporation, executed an equipment financing facility with General Electric Capital Corporation to finance the acquisition of trailers used in its operations. A promissory note bears interest at a variable, per annum rate equal to the sum of 30-day LIBOR plus 2.17%. As of July 3, 2010, the aggregate principal outstanding pursuant to the facility totaled $0.2 million.

Dividend Distribution Promissory Note.    On December 31, 2008, LINC issued a $25.0 million dividend distribution promissory note to our former parent, CenTra. The promissory note was issued in connection with extending the payment maturity and to reduce the outstanding payment obligation pursuant to the $93.0 million dividend payable that was declared to CenTra on December 26, 2006, prior to our spin-off transaction on December 31, 2006. A net dividend payable totaling $68.0 million remained outstanding as of July 3, 2010 and is payable in cash on or before December 31, 2013. Principal on the promissory note is also due December 31, 2013. Interest is compounded semi-annually at 1.64%. All accrued interest is due and payable semi-annually on each June 30 and December 31 from and after June 30, 2010, subject to limitations in our credit facilities and subordination agreements with Fifth Third Bank and Comerica Bank.

Contractual Obligations and Off-Balance Sheet Arrangements

The following summarizes our future contractual obligations as of December 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Contractual Obligation	Total	Payment Due By Period
		Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Total debt(1)	$66,240	$8,299	$57,927	$14	$—
Operating lease obligations	31,779	12,910	17,328	1,541	—

Total	$98,019	$21,209	$75,255	$1,555	$—

(1)	This table does not include $0.7 million of indebtedness incurred in the twenty-six week period ended July 3, 2010, which was subsequently repaid in the same fiscal quarter.

In addition to the above contractual obligations, we are subject to various legal proceedings and other operational contingencies, the outcomes of which are subject to significant uncertainty. We accrue for estimated losses if it is probable that an asset has been impaired or a liability has been incurred, if the amount of the loss can be reasonably estimated, and if such loss exceeds available insurance limits. We use judgment to evaluate whether a loss contingency arising from litigation should be disclosed or recorded. The outcome of legal proceedings is inherently uncertain. Accordingly, if the outcomes of legal proceedings are different than is anticipated by us, we may have to record an incremental charge when known facts and circumstances change or in the period the matter is finally resolved. Such charge may negatively impact our results of operations and financial position for the period.

We do not have any relationship with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Seasonality

We do not believe our results of operations are subject to substantial seasonal trends, other than as a result of the number of holidays in a given fiscal quarter. Our North American automotive customers traditionally shut down vehicle production for one or more weeks in July and for one week during December. Following the economic and automotive industry contraction that began in 2008, these modest seasonal differences were disrupted by the extended shutdowns in automotive production that occurred in December 2008, and intermittently from January 2009 through July 2009.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, operating revenues and operating expenses. By their nature, these judgments are subject to a degree of uncertainty.

Critical accounting policies are those that are both (1) important to the portrayal of our financial condition and results of operations and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. Critical accounting policies include:

Revenue recognition.    We recognize revenue at the time services have been rendered or, in the case of our transportation services, when delivery to the receiver’s location has been completed. We report revenue on a gross basis, as we are the primary obligor and are responsible for providing the service requested by the customer. We have discretion in setting sales prices and, as a result, our earnings may vary. In addition, we have discretion to choose and negotiate terms with our suppliers from among multiple suppliers for the services ordered by our customers. This includes truck owner-operators with whom we contract to deliver our transportation services. If we provide a service and a binding agreement has not yet been executed, we recognize revenue upon receipt of payment.

We evaluate customer purchase orders and agreements for multiple elements and aggregation of individual contracts into a multiple element arrangement. We believe our current contracts do not meet the criteria required for multiple element contract accounting. They are negotiated independently on a standalone basis, and pricing is established based on operation-specific requirements. Furthermore, our customers typically choose their vendors and award business at the conclusion of a competitive bidding process for each service. However, should a large customer award us multiple contracts that we subsequently determine are inter-dependent, our analysis of the value and timing of revenue recognition may subsequently change.

Accounts receivable.    Our trade accounts receivable are stated at their net invoiced amount, net of our estimated allowance for doubtful accounts. They include unbilled amounts for services rendered in the respective period on open contracts but not yet billed to the customers. In order to reflect customer receivables at their estimated net realizable value, we estimate and record charges against revenue based upon current information. These charges generally arise from rate changes, errors, and revenue adjustments that may arise. Our allowance for doubtful accounts represents our best estimate at the reporting date of the amount of probable credit losses based on an assessment of specific invoices that remain unpaid following normal customer payment periods, historical collection experience with individual customers, existing economic conditions, and any specific customer collection issues we have identified such as a customer’s bankruptcy. Management reviews the allowance on a quarterly basis and compares it to historical trends. In 2009, we anticipated and ultimately collected aggregate pre-petition invoices totaling $5.8 million from our second and third largest customers, who underwent U.S. Federal government sponsored bankruptcy court reorganizations. However, if the financial condition of clients were to deteriorate resulting in an impairment of their ability to make payments, an increase in our allowance may be required. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. LINC’s allowance for doubtful accounts was $0.6 million, $0.7 million and $0.6 million at December 31, 2008, 2009 and July 3, 2010, respectively.

Closing costs.    Our customers may discontinue or alter their business activity in a location earlier than anticipated, prompting us to exit a customer-dedicated facility. We recognize exit costs associated with operations that close or are identified for closure as an accrued liability. Such charges include lease termination costs, employee termination charges, asset impairment charges, and other exit-related costs associated with a plan approved by management. If we close an operating facility before its lease expires, costs to terminate a lease are recognized when an early termination provision is exercised, or we record a liability for non-cancellable lease obligations based on the fair value of remaining lease payments, reduced by management’s estimate of any existing or prospective sublease rentals which can be subject to update as either available facts or circumstances change. Employee termination costs are recognized in the period that the closure is communicated to affected employees and calculated based on known termination benefits. The recognition of exit and disposal charges requires us to make certain assumptions and estimates as to the amount and timing of such charges and their related fair values. Management reviews all assumptions and estimates for each quarterly reporting period. As a result, adjustments may be made for changes in estimates in the period in which the change becomes known.

Self-insured loss reserve.    We have established reserves for legal contingencies in accordance with generally accepted accounting principles. Accruals for potential losses primarily relate to auto liability, general liability, and cargo and equipment damage claims that may be in excess of insurance policy limits. A liability is recognized for the estimated cost of all self-insured claims, including an estimate of incurred but not reported claims, based on historical experience and for claims expected to exceed our insurance policy limits. We may also record accruals for personal injury and property damage to third parties, and for workers’ compensation claims if a claim exceeds our insurance coverage. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. The valuation of reserves for contingencies is reviewed by management on a quarterly basis at the operating and corporate levels, as applicable, to ensure that our reserves are appropriate. Reserve balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional reserves for emerging issues. While management believes that the current level of reserves is adequate, future changes or the occurrence of unanticipated events could impact these determinations and result in material changes to our reserves.

Deferred income tax and related matters.    Since January 1, 2007, we have been treated as an S-Corporation for U.S. federal income tax purposes. Although we are responsible to pay applicable state, local and foreign income taxes, U.S. federal income taxes have not been our direct payment obligation during this period. Deferred income taxes are the result of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our assumptions, judgments and estimates relative to our current provision for income taxes and the value of net deferred taxes consider current tax laws, our interpretation of these laws, predictions of future taxable income, and our potential exposure involving tax positions that could be challenged by tax authorities. As of January 1, 2007, we adopted new accounting and disclosure rules that relate to uncertainty in income taxes. We analyze filing positions annually in all of the jurisdictions where we are required to file income tax returns, including all open tax years in these jurisdictions. In 2007, 2008 and 2009, we concluded that certain income tax positions and deductions are more likely than not to be sustained by the relevant tax authority if subjected to audit. However, we have not recognized any increases in unrecognized tax benefits as a result of positions taken during any such period as there were no material changes. Actual performance, changes in tax laws in future years, and action by taxing authorities are among the factors that could render our current assumptions, judgments and estimates inaccurate, thus materially impacting our financial position and results of operations.

Effect of Recent Accounting Pronouncements

In 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification as the source of authoritative accounting principles to be applied to nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. It supersedes all prior FASB Statements, FASB Staff Positions, Emerging Issues Task Force Abstracts and related literature, except for guidance issued by the Securities and Exchange Commission applicable to public companies. Applying the Codification did not impact existing GAAP applicable to the Company, our financial condition, results of operations, or cash flows. References to pre-codification GAAP in the financial statements are eliminated.

In May 2009, we adopted new accounting standards issued by the FASB related to accounting for and disclosing subsequent events in the financial statements. The standard establishes authoritative accounting and disclosure guidance for recognized and non-recognized subsequent events that occur after the balance sheet date, but before financial statements are issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption did not have an effect on the Company’s financial position, results of operations, or cash flows.

In June 2009, the FASB issued a statement amending its prior guidance concerning how a company determines whether an economically-related entity should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The Company adopted this standard during the first quarter of 2010, and it did not have a material effect.

In October 2009, the FASB issued an Accounting Standards Update, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements — a consensus of the Emerging Issues Task Force.” The update provides guidance for contract arrangements under which a vendor performs multiple revenue-generating activities, enabling vendors to account for products or services separately rather than as a combined unit, and modifying the manner in which transaction consideration is allocated across separately identified deliverables. Specifically, the guidance addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This guidance will be effective for the Company in 2011, but is not expected to have a material effect.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk.    Our principal exposure to interest rate risk relates to our revolving lines of credit, a term loan, and our equipment financing facilities, all of which incur interest at floating rates. As of July 3, 2010, we had total variable interest rate borrowings of $34.8 million. Assuming a 100 basis point increase in interest rates on our variable rate debt, interest expense would have increased approximately $0.6 million, $0.6 million and $0.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Concentrations of credit risk.    Cash and accounts receivable are financial instruments which potentially subject us to concentrations of credit risk. Our customers are concentrated in the automotive industry. We perform ongoing credit evaluations of our customers, and our history of incurring credit losses from customers has not been material. This includes our experience during the government-sponsored restructurings of General Motors and Chrysler, whereby we collected substantially all “pre-petition” amounts due to us within a few months of each company’s bankruptcy filing. Although we are directly affected by the economic well-being of our customers and the supply chains in which we operate, we do not believe significant credit risk exists at July 3, 2010. Consistent with industry practice, we generally do not require collateral to reduce such credit risk.

Foreign exchange risk.    For the year ended December 31, 2009, 10.4% of our revenues were derived from services provided outside the United States, principally in Canada and Mexico. Exposure to market risk for changes in foreign currency exchange rates relates primarily to selling services and incurring costs in currencies other than the local currency and to the carrying value of net investments in foreign subsidiaries. As a result, we are exposed to foreign currency exchange rate risk due primarily due to translation of the accounts of our Canadian and Mexican operations from their local currencies into U.S. dollars and also to the extent we engage in cross-border transactions. The majority of our exposure to fluctuations in the Canadian dollar and Mexican peso is naturally hedged, since a substantial portion of our revenues and operating costs are denominated in each country’s local currency. Historically, we have not entered into financial instruments for trading or speculative purposes. Short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized by ongoing settlement of intercompany trading obligations.

The net investments in our Canadian and Mexican operations are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive income in our statement of stockholders’ equity. Adjustments from the translation of the net investment in these operations decreased equity by approximately $0.5 million for the year ended December 31, 2008 and increased equity by approximately $0.1 million for the year ended December 31, 2009.

Fuel price risk.    Exposure to market risk for fluctuations in fuel prices relates to a small portion of our transportation service contracts for which the cost of fuel is integral to service delivery and the service contract does not have a mechanism to adjust for increases in fuel prices. Increases and decreases in the price of fuel are generally passed on to our customers for which we realize minimal changes in profitability during periods of steady market fuel prices. However, profitability may be positively or negatively impacted by sudden increases or decreases in market fuel prices during a short period of time as customer pricing for fuel services is established based on market fuel costs. We believe the exposure to fuel price fluctuations would not materially impact our results of operations, cash flows or financial position.

Fluctuations in fuel prices can affect our profitability by affecting our ability to retain or recruit owner-operators that are needed to support our transportation services. Owner-operators bear the costs of operating their tractors, including the cost of fuel. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our customers and pass these surcharges on to our owner-operators. If costs for fuel escalate significantly, we could experience difficulty in attracting additional qualified owner-operators and retaining our current owner-operators. If we lose the services of a significant number of owner-operators or are unable to attract additional owner-operators, it could have a materially adverse effect on our financial condition and results of operations.

Inflation.    Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operational results as inflationary increases in fuel and labor costs have generally been offset through fuel surcharges and productivity improvements.

Unaudited Quarterly Results

The following table presents our operating results for each of the ten quarters ended July 3, 2010. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. These operating results may not be indicative of results to be expected for any future period.

	Fiscal Quarter Ended
	29-Mar-08	28-Jun-08	27-Sep-08	31-Dec-08	4-Apr-09	4-Jul-09	3-Oct-09	31-Dec-09	3-Apr-10	3-Jul-10
	(in thousands, except per share amounts)
Statements of Income Data:
Revenue	$71,085	$67,500	$54,614	$54,616	$42,314	$37,237	$47,562	$50,825	$56,093	$63,843
Operating expenses:
Personnel and related benefits	30,362	28,408	24,271	24,148	19,003	15,083	18,568	19,971	23,255	24,733
Purchased transportation and equipment rent	10,392	10,610	8,397	7,022	4,730	4,557	7,379	9,960	10,289	12,176
Occupancy expense	5,758	5,765	5,698	8,398	5,590	4,451	5,503	4,353	3,122	3,903
Operating expenses (exclusive of items shown separately)	12,127	14,523	9,200	8,465	6,428	5,971	6,510	7,455	8,084	8,548
Depreciation and amortization	1,984	1,738	1,871	1,839	1,785	1,736	1,710	1,721	1,597	1,616
Selling, general and administrative expense	3,827	2,372	3,117	3,121	2,671	2,378	1,901	902	2,576	2,676

Total operating expenses (expense)	64,450	63,416	52,554	52,993	40,207	34,176	41,571	44,362	48,923	53,652

Operating Income	6,635	4,084	2,060	1,623	2,107	3,061	5,991	6,463	7,170	10,191
Other income (expense):
Interest expense	(748)	(550)	(493)	(652)	(378)	(379)	(382)	(331)	(390)	(422)
Interest income	95	98	94	85	9	38	36	33	34	29

Total other income (expense)	(653)	(452)	(399)	(567)	(369)	(341)	(346)	(298)	(356)	(393)

Income before provision for income taxes	5,982	3,632	1,661	1,056	1,738	2,720	5,645	6,165	6,814	9,798
Provision for income taxes	524	436	124	328	347	356	312	324	395	594

Net income	$5,458	$3,196	$1,537	$728	$1,391	$2,364	$5,333	$5,841	$6,419	$9,204

Pro Forma Data (unaudited):
Income before provision for income taxes	$5,982	$3,632	$1,661	$1,055	$1,738	$2,720	$5,645	$6,165	$6,814	$9,798
Pro forma provision for income taxes(1)	$2,138	$1,298	$666	$305	$669	$969	$2,248	$2,371	$2,528	$3,668

Pro forma net income(1)	$3,844	$2,334	$995	$750	$1,069	$1,751	$3,397	$3,794	$4,286	$6,130

Pro forma earnings per share:
Basic and diluted:
Earnings per share
Weighed average shares outstanding

(1)	See Note 1 to “Summary Consolidated Financial and Operating Data.”

We believe that the results for certain of the periods reflected in the table above are not indicative of ordinary operations, as follows: (i) for the thirteen week period ending March 29, 2008, we recognized $0.6 million in expense as a result of our postponed IPO efforts in 2007; (ii) for the thirteen week period ending June 28, 2008, we recognized a $4.8 million charge related to the prospective determination of loss amounts in connection with a multi-fatality traffic accident that exceeded insurance limits; (iii) for the thirteen week period ending December 31, 2008, we recognized $3.0 million in expenses related to the closing of five value-added services operations; and (iv) for each of the four thirteen week periods ending October 3, 2009, December 31, 2009, April 3, 2010, and July 3, 2010, closing expenses or related adjustments were recognized in the amount of $0.6 million, $1.2 million, $(0.4) million and $15,000, respectively.

INDUSTRY

Logistics Industry Overview

Logistics services involve the management and transportation of materials and inventory throughout the supply chain. The logistics industry is an integral part of the global economy. Global logistics costs in 2009 totaled $6.6 trillion, or 11.4% of global GDP, according to estimates by Armstrong & Associates.

As supply chains have become more complex, many companies have outsourced logistics functions to third-party logistics (3PL) providers. Global 3PL revenues in 2009 totaled $507.1 billion, according to Armstrong & Associates. Through outsourcing, companies can realize the following benefits: reduced supply chain costs, minimization of investment in non-core assets, increased operational flexibility, access to greater visibility in the supply chain and improved customer service. Increased globalization of trade, security and regulatory concerns, demand for greater supply chain integration and visibility, and ongoing competitive pressures to reduce costs and improve customer service will continue to drive outsourcing decisions.

3PL providers deliver a number of services such as transportation, warehousing, supply chain management, inbound and outbound freight management, customs brokerage and distribution. In addition, 3PLs can provide other value-added services, ranging from packing and labeling to sequencing and sub-assembly, to freight tracking and delivery, and ultimately, to fully embedded systems linked to customer enterprise resource planning (ERP) suites that facilitate supply chain management. These services are aimed at improving supply chain efficiency and visibility, and differentiate 3PLs from transportation companies and basic warehousing operations. The following table lists 3PL value-added activities and capabilities identified by Armstrong & Associates and denotes the breadth of services provided.

4PL/Lead Logistics Provider*	Inventory/Vendor Management	Light Manufacturing/Assembly
Call Center Management	Pool Distribution/Cross Docking	Radio Frequency and Barcoding
Food Grade/Temp Controlled*	Installation/Removal	ISO Certification
Transportation Network Planning	Carrier Contracting/Brokerage	Transportation & Event Management
Customs Brokerage	Project Management	Consulting/Process Engineering
Just In Time and Kanban	Kitting/Pick & Pack	Reverse Logistics
WMS Deployment*	Small Package/Fulfillment*	Home Delivery
Order Management	Transp. Execution/Freight Bill	Internet Supply Chain Visibility
Bulk Materials Handling	Hazmat Handling

Source: Armstrong & Associates

*	Service not currently performed by us.

Segmentation and Drivers of the U.S. 3PL Market

The U.S. 3PL market has expanded rapidly due to the demand for improved supply chain efficiency and the significant value proposition provided to companies by 3PL providers. Gross revenue for the U.S. 3PL market increased from $30.8 billion in 1996 to $107.1 billion in 2009 according to Armstrong & Associates, representing a compound annual growth rate of 10.1%. Although the U.S. 3PL sector declined 15.7% in 2009, we expect the sector will resume its expansion, driven primarily by the elongation and increasing complexity of supply chains and the continued desire of manufacturers to focus on their core competencies, cost controls and production efficiencies. Armstrong & Associates estimated in May 2010 that the U.S. 3PL market will rebound strongly in 2010, increasing 13.4% to $121.4 billion.

Growth of U.S. 3PL Market ($ billion)

Source: Armstrong & Associates

The table below represents the segmentation of the U.S. 3PL market for 2009, according to Armstrong & Associates. As an integrated service provider, LINC offers services in the international and domestic transportation management, value-added warehouse/distribution and the dedicated contract carriage segments of the 3PL market.

U.S. 3PL Market (2009)	Gross Revenue ($ billion)	% of Total
International transportation management	$35.1	32.7%
Domestic transportation management	31.8	29.7%
Value-added warehousing and distribution	27.8	26.0%
Dedicated contract carriage	9.4	8.8%
Software	3.0	2.8%

Total	$107.1	100.0%

Source: Armstrong & Associates

Key Drivers of Market Growth

Growing demand for third-party logistics services is spurred by several key drivers, including:

•

Increased outsourcing.    For many companies, logistics is a critical component of their operations, but is not a core competency. As a result, companies continue to outsource their logistics needs to 3PL providers to access specialist skills, redeploy resources to core activities, and transform fixed costs into variable costs.

•

Increased globalization of trade.    Lower trade barriers, growing trade volumes, globalization of sourcing and relocation to low-cost countries, in combination with modern production and distribution techniques, have greatly increased the complexity of supply chains, boosting demand for outsourced logistics solutions.

•

Demand for greater supply chain integration and visibility.    Businesses are seeking the assistance of 3PL providers to offer real-time visibility over the full supply chain, which facilitates transaction processing and provides secure, real-time visibility and information. In response, 3PL providers have become more technologically sophisticated, process driven and solution-oriented in response to customer needs.

•

Competitive requirement to reduce costs and improve customer service.    Given limited pricing power in many industries, companies continue to focus on improving margins by increasing the efficiency of and reducing the cost of their supply chains. In addition, by providing real-time information regarding the status and location of goods in the supply chain, 3PL providers enable companies to improve customer service.

Key Trends

Key trends influencing the logistics industry include:

•

Sector-based specialization.    The logistics industry has become increasingly specialized in recent years, with service providers focusing on a particular product type and service or other specialized needs of that industry. These specialized industry supply chain solutions generally command higher margins than standard logistics operations, especially when accompanied by value-added services.

•

Increasing demand for value-added services.    As more companies use third-party logistics services, they are seeking more value-added services to reduce costs and improve customer service. These include activities such as sequencing and sub-assembly, kitting, fulfillment, transportation management, assembly, cleaning and packaging.

•

Demand for integrated logistics services.    Clients are increasingly looking for an integrated logistics provider that can not only provide their own logistics services, but also work with other 3PL providers to design, build and run comprehensive supply chain solutions, addressing multiple logistics needs. A total supply chain management approach provides many advantages to clients, including providing a single point of contact for all aspects of the supply chain.

•

Advances in information technology.    Information technology is a critical differentiator in the logistics industry. A logistics provider’s IT platform needs to be able to serve operational needs as well as facilitate the development of complex and innovative logistics solutions to meet clients’ growing demand for sophisticated systems.

Automotive Industry Logistics

Automotive logistics involves the management of highly complex just-in-time supply systems where the delivery of components from a variety of sources based in different countries must be carefully coordinated, properly staged and appropriately handled to ensure a smooth manufacturing and assembly process. The automotive industry has developed into one of the largest users of outsourced logistics services. In 2007, the Automotive industry segment of the global Fortune 500 had total logistics costs of $112.9 billion and 3PL revenue of $42.3 billion, according to Armstrong & Associates. As illustrated in the following chart, the automotive industry accounted for 22.6% of total outsourced logistics revenues from global Fortune 500 companies in 2007.

3PL Revenues by Industry for Global Fortune 500 in 2007

Source: Armstrong & Associates

Outsourcing of logistics activities in the automotive industry has been driven by a number of factors, including: (i) globalization resulting in highly complex supply chains with broad geographic scope, (ii) significant competition resulting in manufacturers’ increasing need to reduce costs and increase operational flexibility, which is especially relevant for the U.S. OEMs that continue to face operating and financial challenges, (iii) increased importance of sophisticated manufacturing and supply chain management techniques such as just-in-time processes and in-line vehicle sequencing, which have enhanced the range of high value-added logistics services provided by 3PLs, and (iv) demand for greater supply chain integration and visibility by OEMs. By outsourcing logistics activities, OEMs have been able to reduce operating costs (including labor related costs), enhance flexibility and improve quality and customer service.

We believe outsourcing of automotive logistics services will continue to grow. Currently, commonly outsourced logistics activities include transportation, customs clearance, warehousing, shipment consolidation and freight forwarding. We believe that OEMs will increasingly seek outsourced solutions for additional value-added logistics activities such as sub-assembly, sequencing, packaging, consolidation and deconsolidation and line-side inventory functions, creating attractive growth opportunities for 3PLs, such as LINC, with specialized capabilities and expertise in automotive supply chains.

North American Automotive OEM Industry

The automotive OEM industry recently experienced a severe downturn that began in 2008 and continued throughout 2009. The highly competitive automotive industry was significantly affected by deteriorating global economic conditions, financial market turmoil, unstable credit markets, rapidly declining consumer confidence, rising unemployment and volatile commodity prices. The combination of these factors led to decreased automotive sales and production. The U.S. Seasonally Adjusted Annual Rate (SAAR) of light-vehicle automotive sales declined to 10.3 million units in 2009 (the lowest U.S. domestic automotive industry selling rate in over 25 years) from 13.2 million in 2008 and 16.1 million units in 2007, according to the Bureau of Economic Analysis. Similarly, the North American SAAR of light-vehicle production declined to 8.6 million units in 2009, from 12.6 million units in 2008 and 15.1 million units in 2007, according to CSM Worldwide, an automotive research firm. Reduced U.S. automotive production, intense offshore competition, high fixed cost structures and limited access to capital significantly weakened the financial strength of many of the automotive OEMs and suppliers, several of which filed for bankruptcy protection in 2009. In light of the recent downturn, the U.S. domestic automotive industry has taken numerous restructuring actions to reduce fixed operating costs and increase the variability of cost structures, which better position the industry to navigate through such difficult conditions.

We expect automotive production will grow strongly in 2010 and 2011 from the recent lows experienced in 2009. Along with improvements in general economic conditions and consumer confidence, we witnessed increased automotive production in the first quarter of 2010. According to CSM Worldwide, North American light vehicle production is expected to increase from 8.6 million units in 2009 to 11.6 million units in 2010 and to 12.5 million units in 2011.

BUSINESS

Overview

We are a leading provider of custom-developed third-party logistics solutions that allow our customers and clients to reduce costs and manage their global supply chains more efficiently. Many of our services are essential to the successful operations of our customers’ production processes. We offer a comprehensive suite of supply chain logistics services, including value-added, transportation and specialized services. Our value-added services include material handling and consolidation, sequencing and sub-assembling, kitting and repacking, and returnable container management. We also provide a broad range of transportation services, such as dedicated truckload, shuttle operations and yard management. Our specialized services include air and ocean freight forwarding, expedited ground transportation and final-mile delivery. We believe the breadth of our service offerings provides us with a competitive advantage.

We operate, manage or provide transportation services at 32 logistics facilities in the United States, Canada and Mexico. Ten facilities are located inside customer plants; the other facilities are generally located close to our customers’ plants to optimize the efficiency of their component supply chains and production processes. Our facilities and services are often directly integrated into and located near the production processes of our customers and represent a critical piece of their supply chains. Our proprietary information technology platform is integrated with our customers’ and their vendors’ information technology networks, allowing real-time end-to-end supply chain visibility. As a result of our close integration with our customers, most of our value-added services are contracted for the duration of our customers’ production programs, which typically last three to five years.

Historically, our largest end-market has been the automotive segment, where we maintain strong and long-standing relationships with our customers. In recent years, we have successfully expanded our business outside of the automotive sector where we believe we can leverage the processes, technology and experience we developed serving the automotive industry to deliver similar high value logistics services. Target sectors include industrial products, aerospace, medical equipment and technology. Our revenues in sectors outside of automotive grew at a compound annual rate of 28.4% to $22.6 million, or 18.9% of revenues, for the twenty-six weeks ended July 3, 2010, from $10.7 million, or 7.0% of revenues, for the twenty-six weeks ended June 30, 2007.

We employ an asset-light business model that lowers our capital expenditure requirements and improves investment returns and cash flow generation. In general, our facilities are leased on terms that are either substantially matched to our customer’s contracts or are month-to-month or are provided to us by our customers. We utilize owner-operators and third-party carriers to provide a significant portion of our transportation and specialized services. In addition, we are increasingly providing logistics services to customers in their facilities, using equipment they own.

We believe our asset-light business model is highly scalable and will continue to support our growth with relatively modest capital expenditure requirements. Our asset-light model, combined with a disciplined approach to contract structuring and pricing, creates a highly flexible cost structure that allows us to scale our business up and down quickly in response to changes in demand from our customers. This flexibility helped us to deliver positive operating income in each of the past ten quarters, despite an unprecedented slowdown in demand from our U.S. automotive customers as a result of the global recession and the restructurings of General Motors and Chrysler.

Our Strengths

We believe the following strengths position us for sustainable growth:

Leading provider of custom-developed supply chain solutions to the North American automotive industry.    Our single-source, comprehensive logistics solutions, extensive expertise serving automotive supply chains, and longstanding customer relationships have contributed to our position as a leading provider of third-party logistics services to the automotive industry. We currently operate 21 automotive logistics support facilities in the United States, Canada and Mexico. Our facilities are often located adjacent to our customers’ manufacturing plants, are directly integrated into their production processes, and provide a critical link in their supply chains. Our ability to provide custom-developed supply chain logistics services positions us as a core 3PL provider to most of our largest customers. For example, we operate the largest receiving and distribution operations for both Ford and Chrysler, delivering inbound components within stringent supply chain schedules. As a leading provider of logistics services to the automotive industry, we are well positioned to benefit from the continuation of favorable outsourcing trends within the automotive sector. Additionally, our broad experience in the automotive supply chain has provided valuable expertise that is relevant to providing logistics services to other industries with highly complex supply chain needs.

Broad portfolio of integrated third-party logistics services.    We provide an extensive range of logistics services that includes value-added warehousing and material handling services, dedicated transportation services, international freight forwarding, and expedited freight delivery. As a result of our broad service offering, we are one of a few logistics providers serving the automotive industry that have the ability to provide a comprehensive range of supply chain solutions. For example, we can provide an integrated single-source solution incorporating value-added operations, transportation services and specialized logistics services to support one or multiple customer locations. We believe our ability to provide integrated logistics solutions is a competitive advantage as customers continue to seek a single point of contact for logistics services. Our broad range of capabilities also provides us with multiple growth platforms and significant cross-selling opportunities.

Unique value proposition based on sophisticated labor strategies.    We believe our ability to structure effective labor contracts and our ability to draw from a variety of union, non-union and contract labor pools are strengths that differentiate us when competing for a contract. Our balanced labor structure allows us to provide customized and cost-effective solutions that accommodate our customers’ labor strategies. Our senior operational management team has extensive experience managing contract services in unionized environments. As a result, we are able to develop and implement sophisticated, case-specific union, non-union and contracted labor strategies to provide flexible, reliable and cost-effective solutions for our customers. As of July 3, 2010, approximately 46.1% of our full-time employees were subject to such agreements. We currently have eight collective bargaining agreements with three different unions. Each collective bargaining agreement with each union covers a single facility with that union, enhancing our flexibility in developing our labor strategies. No single union has represented more than 38.4% of our employees in any given year over the past three years.

Proven customer contract pricing discipline.    We use a standard customer contract approval process to evaluate, develop and price contracts for new large program logistics opportunities. This mandatory process includes an evaluation of pricing, capital expenditure requirements, financial return and risk assessment prior to approval. Additionally, a significant percentage of our contracts for value-added services include a fixed price component that produces a stable revenue stream regardless of a customer’s supply chain activity. Our disciplined contract pricing strategy and ability to include a fixed price component in our contracts has helped us to maintain profitability despite recent volatility in customer demand. All of our value-added and transportation services contracts require formal management review and sign-off before execution, regardless of contract size.

Enduring customer relationships.    We have long-term relationships with most of our largest customers. Our top five customers have been with us for an average of 18 years. Typically our services are directly linked into our customers’ production processes, requiring a high level of integration with our customers’ operations and technology systems. As our customer relationships strengthen, we become more deeply integrated into our customers’ supply chains, which improves our competitive position and increases our customers’ costs of switching logistics providers. Since December 31, 2006, our customers retained our services for over 80% of the value-added services agreements that were expiring and subsequently renewed with a 3PL provider. In 2009, over 84% of our value-added services revenue was derived from multi-year contracts, and over 95% of our transportation revenue was realized from contracts with an initial term of at least one year. The duration of these agreements improves the predictability of our cash flows.

Flexible, asset-light business model.    Our asset-light, variable-cost-based operating structure enables us to scale our business up and down in response to changing conditions and generates strong cash flows and return on capital. Substantially all of our operating facilities are either provided to us by customers, leased by us on a month-to-month basis, or leased by us on terms that match the related customer contracts to the greatest extent possible. This approach minimizes our asset exposure and enhances our operating flexibility. Additionally, to accommodate our customers’ freight transportation needs, we use a network of independent owner-operators and third-party transportation providers in addition to our Company-owned tractors. As of July 3, 2010, owner-operators supplied approximately 33.2% of the tractors used over the road in our transportation services and specialized services operations. We believe that our highly scalable operating platform will continue to support our growth with limited capital expenditure requirements.

State-of-the-art proprietary information technology system.    We have developed a proprietary, integrated and scalable information technology platform that allows us to efficiently manage key processes across our customers’ supply chains. The advanced functionality of our IT system enables seamless integration with customers’ and vendors’ IT networks and allows us to provide real-time end-to-end supply chain visibility. We believe that these applications improve our services and quality controls, strengthen our relationships with our customers and enhance our value proposition.

Highly experienced management team.    Our management team has a track record of delivering strong, profitable growth combined with corporate development expertise and is committed to the continued growth and development of the company. Senior management is comprised of experienced professionals with an average of over 25 years of experience in transportation and logistics services, and related outsourcing businesses, and who have an average of 30 years of experience in the global automotive industry.

Our Strategy

Our goal is to strengthen our position as a leading logistics services provider through the following strategies:

Continue to capitalize on strong industry fundamentals and outsourcing trends.    According to Armstrong & Associates, gross revenue for the U.S. 3PL market grew at a compound annual rate of 12.5% from $30.8 billion in 1996 to $127.0 billion in 2008. We believe long-term industry growth will be supported by manufacturers seeking to outsource non-core logistics functions to cost-effective third-party providers that can efficiently manage increasingly complex global supply chains. In May 2010, Armstrong & Associates estimated the U.S. 3PL sector will rebound strongly in 2010, following a 15.7% reduction in 2009, increasing 13.4% to $121.4 billion in 2010. We intend to leverage our integrated suite of logistics services, our network of facilities in the United States, Canada and Mexico, our long-term customer relationships, and our reputation for operational excellence to capitalize on favorable industry fundamentals and growth expectations.

Target further penetration of key customers in the North American automotive industry.    The automotive industry is one of the largest users of global outsourced logistics services, providing us growth opportunities with both existing and new customers. We intend to capitalize on anticipated continued growth in outsourcing of higher value logistics services in the automotive sector such as sub-assembly and sequencing, which link directly into production lines and require specialized capabilities, technological expertise and strict quality controls. We believe we are well positioned to capitalize on this increased outsourcing activity as a result of our extensive experience and enduring customer relationships. We regularly pursue opportunities to further penetrate our core automotive customer base by leveraging our position in the supply chains of our OEM customers to extend our services to their suppliers and by cross-selling a wide range of transportation and specialized services to existing customers. For instance, these opportunities occur where we provide sequencing services from our facility to an OEM. Typically, our facility is located within five miles of the OEM’s plant. If the OEM requires its suppliers, which are often hundreds of miles away, to keep inventory near the plant and deliver small quantities of materials or goods several times a day, the suppliers will often engage us to perform those services. This cross-selling of services has led to multiple vendor managed inventory contracts with the OEM’s suppliers. We are also targeting and expect to increase delivery of services to Tier I automotive component suppliers and foreign-owned automotive manufacturers operating in North America, such as Lear and Nissan. We also expect to capitalize on opportunities to cross-sell additional logistics services to existing customers.

Continue to expand into new industry verticals.    We have provided highly complex value-added logistics services to automotive customers for more than 18 years. We have developed standardized, modular systems for material handling processes and have extensive experience in rapid implementation and workforce training. These capabilities and our broad portfolio of logistics services are highly transferable to other vertical markets. In recent years, we have successfully targeted other end-markets where we believe we can leverage the expertise we developed in the automotive sector. In addition to automotive, our targeted industries include industrial products, aerospace, medical equipment, and technology. Since January 2008, we have begun providing logistics services to Case New Holland, Pratt & Whitney, and Cummins Engine, among others. Revenues from customers outside of the automotive industry increased from 7.5% of revenues, or $22.4 million, in 2007 to 14.9% of revenues, or $26.5 million, in 2009. We believe our ability to provide a broad range of services in key markets in the U.S. and internationally provides us with additional growth platforms and cross-selling opportunities.

Expand our logistics services capabilities and geographical reach.    We intend to continue to expand our portfolio of services in response to customer demands for greater innovation and responsiveness from their logistics providers. We will also continue to pursue high growth sectors within our specialized services, such as expedited ground transportation and international freight forwarding. In addition, we intend to increase penetration of our services into other regions of the United States and in international markets, such as Mexico, where we deliver logistics services to General Motors’ newest automotive assembly plant.

Continue to invest in technological advances to meet customer requirements.    With continued outsourcing of supply chain activities, customers are requiring greater advances in information technology to support increasingly complex logistics solutions. We intend to continue to improve our proprietary IT system and expand the technology component of our service portfolio through a combination of internally and externally developed software. We believe that these ongoing technology investments will enhance the differentiation of our services relative to competing providers.

Grow through selected acquisitions.    The 3PL industry is highly fragmented, with hundreds of small and mid-sized competitors that are either specialized in specific vertical markets, specific service offerings, or limited to local and regional coverage. We expect to selectively evaluate and pursue acquisitions that will enhance our service capabilities, expand our geographic network, diversify our customer base and accelerate our earnings growth. Although we regularly evaluate and engage in discussions with potential targets, we do not currently have any agreements in place for material acquisitions.

Our History

Logistics Insight Corp., one of our subsidiaries, began operations in 1992 when it was formed to provide cost-effective value-added logistics services and transportation management solutions to manufacturing companies that needed to leverage core competencies and outsource support activities in order to lower costs and increase the efficiency of their supply chain operations. Prior to December 31, 2006, we conducted our operations through a group of transportation related companies, all of which were owned by CenTra, a private company wholly-owned by Matthew T. Moroun and a trust controlled by Manuel J. Moroun. On December 31, 2006, CenTra completed a corporate reorganization through which certain operating subsidiaries became wholly-owned subsidiaries of LINC. Additionally, on December 31, 2006, CenTra distributed all of our shares to Matthew T. Moroun and a trust controlled by Manuel J. Moroun through a tax-free spin-off.

Our Operations

We conduct our operations at various facilities located in the United States, Canada and Mexico through various direct or indirect wholly-owned operating subsidiaries under the brand names Logistics Insight Corporation, Pro Logistics, LINC Ontario, Ltd., Mohican Transport (a division of LINC Ontario, Ltd.), CTX, Inc., Central Global Express, or CGE, and Logistics Insight Corporation S. de R.L. de C.V. The diagram below illustrates the brands through which we conduct our business.

Our Services

We have a flexible business model that allows us to provide a broad portfolio of logistics solutions that allow our customers to reduce costs and manage their global supply chains more efficiently. We operate 32 facilities located in various regions in the United States, as well as in Canada and Mexico. Our supply chain services allow our customers to focus on their core businesses or redirect their focus to other parts of their organization. Our primary services include value-added services, transportation services and specialized services.

Value-Added Services

We offer a range of customized logistics services that improve the efficiency of the supply chains of our customers, and result in significant cost savings for them. Our value-added services represented approximately 55.6% and 49.8% of our revenue for the fiscal year ended December 31, 2009 and the twenty-six weeks ended July 3, 2010, respectively. Most of our services are provided through our 32 facilities which are strategically located close to customer plants to maximize efficiencies and optimize production processes, reducing costs for our customers. Our operating facilities are leased from affiliates or third parties for terms that typically match customer contracts, to the greatest extent possible. A single facility may be dedicated to one or many customer assembly plants or manufacturing facilities and may provide multiple value-added services as part of an integrated supply chain solution. The resulting process efficiencies and economies of scale allow us to provide time-critical supply chain services to our customers at lower costs than they would otherwise incur if these activities were performed “in-house.” The following are the primary value-added services we provide to our customers:

•

Sequencing and Sub-assembly:    We operate nine facilities that offer material sequencing and sub-assembly services. Our sequencing service provides customers timely access to specified parts stored at our facilities during various points of the assembly line process at their plants. We deliver parts within time windows as short as 40 minutes from broadcast to point-of-use at the assembly line. We utilize our own inventory management software and error proofing processes to eliminate supply-related delays of our customers’ production processes. We also pre-assemble parts that we store on a customer’s behalf and deliver the pre-assembled units to the customer as they are needed, subject to strict quality control specifications of our customers. Sequencing and sub-assembly reduce our customer costs by shifting the retrieval and assembly of parts to our more cost-effective labor.

•

Material Handling and Consolidation:    We operate 10 facilities that offer material handling and consolidation services through customer-specific material processing and consolidation centers. At these facilities, we unload customers’ goods, which may also include materials in loose bulk form, from inbound collection routes. We inventory and sort goods before loading them onto outbound trucks or trains for delivery to the appropriate destinations with minimal or no storage. At materials processing centers, also called cross-docks, goods from one supplier may be distributed to outbound trucks and trains for delivery to multiple customer locations or goods from multiple suppliers may be aggregated onto an outbound truck or train for delivery to a single customer location. By accounting for goods at a cross-dock facility, we are able to provide advance notice to our customers and their suppliers if an order has not been properly filled by their supplier or staged by a supplier, or has been damaged during transit from a supplier. This is beneficial to our customers because it gives them time to react to potential supplier-related disruptions and to make necessary arrangements to ensure uninterrupted operations.

•

Central Materials Area (CMA) Operations:    We operate 12 facilities that offer CMA Operations. Our CMA Operations allow customers to take advantage of their ordering power to purchase large or bulk quantities of materials at discount prices without having to store the materials at their assembly plants. This improves space utilization and labor efficiency. At a CMA facility, which is usually located within 10 miles of a customer’s assembly plant, a customer’s material deliveries are received, sorted and stocked and later retrieved and transported to the assembly plant in smaller quantities according to the customer’s requests. In some instances, the labor and/or equipment necessary to operate the CMA facility may be provided by the customer, in which case we manage the operation.

•

Kitting and Repacking:    We perform kitting and repacking at 12 facilities. Our kitting service provides customers with a single container or “kit” of multiple parts required for a single assembly operation. By providing our customers “kitted” parts, we reduce their plants’ assembly time, because their line workers do not have to collect the individual parts before assembling them. Our repacking service involves repackaging vendor supplied parts, which often are shipped in large and unwieldy containers, into smaller containers which are more easily managed by an OEM customer. Customers will specify a target count or weight for the repacked parts in order to maintain a smaller, more consistent, package size reducing line-side parts presentation space.

•

Returnable Container Management (RCM):    We operate RCM centers at 13 facilities. For those RCM operations that service the three major domestic automotive manufacturers, over 103,000 returnable containers on average per day were processed during the first half of 2010. Many customers require their suppliers to ship parts to them in reusable containers whose standard package size, among other benefits, optimizes transportation and warehouse space, as well as line speed at the workflow insertion point. Our RCM service collects returnable containers from an assembly plant following the delivery of goods to the plant. Once at our facility, we sort the containers by type, unitize them into configurations established by the customer and stage the containers for return to the OEMs’ suppliers, which normally occurs when we collect the customer’s next scheduled shipment from the supplier. Our RCM business allows us to minimize the number of empty truckloads that we or our owner-operators might otherwise experience after delivering materials to our customers or before picking up materials from their suppliers.

Transportation Services

Our transportation services accounted for approximately 34.5% and 40.5% of our revenue for the fiscal year ended December 31, 2009 and the twenty-six weeks ended July 3, 2010, respectively. Through our subsidiaries, we operate dedicated transportation networks consisting of truckload, less-than-truckload, flatbed and other specialized operations that are designed to serve a customer’s various transportation needs and are closely integrated with the value-added services that we provide. We rely both on vehicles operated by owner-operators and company-owned vehicles operated by our employees. For the fiscal year ended December 31, 2009, the average length of haul of our transportation services, excluding routes of less than 50 miles, was 334 miles. We use an integrated, computerized dispatch / tracking / accounting system throughout our organization to support our transportation services.

•

Truckload Transportation:    Utilizing a significant base of owner-operated tractors as well as company-owned equipment, we operate dedicated truckload routes, which involve the point to point transport of materials from shipper to customer. However, on occasion, truckload routes may originate or terminate at one of our material handling facilities, thus giving us the opportunity to provide value-added services that link seamlessly with our transportation operations.

•

Local Collection Routes:    Our collection routes are dedicated, closed-loop routes in which we make multiple stops to a specific group of customers and shippers. These are scheduled routes, guaranteed by contractual agreements with the shipper, which utilize our transportation capacity.

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Shuttle Operations:    We deliver parts on a continuous, just-in-time basis from material handling facilities performing CMA operations and sequencing services to customers’ plants that are usually located within a few miles of the facility. These services are performed on a dedicated and expedited basis. We provide shuttle services from our facilities as well as the facilities of other 3PL providers. By contracting with our customers and working with other 3PL providers, we are able to expand our shuttle operations and develop relationships with both our customers and our competitors who may also represent prospective customers.

Our contracts for transportation services typically have a term of one year, which is customary for the automotive sector. Contracts are priced as if we are paid on a round-trip basis, eliminating the need for us to acquire customers with freight moving in opposing lanes in order to maintain utilization of our or our independent contractors’ equipment.

In addition to being a key component of our broad service offering and national operations, truckload transportation services also provide us with numerous cross-selling opportunities. Once we establish customer relationships through our transportation services, we have found that our customers see benefits in, and begin to use, many of our value-added services. This further enhances our relationship with the customer, integrating us into their supply chain and resulting in strong customer retention rates.

Specialized Services

In addition to our value-added services and transportation services, we also provide certain specialized services to our customers that accounted for approximately 9.9% and 9.6% of our total revenue for the fiscal year ended December 31, 2009 and the twenty-six weeks ended July 3, 2010, respectively. Each of our specialized services employs a non-asset based strategy, utilizing owner-operators and third-party providers.

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Air and Ocean Freight Forwarding:    We offer an array of premium ground, air and ocean services throughout North America and the world, arranging and managing shipments of our customers’ goods as an Indirect Air Carrier (IAC), an Ocean Transport Intermediary (OTI) and a Non-Vessel Operating Common Carrier (NVOCC). We utilize both direct and consolidated service options for all modes worldwide, typically on a door-to-door basis depending on selected origins/destinations. Direct shipments allow us to offer priority services for customers with time-sensitive or urgent needs. Consolidation services allow us to be able to achieve economies of scale with our line haul carriers resulting in cost savings which we then pass on to our customers. We currently maintain key relationships with most commercial and cargo (non-passenger) airlines, in addition to ocean steamship lines and ocean co-loaders.

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Point-to-point Expedited Ground Transportation: We also provide expedited direct shipment service to and from customer locations, utilizing owner-operators and third-party carriers. For the twenty-six weeks ended July 3, 2010, we utilized over 375 owner-operators and third-party carriers to satisfy our customers’ requirements. Customers using this service receive on-demand pick-up and delivery via ground or air for time-critical shipments.

Administration

We oversee most administrative functions related to our operations at our corporate headquarters in Warren, Michigan. The administrative functions undertaken at our corporate headquarters are primarily focused on providing support to our operating subsidiaries, such as creating work instructions for various operations at each facility, supervising strategic planning, accounting, billing and collections functions, overseeing contractor settlements, coordinating the management information systems used by our various facilities, and performing compliance, licensing, safety and risk management functions. We provide support to our operating subsidiaries using sophisticated, site-specific material management systems and vehicle tracking systems.

Information Technology

The advanced functionality of our proprietary and third-party information technology platform is a critical component of our broad service offering and exceptional customer service, including our ability to provide real-time responses to quality issues. Our multifaceted software tools and hardware platforms support seamless integration with the IT networks of our customers and vendors via electronic data exchange systems, thereby enhancing our relationships and our ability to effectively communicate with our customers and vendors. Our tools and platforms provide real-time, web-based visibility into the supply chain of our customers.

Our easy to use, proprietary Warehouse Management System (WMS) is customized to meet the needs of individual customers. It provides the ability to send our customers an advance shipping notice through a simple, web-based interface that can be used by a broad variety of vendors. Once a product is received at our warehouse, labels are scanned, validated against the original data the vendor entered into the web-based interface, and placed into inventory. An electronic material release instruction from the customer draws the product from the inventory, creates a bill of lading, a wireless scan into a specific trailer and automatically decreases stock level. This enables the company to clearly identify and communicate to the customer any vendor-related problems that may cause delays to the production line.

Our cross-dock and container return management applications automate the cycle of material receipt and empty container return. Vendor material is received at our dock via established transportation “milk runs,” wirelessly scanned at each step of the cross-dock process, and delivered into the customer facility for a “just-in-time” installation. At this point in the workflow, a previously delivered batch of containers (now empty) are recovered, processed and returned to the cross-dock for ultimate return to the original vendor.

Our proprietary and third-party transportation management system allows full operational control and visibility from dispatch to delivery, and from invoicing to receivables collections. It provides automated dispatch to our drivers’ hand-held devices, satellite tracking for quality control and electronic status broadcasts to customers when requested. Our international and domestic air freight and ocean forwarding services use similar systems with added functionalities for managing air and ocean freight transportation requirements. Regulatory requirements for national security compliance are built into our system. All of the above systems have customer-oriented web interfaces that allow for full shipment tracking and visibility, as well as for customer shipment input.

The network supporting these tools is built upon multiple layers of redundancy to ensure continuous, uninterrupted freight movement and handling operations. All time-sensitive operations have redundant data circuits, dual servers with data backup, battery backup devices to support all network equipment, and generators to support long-term outages. We believe that these tools improve our services and quality controls, strengthen our relationships with our customers, and enhance our value proposition.

Customers

We provide a comprehensive suite of logistics services to customers in the automotive, industrial products, aerospace, medical equipment, and technology sectors in the United States, Canada and Mexico. Most of our customers are large or middle-market corporations engaged in the design, manufacture and sale of higher value added products that involve long or complex in-bound supply chains or aftermarket distribution networks. We develop and deliver customized, customer-centric supply chain solutions from a broad portfolio of services, creating additional value for customers seeking a single point of contact for logistics solutions.

Beginning from our inception in 1992, we focused on integrating ourselves into the supply chain systems of large OEMs and Tier I suppliers in the North American automotive industry. Our emphasis on cost-savings, quality and responsiveness has resulted in enduring ongoing relationships with some of the world’s most recognizable automobile manufacturers, including Ford, General Motors and Chrysler. These relationships date almost to our inception, when we first began providing material handling services in connection with our customers’ strategy to increase outsourcing of non-core operating activities. As our service offering evolved and became more sophisticated, we added higher valued-added logistics services, such as sequencing and sub-assembly. Today, we operate the largest receiving and distribution centers for Ford and Chrysler. Prior to its corporate reorganization in 2009, we operated one of General Motor’s largest component sequencing centers, delivering inbound components within stringent assembly plant production schedules. During the fiscal year ended December 31, 2009, these top three customers collectively comprised approximately 71.8% of revenue.

In recent years, we have targeted other markets where we believe we can leverage the expertise we developed in the automotive sector. As a result, revenues from sectors outside of automotive grew from $22.4 million, or 7.5% of revenues, in 2007 to $26.5 million, or 14.9% of revenues, in 2009, a compound annual growth rate of 8.8% despite the difficult economic environment. Continuing this trend, revenues from new industry sectors comprised 18.9% of revenues for the twenty-six weeks ended July 3, 2010. Today, we provide logistics services to industry leaders including Case New Holland, Pratt & Whitney and Cummins Engine, which in the aggregate represent 8.7% of our revenues for the twenty-six weeks ended July 3, 2010. We provide services to approximately 353 customers in the United States, 14 customers in Canada and four customers in Mexico. We also deliver specialized services to an additional 45 international customers. These customers benefit from the high quality standards evidenced by our ISO 9001:2000 certification and other customer-specific awards.

Sales and Marketing

We market our logistics services through a direct sales and marketing network that is overseen by two senior managers, who divide responsibility for all activity in North America directed at either the automotive sector or to new target industry sectors. As of July 3, 2010, our sales team included nine enterprise sales representatives focused on selling our portfolio of logistics services to large customers in specific industry sectors, two sales professionals dedicated to our specialized services offerings, and four non-exclusive agents. Members of our enterprise sales team are compensated with competitive salaries and the opportunity to receive performance based bonuses. Our specialized services sales leads are generated by both direct sales outreach and a call center, which employs 12 personnel.

Our customer development efforts are primarily centered on direct approaches to targeted customers, where we design customized service packages after determining specific customer service requirements, or in response to a prospective customer’s request for a proposal to meet pre-established criteria. The duties of our senior management sales team include strategic and tactical planning, relationship management with major current and prospective customers, contract negotiations, sales support and training, operational support, and overall sales budgeting.

For target industry sectors outside the automotive industry, we also engage the services of a professional lead generation firm to develop and facilitate introductions to prospective new customers. To support our strategy of continued expansion to new industry verticals, we intend to continue to hire sales representatives and agents with established client relationships that we believe can be developed into new revenue opportunities. In addition to administrative support from our corporate headquarters, our sales team is also supported by project managers and supervisors within existing operations. These personnel, who are located at or near important customer operations, facilitate the submission of bids and assist in business development activities. Proprietary databases also provide useful information on customer transactions and program pricing, and help our salespersons to identify and develop new projects and customers.

Contract Management

We use a standard, company-wide contract approval process to evaluate, develop and price contracts for new logistics opportunities. This mandatory process includes an evaluation of pricing, financial return and risk assessment before sign off, and is led by our senior management team. Each new major contract opportunity can go through six distinct steps before a customer contract is executed and a new project launched: (1) inquiry, (2) entry into an automated project tracking system, (3) initial project review, (4) executive summary, (5) bid phase, and (6) negotiation and agreement. In our value-added services and transportation businesses, formal management sign-off must be obtained before negotiations are finalized, regardless of contract size.

Our largest customers typically award business at the conclusion of a competitive bidding process. During the bid phase of a prospective new business award, we assess the financial returns and potential risks inherent in a new project, as well as anticipated capital expenditure requirements and fit with our strategic goals. In our transportation services and a portion of our value-added services business, we price services and invoice customers based on levels of activity, which results in variable revenues based on actual demand. In our specialized services business, contracts are transactional in nature, and the resulting revenues are variable based on the level of overall demand.

A significant number of our value-added services contracts include a fixed price component that produces a stable revenue stream regardless of the volume of a customer’s supply chain activity. This pricing structure helps maintain the profitability of an operation and mitigates exposure to fixed facility and management costs, even when customer demand is volatile, which has been the case for our automotive customers in recent years. Consideration is also given to the management of potential exposure to the early termination of a multi-year agreement, where our negotiating objective is to establish some recourse. In contrast, transportation services contracts primarily stipulate charges based on the number of miles driven to complete dedicated, closed-loop routes, but may also include billing for fuel surcharges, loading and unloading activities and related services. Fees charged to customers by our specialized services operations are dictated by the specific mode of transportation chosen to forward or deliver freight on a shipment-by-shipment basis.

Through the life of a contract, we monitor our customers’ operating requirements and demand levels, and we review our revenue generation and operating profitability by operation to ensure that financial results meet the volume and margin targets established over the life of a new program at launch.

Facilities

Our corporate headquarters are located in Warren, Michigan. The building that serves as our corporate headquarters is the only real estate we own. The property, which we acquired in 2007 from a related party for $1.2 million, is subject to a mortgage granted to Fifth Third Bank.

As of July 3, 2010, we leased 21 operating and administrative facilities in various U.S. cities located in 12 states, in Brampton, Ontario, and in San Luis Potosí, Mexico. This includes 14 facilities approximately 100,000 square feet or larger at which we deliver value-added services, or which serve as destinations for selected transportation services. We also deliver services inside or linked to 11 facilities provided by customers. To support our asset-light business model, we generally try to coordinate the length of real estate leases with the end date of the related customer contract associated with such facility, or use month-to-month leases, in order to mitigate exposure to unrecovered lease costs. Our largest third-party lease relates to a 300,000 square foot building in Michigan, and it expires July 4, 2013.

Certain of our leased facilities are leased from related parties on either month-to-month or extended terms. For example, our specialized services operations are based in facilities leased from a related party and located in Romulus, Michigan, near Wayne County, Michigan’s “Detroit Metropolitan Airport.” For more information on these arrangements, see “Certain Relationships and Related Transactions.” We believe that the properties we lease from our affiliates are, in the aggregate, leased at market rates and are suitable for their purposes and adequate to meet our needs.

Equipment

We utilize a diverse fleet of tractors and trailers, as well as rolling-stock provided by owner-operators. The following table represents our company-operated fleet and owner-operator pool used to provide transportation and specialized services as of July 3, 2010.

Type of Equipment	Company-owned or Leased	Owner-Operator Provided	Total
Tractors	444	221	665
Yard Tractors	70	—	70
Trailers	1,718	—	1,718

Our transportation service capacity is augmented by our pool of owner-operators, which permit less direct investment and greater operational flexibility. Owner-operators own their tractors and are responsible for all expenses related to their vehicles, including fuel, physical damage insurance, maintenance, and debt service related to their tractors.

Competition

Competition within the logistics, supply chain management and freight forwarding industries is intense. Service delivery is fragmented among large, international vendors with broad service capabilities; among medium-sized, regional and niche sector players; and among both large and small transportation operators and freight forwarding brokers and agents. Logistics service providers compete on the basis of the following factors:

•	breadth of value-added and customized logistics services

•	price

•	sector expertise

•	successful track record of reliable operations

•	IT capabilities

We believe that companies in our industry must be able to provide their customers with integrated supply chain solutions that are international in scope and scale, and which leverage internet, broadband and radio frequency technologies to provide real-time inventory management data. Offering these capabilities, we ranked number 35 on the Transport Topics 2009 list of the top 50 logistics companies in the United States.

Our customers may choose not to outsource their logistics operations and, rather, to retain or restore such activities as their own, internal operations. In the automotive industry, though, we compete more frequently with a relatively small number of privately-owned firms or with subsidiaries of large public companies. These vendors have the scope and capabilities to provide the breadth of services required by the large and complex supply chains of automotive original equipment manufacturers. For our value-added services, we historically have competed for new business awards with CEVA Logistics, DHL Exel, Android, Ryder Logistics, syncreon, New Breed, Innovative Logistics (ILG) and Comprehensive Logistics. For transportation services, our automotive customers also will consider Penske and Averitt. Our niche specialized services business, which is positioned more as a transactional business, competes with a broader range of companies like Panther Expedited, Estes Worldwide Forwarding, Forward Air, Expeditors International, and UTi Worldwide.

We also encounter competition from regional and local third-party logistics providers, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members’ shipments to obtain lower freight rates, and internet-based freight exchanges. In addition, computer information and consulting firms, which traditionally operated outside of the supply chain management industry, have been expanding the scope of their services to include supply chain related activities. We believe it is becoming increasingly difficult for smaller or regional competitors or providers with a more limited service or information technology offering to compete, which we expect to result in further industry consolidation.

Employees

As of July 3, 2010, we employed approximately 1,575 people in the United States, Canada and Mexico. Of our total employees, 964 were employed in operations, 420 as drivers, and 191 in sales, management and administration. During the quarter ended July 3, 2010, we also engaged, on average, the full-time equivalency of 740 people on a contract basis.

As of July 3, 2010, approximately 726 of our employees were members of unions and subject to collective bargaining agreements. Certain of our customers require that our employees are union members at specific locations. Currently, we have eight collective bargaining agreements with three unions, including the United Auto Workers, the International Brotherhood of Teamsters, and the Transportation Communication Union. Substantially all of our unionized facilities in the United States have a separate agreement with the union that represents workers at such facilities, with each such agreement having an expiration date that is independent of other collective bargaining agreements. One such agreement expired on June 1, 2010 and has been extended to allow for negotiation of a new agreement that covers approximately 54 employees. None of the businesses in which we currently engage have experienced a material work stoppage, slow-down or strike, and we believe our relationship with our employees is good. We provide 401(k) retirement savings programs for our workers, but do not offer any defined benefit pension programs.

Insurance

Group health benefits have historically been, and are expected to remain, by far our most significant insurance cost. We provide group medical and dental insurance benefits to a substantial portion of our employees and we purchase insurance to cover the entire portion of such risks and maintain no deductible under the purchased insurance policies. In view of historical inflation that has affected the cost of group health insurance in the United States, we generally expect such costs to continue to increase in the future, despite recently enacted federal legislation, and we expect to attempt to offset such cost increases through a combination of price increases to our customers and additional cost-sharing with our employees.

We purchase insurance for workers’ compensation claims up to the statutory limits required by the respective states in which we operate, and as required by employment laws in Canada and Mexico. We believe our insurance coverage for such risks is comparable in terms of coverage and amount to other companies in our industry, and generally more favorable than our competitors as we maintain no deductible risk on such policies. Therefore, our financial statements are not subject to the risk of incorrectly estimating related financial reserves for open workers’ compensation claims.

Our customers and federal regulations generally require that we provide insurance for auto liability and general liability claims up to $1.0 million per occurrence. Accordingly, in the United States, we purchase such insurance from a licensed casualty insurance carrier providing a minimum $1.0 million of coverage for individual auto liability and general liability claims. The carrier is a related party. We are self-insured for auto and general liability claims above $1.0 million. In addition, we have established financial reserves for anticipated losses and expenses related to auto liability and general liability claims in the self-insured layer above $1.0 million per occurrence. These financial reserves are periodically evaluated and adjusted to reflect estimated exposures related to our open auto liability and general liability claims. In Mexico, our operations and investment in equipment are insured through an internationally recognized third-party insurance underwriter.

We typically self-insure for the risk of motor cargo liability claims associated with transportation service and for material handling claims resulting from our warehouse-based, value-added services operations. Accordingly, we establish financial reserves for anticipated losses and expenses related to motor cargo liability and material handling claims, and such reserves are periodically evaluated and adjusted to reflect our experience.

Insurance carriers have been raising premiums in recent years for many businesses, including logistic services companies. As a result, our future insurance costs could increase as a result of higher premiums, which could necessitate that we reduce our insurance coverage by assuming additional levels of risk with assumption of policy deductibles when our policies are renewed. We believe the ability of our labor relations group, together with our safety and loss prevention programs, will continue to help us manage our group benefit, casualty insurance and motor cargo liability and material handling claims costs.

Government Regulation

Our operations are regulated and licensed by various U.S. federal and state agencies, as well as comparable agencies in Canada and Mexico. Interstate motor carrier operations are subject to the broad regulatory powers and safety and insurance requirements prescribed by the Federal Motor Carrier Safety Administration (FMCSA), which is an agency of the U.S. Department of Transportation. Such matters as weight and equipment dimensions also are subject to United States federal and state regulation. We operate in the United States throughout the regions we serve under operating authority granted by the FMCSA. We are also subject to regulations relating to testing and specifications of transportation equipment and product handling requirements. In addition, our owner-operators must comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing.

Our international operations, which include facilities in Canada and Mexico and shipments managed by our specialized service operations, are impacted by a wide variety of U.S. government regulations and applicable international treaties. These include regulations of the U.S. Department of State, U.S. Department of Commerce, and the U.S. Department of Treasury. Regulations cover specific commodities, destinations and end-users. A certain portion of our specialized services operations is engaged in the arrangement of imported and exported freight. As such, we are subject to U.S. Customs regulations that include significant notice and registration requirements. In various Canadian provinces, we operate transportation services under authority granted by the Ministries of Transportation and Communications.

Transportation-related regulations are greatly affected by U.S. national security legislation and related regulations. We believe we are in substantial compliance with applicable material regulations and that the costs of regulatory compliance are an ordinary operating cost of our business.

Environmental

We are subject to various environmental laws and regulations applicable to the transportation industry and to operators of large facilities. Our operations can be subject to the risk of fuel spillage and any resultant environmental damage. If we are involved in a fuel spill or other accident involving hazardous substances or if we have been in violation of any such laws and regulations, we could be subject to substantial fines or penalties and to criminal and civil liability. We maintain applicable licenses required to transport and hold certain hazardous materials in the course of providing transportation services for our customers’ commodities.

Environmental laws and regulations, including those concerning the discharge of pollutants into the air and water, the handling, transport and disposal of, or exposure to, hazardous materials and wastes, the investigation and remediation of property contamination, and other aspects of environmental protection, are in effect wherever we operate and subject to frequent reinterpretation. As a low-level waste emitter, our current operations do not involve material costs to comply with such laws and regulations, and they have not given rise to, nor are they expected to give rise to, material liabilities under these laws and regulations for investigation or remediation of contamination.

Claims for environmental liabilities arising out of property contamination have been asserted against us and our predecessors from time to time. These claims have not resulted in a material liability to us. However, additional environmental claims, including those relating to any of our former operations, could arise and result in significant losses.

The transportation industry is one of the largest sources of “greenhouse gas” emissions. National and international laws and initiatives to reduce and mitigate the asserted effects of such emissions could significantly impact transportation modes and the economics of the transportation industry. Absent mitigating technologies or government policies, future environmental laws in this area could adversely affect our operating costs, business practices, and results of operations.

Legal Proceedings

A June 2006 automobile accident involving one of our subsidiaries resulted in multiple fatalities and injuries, and the filing of federal and state lawsuits. The federal lawsuits for multiple plaintiffs have been settled, and we have paid approximately $8.2 million as our share of those settlements. In the one remaining state court case for the one remaining plaintiff, Gibbs v. Albright, CTI, Pro-Logistics, et al. (Boone County, Missouri Circuit Court, filed July 2006), the defendants received and accepted a settlement offer from the plaintiff in 2008 providing for a full settlement against all parties for $3.5 million. Subsequently, the defendants moved to enforce the settlement and the trial judge ordered that the settlement be set aside. We have reserved the right to appeal that decision. The underlying case is now expected to be tried at the end of 2010. Plaintiff seeks monetary damages in an unspecified amount. We maintain a reserve of $1.4 million for our estimated loss in this case. If the damages resulting from the case are in excess of our reserve, it could have a material adverse effect on our results of operations.

We are a party to other litigation matters and claims that are normal in the course of our operations. While we believe that the ultimate outcomes of these matters will not have a material adverse effect on us, the outcomes of these matters are not determinable and negative outcomes may adversely affect our financial position, liquidity, cash flows or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of , 2010:

Name	Age	Position
H. E. “Scott” Wolfe	64	President, Chief Executive Officer, Treasurer and Director
David A. Crittenden	48	Chief Financial Officer
Michael D. Akkanen	62	Vice President — Sales and Marketing and Secretary
Matthew T. Moroun	37	Chairman of the Board of Directors
Manuel J. Moroun	82	Vice-Chairman of the Board of Directors

H. E. “Scott” Wolfe has been President and Treasurer of LINC, and its chief executive officer, since its formation in March 2002. He has been a director since July 2007. Mr. Wolfe led the development of Logistics Insight Corp., a wholly-owned subsidiary of LINC, and has been President and Treasurer of this subsidiary since its formation in 1992. In addition, Mr. Wolfe has had responsibility for the managerial oversight of the various other operating subsidiaries that constitute LINC, and he has served as an executive officer and a director for many of those entities, most of which were formed or acquired between 2002 and 2006. Before 1992, Mr. Wolfe was responsible for pricing and marketing at Central Transport International, Inc., a CenTra subsidiary. Earlier in his career, he was manager of inbound transportation at American Motors Corporation, where he established that company’s first corporate programs for logistics and transportation management. For 15 years, Mr. Wolfe was employed at General Motors, where he held various plant, divisional and corporate responsibilities. Mr. Wolfe has taught college courses in logistics and transportation management. His significant expertise with the asset-light logistics model, coupled with his personal leadership and experience in our formation and management, provide him with valuable insight into our business risks and opportunities.

David A. Crittenden has been the Chief Financial Officer of LINC since he joined the company in August 2006. Mr. Crittenden has also served since 2006 and 2007 as an executive officer and a director for several of the various operating subsidiaries that make up LINC. Before joining LINC in 2006, Mr. Crittenden served as Vice President of Corporate Finance and Assistant Treasurer of MSX International, Inc., a portfolio company of a Citicorp-related private equity firm that delivers a variety of business, product development and aftermarket services globally. Mr. Crittenden joined MSX International at its inception in 1997, following its spinout from MascoTech, Inc. (at the time, an NYSE-listed company), where he was responsible for various corporate development programs. Previously, Mr. Crittenden’s career involved extensive international experience in corporate development and finance. In addition, Mr. Crittenden holds a B.B.A. in finance and accounting and an M.B.A. in finance and strategic planning from The University of Michigan’s Ross School of Business and is a member of Financial Executives International.

Michael D. Akkanen has been Vice President of Sales and Marketing and Secretary of LINC since its formation in March 2002. From March 2002 to July 2007, Mr. Akkanen served as the sole director of LINC. Mr. Akkanen has also been Vice President, Secretary and a director of Logistics Insight Corp., a wholly-owned subsidiary of LINC, since its formation in 1992. In addition, Mr. Akkanen has had responsibility for the managerial oversight of the sales and marketing activities of the various operating subsidiaries that make up LINC, most of which were formed or acquired between 2002 and 2006, and he has served as an executive officer and a director for several of those entities.

Matthew T. Moroun has been Chairman of the Board of Directors of LINC since July 2007. Mr. Moroun has served as Vice Chairman and as a director of CenTra, Inc., a transportation holding company based in Warren, Michigan, since 1993. Mr. Moroun has also been a manager of Liberty Bell Agency, an insurance claims adjustment company, since 1994, and Chairman of the Board of DuraRock Reinsurance, Ltd., a reinsurance company, since 1995. Since 1996, Mr. Moroun has served as Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan, and its subsidiaries. Mr. Moroun has also served as a director of P.A.M. Transportation Services, Inc. (NASDAQ:PTSI) since May 1992 and Universal Truckload Services, Inc. (NASDAQ:UACL) since November 2004. Matthew T. Moroun is the son of Manuel J. Moroun. Mr. Moroun’s broad leadership experience at both public and private transportation and other companies provide him with a unique background to understand our industry and provide us strategic oversight while serving as a member and as the Chairman of our Board of Directors.

Manuel J. Moroun has been a director of LINC since July 2007. Mr. Moroun is the President and Chief Executive Officer of CenTra, Inc., a transportation holding company headquartered in Warren, Michigan. Mr. Moroun has been a principal stockholder and officer of CenTra and its predecessor companies since 1954, and its Chief Executive Officer since 1970. CenTra is one of the largest privately held transportation holding companies in the United States. Mr. Moroun has served as a director of P.A.M. Transportation Services, Inc. (NASDAQ:PTSI) since May 2002 and Universal Truckload Services, Inc. (NASDAQ:UACL) since November 2004. Manuel J. Moroun is the father of Matthew T. Moroun. With over 50 years experience in transportation focused business strategy, Mr. Moroun offers an important perspective and valuable insight to our corporate business strategy.

Board Structure

Our board of directors currently consists of three directors, none of whom is an “independent director” as defined under and required by the federal securities laws and the corporate governance rules of the NASDAQ Stock Market. All of our directors will stand for election at each annual meeting of our shareholders.

Upon completion of this offering, the Moroun family will continue to hold more than 50% of the voting power for the election of directors, and we intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of the NASDAQ Stock Market. Accordingly, we will not have a majority of “independent directors” on our board of directors nor will we have a compensation committee and a nominating and corporate governance committee composed entirely of “independent directors” as defined under the rules of the NASDAQ Stock Market. Further, compensation for our executives and selection of our director nominees will not be determined by a majority of “independent directors” as defined under the rules of the NASDAQ Stock Market. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and the NASDAQ Stock Market, which require that our audit committee be composed of at least three members, one of whom will be independent upon the consummation of this offering, a majority of whom will be independent within 90 days from the date of this prospectus and each of whom will be independent within one year from the date of this prospectus.

As long as we rely on the “controlled company” exemption, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance rules of the NASDAQ Stock Market.

Committees of the Board

Before the completion of this offering, the standing committees of our board of directors will consist of an audit committee and a compensation and stock option committee.

Audit Committee

We expect that the principal duties of our audit committee will be as follows:

•	to review and discuss with management the annual and quarterly financial statements, internal control reports, and other relevant reports submitted by the independent auditor;

•

to review with management and the independent auditor each Quarterly Report on Form 10-Q and recommend to the board of directors whether the financial statements should be included in the Annual Report on Form 10-K;

•	to review earnings press releases with management;

•	to select, evaluate, oversee, compensate, annually review the performance of and, when appropriate, replace the independent auditor;

•	to review any problems or difficulties that the independent auditor brings to its attention and management’s response thereto;

•

to discuss with the independent auditor all critical accounting policies and practices, all alternative treatments of financial information, material written communication between the independent auditor and management and the quality of our accounting principles;

•

to obtain and review, at least annually, an independent auditors’ report describing the independent auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review of the independent auditors or any inquiry by governmental authorities, and all relationships between us and the independent auditors;

•

to review and pre-approve both audit and nonaudit services to be provided by the independent auditor, and to engage in dialogue with the independent auditor regarding any services or relationships which might impact the independent auditors’ objectivity;

•	to review and approve related party transactions;

•	to establish and maintain procedures to receive, retain and treat complaints regarding accounting, internal accounting controls, or auditing matters;

•	to review the activities and qualifications of the internal audit function; and

•	to report periodically to our full board of directors with respect to any issues raised by the foregoing.

Before the completion of the offering, the audit committee of our board of directors will consist of at least three members, at least one of whom will be an independent director. Our board of directors will determine which member of our audit committee qualifies as an “audit committee financial expert” under SEC rules and regulations.

On August 19, 2010, our board of directors adopted a written charter for the audit committee, which will be available on our website at www.4linc.com upon completion of this offering.

Compensation and Stock Option Committee

We expect that the principal duties of the compensation and stock option committee will be as follows:

•	to determine, or recommend for determination by our board of directors, the compensation of our chief executive officer and other executive officers;

•	to establish, review and consider executive compensation policies and procedures;

•	to review and approve, or recommend to our board of directors for approval, any employment contracts or similar arrangement between the company and any executive officer of the company; and

•	to review, monitor, and make recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans.

Before the completion of the offering, the compensation and stock option committee of our board of directors will consist of at least two members. On August 19, 2010, our board of directors adopted a written charter for the compensation and stock option committee, which will be available on our website at www.4linc.com upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

We do not expect that any of our executive officers will serve, or will have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the heading “Certain Relationships and Related Transactions.”

Code of Business Conduct and Ethics

On August 19, 2010, our board of directors adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable rules and regulations of the SEC and the NASDAQ Stock Market. The Code of Business Conduct and Ethics will be available on our website at www.4linc.com upon completion of this offering.

Board Diversity

Our board of directors prefers a mix of background and experience among its members. The board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of board service to the Company.

Board Leadership Structure

The Company split the titles, roles and responsibilities of the Chairman of the Board and Chief Executive Officer. The Company and the board of directors believe that while the duties may be performed by the same person without consequence to either Company operations or stockholders’ interest, separation of duties allows the Chairman to focus more on active participation by the board of directors and oversight of management while the Chief Executive Officer is better able to focus on day-to-day operations of the Company.

Risk Assessment of Compensation Programs

We have conducted a review of our compensation programs, including our incentive compensation programs. We believe that our policies and practices are designed to reward individual performance based on our overall company performance and is aligned with the achievement of both long term and short term company goals. Our base salaries are consistent with similar positions at comparable companies and two components of our short-term incentive program, operating ratios and revenue growth, are directly tied to the overall success of the organization. Based on our review of our programs, including the above noted items, we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

COMPENSATION DISCUSSION AND ANALYSIS

The following is a discussion of the material elements of our compensation program as it relates to our Chief Executive Officer, Chief Financial Officer, and the other executive officer named in the Summary Compensation Table, whom we refer to as “named executive officers,” or NEOs. Our named executive officers for 2009 were Mr. Wolfe, who was our principal executive officer; Mr. Crittenden, who was our principal financial officer; and Mr. Akkanen, Vice President of Sales and Marketing. This discussion is intended to provide perspective to the tables and other narrative disclosures that follow it.

Compensation Objectives

The primary objectives of our NEO compensation programs are to attract, motivate and retain executives with exceptional abilities and to create incentive among those individuals to meet or exceed company and individual objectives. The objectives are designed to align the NEO’s incentives with the expectations of our shareholders, which are to increase the financial strength, competitive positioning and overall value of the company. The compensation programs are designed to reward those executives who successfully manage their respective area of the company in cooperation with employees and other executives. The relationship between individual objectives among our executives leads to a cohesive entity that will potentially meet or exceed overall goals as a result of having individuals meet their specific objectives. Compensation is paid or awarded to our NEOs through annual base salaries, discretionary bonuses, short-term incentive plan, long-term incentive plan and various perquisites, all of which are intended to be competitive with the compensation provided to executives of comparable public companies.

Role of Executive Officers in Compensation Decisions

Base salaries and incentive compensation are reviewed and adjusted on an annual basis after taking into account individual responsibilities, performance and expectations. Currently all base salaries and bonuses for our NEOs are determined by our Compensation and Stock Option Committee. Neither the Compensation and Stock Option Committee nor the board hired a compensation consultant with respect to 2009 compensation.

Annual Cash Compensation

In order to stay competitive with other companies in our peer group, we pay and expect to pay our NEOs commensurate with their experience and responsibilities. Cash compensation is divided between base salary, discretionary bonus and our planned short-term incentive plan.

Base Salary.    Each of our NEOs receives a base salary to compensate him for services performed during the year. Base salaries for our NEOs are established based on the scope of their responsibilities, their level of experience and expertise, and their abilities to lead and direct the company and achieve various financial and operational objectives. Our general compensation philosophy is to pay executive base salaries that are competitive with the salaries of executives in similar positions, with similar responsibilities, at comparable companies. We have not benchmarked our NEO base salaries against the base salaries at any particular company or group of companies. Base salaries are reviewed and adjusted by the Compensation and Stock Option Committee on an annual basis after taking into account individual responsibilities, performance and expectations. Base salaries for Mr. Wolfe and Mr. Crittenden are established by the terms of their employment agreements.

Discretionary Bonus.    The board of directors grants cash bonuses to our NEOs on a completely discretionary basis from time to time. These bonuses are intended to reward individual performances and our performance. This practice is consistent with our philosophy of supporting a performance-based environment and aligning the interests of management with the interests of shareholders. There is no predetermined criteria set by the board of directors.

Short-Term Incentive Compensation.    Awards are intended to provide executives with an opportunity to receive additional cash compensation, and are based on individual performance and our performance. This practice is consistent with our philosophy of supporting a performance-based environment and aligning the interests of management with the interests of the shareholders.

Our board of directors and shareholders are expected to approve an incentive compensation plan applicable to NEOs, under which our NEOs are eligible to earn annual cash bonuses for the 2010 calendar year based upon our consolidated financial results (as reported in our consolidated financial statements). The bonuses will be determined by our achievement of benchmark consolidated operating ratio and revenue growth for the applicable bonus year. The amount of the cash bonus can vary from 0% to 100% of base salary.

The calculation of the annual consolidated operating ratio and the annual increase in consolidated revenues will be subject to adjustment as determined by the board of directors to reflect extraordinary events such as an acquisition or a disposition of a line of business.

A bonus awarded to an NEO under the plan is generally payable in five equal annual installments, subject to the named executive officer’s continued employment on each payment date. The incentive compensation plan for NEOs is not intended to satisfy the requirements under Section 162(m) of the Internal Revenue Code and the rules and regulations promulgated thereunder) regarding the disqualification of payments made from deductibility under federal income tax law.

Long-Term Incentive Compensation.    Long-term incentive grants will be awarded to our NEOs as part of our overall compensation package and are provided through stock options or restricted stock granted under our Long-Term Incentive Plan. The stock options and restricted stock are consistent with our philosophy and represent an additional vehicle for aligning management’s interests with the interests of our shareholders. When determining the amount of long-term incentive grants to be awarded to our named executive officers, the Compensation and Stock Option Committee considers, among other factors, the business performance of the company, the responsibilities and performance of the executive, and the performance of our stock price. In 2009, the Compensation and Stock Option Committee did not grant any awards of long-term incentives to our named executive officers.

Perquisites and Other Personal Benefits.    Currently we provide modest executive benefits and perquisites to our NEOs. Perquisites consist of partial reimbursement of personal automobile expenses and personal club dues. Currently we do not have plans to change the levels of perquisites received, but continue to monitor them and may make adjustments in this form of compensation from time to time. Currently perquisites are not uniformly provided to the NEOs because there is no formal plan in existence that addresses them. Furthermore, it is likely that any future perquisite arrangements will continue to be provided on a discretionary basis.

The NEOs are also eligible to participate in other benefit plans, including a 401(k) plan, on the same terms as our other employees. As part of its ongoing review of executive compensation, we intend to periodically review the perquisites and other personal benefits provided to our NEOs and other key employees.

Potential Payments Upon Termination or Change in Control.    We have entered into employment agreements with certain of our named executive officers which provide severance payments under specified conditions. These severance payments are described below in the section entitled “Severance Agreements.” We feel that the inclusion of such provisions in executive employment agreements help us to attract and retain well-qualified executives, and are essential to our long-term success.

Tax and Accounting Implications

Deductibility of Executive Compensation.    Section 162(m) of the Internal Revenue Code limits the deductibility on our tax returns of compensation over $1.0 million to any of our NEOs. To date, we have not paid

“compensation” within the meaning of Section 162(m) to any of our executive officers in excess of $1.0 million, and management does not believe that we will do so in the near future. Therefore, we do not have a policy at this time regarding qualifying compensation paid to our executive officers for deductibility under Section 162(m). We will formulate such a policy if the compensation level for any executive approaches $1.0 million.

Summary Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2009 concerning the compensation of our chief executive officer, chief financial officer, and an executive officer:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
H. E. “Scott” Wolfe Chief Executive Officer	2009	329,814	—	—	—	—	—	18,265	(1)	348,079

David A. Crittenden Chief Financial Officer	2009	193,800	—	—	—	—	—	7,004	(2)	200,804

Michael D. Akkanen Vice President of Sales and Marketing	2009	214,122	—	—	—	—	—	18,396	(3)	232,518

(1)	Includes $10,890 in car allowance for lease of an automobile from a related party and $7,375 in dues associated with a club membership.

(2)	Includes $6,324 in car allowance for lease of an automobile from a related party and $680 related to professional association fees reimbursed by the Company.

(3)	Includes $12,384 in car allowance for lease of an automobile from a related party and $6,012 in dues associated with a club membership.

Employment Agreements

H. E. “Scott” Wolfe

We are party to an employment agreement with H. E. “Scott” Wolfe, our President, Chief Executive Officer and member of our Board of Directors that was entered into on May 29, 2007. The agreement provides for an initial base salary of $300,000 per year, and increases $25,000 on May 29 of each year, and which is subject to future increases at the discretion of our board of directors. In addition, Mr. Wolfe is eligible to receive a discretionary bonus and other incentive compensation as approved by our board of directors or Compensation and Stock Option Committee from time to time. Mr. Wolfe is entitled to the fringe benefits that we provide to our employees in the normal course of business. We also reimburse Mr. Wolfe for all reasonable and necessary business expenses, subject to our business expense policies in effect from time to time.

The term of the employment agreement is set to expire on May 29, 2014, unless Mr. Wolfe’s employment relationship is terminated on an earlier date. The employment agreement will terminate upon the expiration of the term unless otherwise agreed to by the parties in writing.

Mr. Wolfe’s employment will immediately terminate (1) upon death or (2) for just cause, which includes: conviction of a crime, moral turpitude, gross negligence in the performance of duties, intentional failure to perform duties, insubordination or dishonesty. His employment may be terminated due to his medical disability (as described in the employment agreement).

Upon the termination of Mr. Wolfe’s employment agreement, we have the right to retain him as an independent consultant under an exclusive consulting contract.

David A. Crittenden

We are party to an employment agreement with David A. Crittenden, our Vice President and Chief Financial Officer that was entered into on August     , 2010. The agreement provides for a base salary of $190,600 per year, and is subject to future increases at the discretion of our board or directors or Compensation and Stock Option Committee. In addition, Mr. Crittenden is eligible to receive a discretionary bonus and other incentive compensation as approved by our board of directors or Compensation and Stock Option Committee from time to time. Mr. Crittenden is entitled to the fringe benefits that we provide to our employees in the normal course of business. We also reimburse Mr. Crittenden for all reasonable and necessary business expenses, subject to our business expense policies in effect from time to time.

Mr. Crittenden’s employment will immediately terminate (1) upon death or (2) for just cause, which includes: conviction of a crime, moral turpitude, gross negligence in the performance of duties, intentional failure to perform duties, insubordination or dishonesty. His employment may be terminated due to his medical disability (as described in the employment agreement).

Upon the termination of Mr. Crittenden’s employment agreement, we have the right to retain him as an independent consultant under an exclusive consulting contract.

Michael D. Akkanen

We have not entered into an employment agreement with Mr. Akkanen.

Severance Arrangements

The information below describes certain compensation and benefits to which our named executive officers are entitled in the event their employment is terminated under certain circumstances. See the table at the end of this section for the amount of compensation and benefits that would have become payable under existing contractual arrangements assuming a termination of employment had occurred on December 31, 2009, given the named executive officers’ compensation and service levels as of such date. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Mr. Wolfe.    Pursuant to his employment agreement, if we terminate Mr. Wolfe without cause, as defined in his employment agreement, he will continue to receive his then-current salary, benefits and any earned but unpaid bonus for a period of twelve months. If we terminate him due to a medical disability which renders him unable to perform the essential functions of his employment, his then-current compensation shall be continued for one year from the date of his disability. Mr. Wolfe has agreed not to compete with us for a one-year period following the end of his employment with us.

Mr. Crittenden.    Pursuant to his employment agreement, if we terminate Mr. Crittenden without cause, as defined in his employment agreement, he will continue to receive his then-current salary and benefits for a period of six months. In addition, any deferred bonus owed to Mr. Crittenden in the calendar year of the termination will be paid. Mr. Crittenden’s employment agreement does not require us to make termination payments if we terminate him due to a medical disability which renders him unable to perform the essential functions of his employment. Mr. Crittenden has agreed not to compete with us for a one-year period following the end of his employment with us.

The table below sets forth the estimated value of the potential payments to each of the named executive officers, assuming the executive’s employment had terminated on December 31, 2009. These figures are based on the employment agreements in effect on December 31, 2009.

	Termination Payments Not In Connection with a Change of Control
Name	Termination without cause(1)	Termination due to medical disability	Termination due to death

H.E. “Scott” Wolfe
Severance	$664,583	$664,583	$0
David A. Crittenden
Severance	$121,300	$0	$0

(1)	In addition to the provisions regarding a termination without cause described above and reflected in this table, pursuant to Messrs. Wolfe’s and Crittenden’s employment agreements, upon three months written notice each NEO has the right to terminate his employment relationship with us. Upon receipt of such notice we have the right to immediately terminate the NEO. In the event of the NEO’s immediate termination, he is entitled to receive his base salary and benefits for the three-month period following his termination.

Non-Cash Equity Awards

On August 19, 2010, our board of directors adopted and our stockholders approved, the Long-Term Incentive Plan. Immediately subsequent to effectiveness of this offering, the Compensation and Stock Option Committee will grant awards to NEOs pursuant to the plan. The following table includes the restricted stock awards and options to be granted to the NEOs.

Name and Principal Position	Restricted Stock(1)	Options(1)
H.E. “Scott” Wolfe
Chief Executive Officer
David A. Crittenden
Chief Financial Officer
Michael D. Akkanen
Vice President of Sales and Marketing

(1)	20% of the award vests immediately upon the grant date, and an additional 20% will vest on the 1st, 2nd, 3rd and 4th anniversaries of the grant date. Any unvested portion of the award will fully vest immediately upon the NEO’s retirement after attaining age 65 or upon the NEO’s termination without cause or due to death or disability.

For a description of the material terms of our Long-Term Incentive Plan, see “ — Long-Term Incentive Plan” below.

Long-Term Incentive Plan

The following is a summary of the material terms of the Long-Term Incentive Plan. For more information, we refer you to the full text of the Long-Term Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Our board of directors has adopted and our shareholders have approved the Long-Term Incentive Plan. The Long-Term Incentive Plan authorizes the grant of stock-based awards, including stock options, restricted stock bonuses, restricted stock purchase rights, stock appreciation rights, phantom stock units, restricted stock units, performance share bonuses and performance share units, to our employees, directors and consultants.

A total of [                    ] shares of common stock have been reserved for issuance under the Long-Term Incentive Plan. Shares of common stock covered by awards that expire, terminate, lapse, are reacquired by us prior to vesting or are redeemed for cash rather than shares will again be available for grant under the Long-Term Incentive Plan. No employee may be granted options or stock appreciation rights covering more than [                    ] shares during any fiscal year.

The number of shares issued or reserved pursuant to the Long-Term Incentive Plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in common stock; further, our board of directors may adjust outstanding awards to preserve the awards’ benefits or potential benefits.

Administration.    The Long-Term Incentive Plan is administered by our Compensation and Stock Option Committee, which may delegate its duties and powers in whole or in part. The Compensation and Stock Option Committee has the authority to designate participants in the Long-Term Incentive Plan; determine the type(s), number, terms and conditions of awards, as well as the timing and manner of grant; interpret the Long-Term Incentive Plan; establish, adopt or revise any rules and regulations to administer the Long-Term Incentive Plan; and make all other decisions and determinations that may be required under the Long-Term Incentive Plan.

Options.    Nonstatutory stock options must have an exercise price that is at least equal to 85% of the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by payment of the exercise price (1) in cash, (2) according to a deferred payment or similar arrangement (except for executive officers and directors to the extent that such loans are prohibited under Section 402 of the Sarbanes-Oxley Act of 2002), (3) pursuant to a “same day sale” program, (4) by the surrender of a number of shares of common stock already owned by the option holder with a fair market value equal to the exercise price or (5) by a combination of these means. In the event of the option holder’s termination, the option holder will generally have a period of time specified in the option holder’s agreement to exercise his/her vested options, but in all cases, the option must be exercised before the expiration of its term. The options will vest immediately upon the option holder’s termination without cause or termination due to his or her death or disability. Generally, options will have a term of ten years.

Restricted Stock Awards.    The board may award restricted stock bonuses in consideration for past services rendered. The board also may award restricted stock units, which entitle the participant to receive one share of common stock per unit at the time the unit vests, unless deferred pursuant to a participant’s election. For both restricted stock bonuses and units, vesting will generally be based on the participant’s continued service. In the event a participant’s service is terminated for cause, any or all unvested restricted stock awards as of the date of termination will be subject to forfeiture or our reacquisition. In the event a participant retires after attaining age 65 or his or her service is terminated without cause or due to death or disability, the participant’s unvested restricted stock awards will immediately vest. The Compensation and Stock Option Committee has discretion to accelerate the vesting of restricted stock awards at any time it deems appropriate.

Stock Appreciation Rights.    The board may grant stock appreciation rights independent of or in connection with an option. The base price per share of a stock appreciation right may be no less than 85% of the fair market value of the common stock on the date of the grant. Generally, each stock appreciation right will entitle a participant upon redemption to an amount equal to (1) the excess of (a) the fair market value on the redemption date of one share of common stock over (b) the base price, times (2) the number of shares of common stock covered by the stock appreciation right. To the extent a stock appreciation right is granted concurrently with an option, the redemption of the stock appreciation right will proportionately reduce the number of shares of common stock subject to the concurrently granted option. Payment shall be made in common stock or in cash, or a combination of both, as determined by the board of directors.

Transferability.    Unless otherwise determined by our board of directors or provided for in a written agreement evidencing an award, awards granted under the Long-Term Incentive Plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control.    In the event of a change of control (as defined in the Long-Term Incentive Plan) other than dissolution, and if the surviving entity refuses to assume or continue outstanding awards, or substitute similar awards, the board of directors may provide for the (1) assumption or continuation of any stock awards outstanding under the plan, (2) payment in exchange for the cancellation of an award or (3) termination of an award upon the consummation of the change of control, but only if the participant has been permitted to exercise or redeem an option or stock appreciation right prior to the change of control. Furthermore, the board of directors may provide for the acceleration of exercisability and/or vesting of an award at any time. In the event of the dissolution or liquidation of LINC Logistics Company, all outstanding awards will terminate immediately prior to such event.

Amendment and Termination.    The board of directors may amend, suspend, or terminate the Long-Term Incentive Plan in any respect at any time, but no amendment may materially impair any of the rights of a participant under any awards previously granted, without his or her consent. No amendment of the Long-Term Incentive Plan will be effective unless approved by our shareholders to the extent such approval is necessary under applicable law, regulation or securities exchange listing requirement.

Federal Income Tax Consequences of Nonstatutory Stock Options Under the Long-Term Incentive Plan.    When a nonstatutory stock option is granted, there are no income tax consequences for the option holder or us. When a nonstatutory stock option is exercised, in general, the option holder recognizes ordinary income equal to the excess of the fair market value of the common stock on the date of exercise over the option price. We are entitled to a deduction equal to the ordinary income recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

Director Compensation

For the fiscal year ended December 31, 2009, none of our directors received compensation.

Before the offering, we expect to adopt a director compensation policy under which our Chairman will receive an annual cash retainer of $             and each other non-employee director will receive an annual cash retainer of $10,000. Our directors also will receive an additional payment of $500 per meeting of the board or board committee attended, up to a maximum of $1,000 per day. The chairman of the audit committee will receive an additional annual cash retainer of $2,000, and the chairmen of all other committees will receive additional annual cash retainers of $2,000.

We also reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors. Our employee directors do not receive any fees for attendance at meetings or for their service on our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Spin-Off Transaction

On December 31, 2006, CenTra, a corporation owned by our current shareholders, distributed all of our shares to Matthew T. Moroun and a trust controlled by Manuel J. Moroun, our current shareholders. CenTra received a private letter ruling from the IRS dated December 26, 2006 that this spin-off of our shares by CenTra would qualify as a tax-free distribution for which no gain or loss would be recognized by CenTra or its stockholders for federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code. On September 14, 2007, the IRS, CenTra and we entered into a Closing Agreement on Final Determination Covering Specific Matters in which the IRS found that the facts and circumstances at the time of the spin-off had been shown to be sufficiently consistent with the representations made to the IRS in the private letter ruling. We also entered into the tax separation agreement with CenTra described below under which CenTra will indemnify us from all tax liabilities related to the spin-off, except those caused by our taking certain post spin-off prohibited actions enumerated in the tax separation agreement.

Tax Separation Agreement

To allocate the responsibilities for pre-spin-off tax liabilities of CenTra and us and to address other tax matters, we entered into a tax separation agreement with CenTra on December 31, 2006. Under the terms of the agreement, CenTra agreed to indemnify us from any liability for income taxes relating to the CenTra consolidated group for any taxable period ending on or before December 31, 2006, other than taxes specifically allocable to us based on the amount of taxes we would otherwise owe based on our taxable income, computed as if we filed a separate consolidated return, and, except as described below, taxes resulting from the spin-off. We agreed to indemnify CenTra from all liability for federal income taxes allocable to us as described above and all other taxes for any taxable period ending on or before December 31, 2006, other than transfer taxes related to the spin-off. We also agreed to indemnify CenTra for all taxes of us and our subsidiaries for any taxable period, or portion thereof, ending after December 31, 2006.

The tax separation agreement also addresses other tax-related matters, including refunds, the preparation and filing of tax returns, and tax contests. CenTra prepared and filed all income tax returns of its businesses, including our business, for all periods ending on or before December 31, 2006. We prepared and filed all tax returns relating to our other taxes for all periods ending on or before December 31, 2006, and all tax returns for periods commencing after December 31, 2006.

Under the tax separation agreement, in January 2007, we paid an aggregate $3.0 million to CenTra for the remaining portion of our estimated federal tax obligations for fiscal year 2006 of which $2.1 million was repaid in connection with U.S. federal income tax credits due back to us resulting from the finalization of CenTra’s 2005 and 2006 consolidated tax returns.

S-Corporation Revocation, Tax Allocation and Indemnification

We expect to enter into an S-Corporation Revocation, Tax Allocation and Indemnification Agreement with Matthew T. Moroun and a trust controlled by Manuel J. Moroun, our only shareholders of record during the period in which we elected to be treated as an S-corporation, on the date of the revocation of the election to be treated as an S-corporation pursuant to Section 1362(d)(1) of the Internal Revenue Code. Under the terms of the agreement, we will generally indemnify such shareholders for income tax liabilities relating to the period after the revocation of our election to be treated as an S-corporation. This agreement also is expected to address other tax-related matters between us and such shareholders, including tax refunds, control of tax proceedings, and cooperation among the parties.

Registration Rights Agreement

Under a registration rights agreement we intend to enter into with Matthew T. Moroun and a trust controlled by Manuel J. Moroun in connection with this offering, we will grant piggyback registration rights to Matthew T. Moroun and a trust controlled by Manuel J. Moroun and their transferees.

As a result of these registration rights, if we propose after this offering to register any of our securities, other than a registration on Form S-8 relating to our employee benefit plans or a corporate reorganization or other transaction under Rule 145 of the Securities Act and registered on Form S-4, whether or not the registration is for our own account, we are required to give each of our shareholders that is party to the registration rights agreement the opportunity to participate, or “piggyback,” in the registration. If a piggyback registration is underwritten and the managing underwriter advises us that marketing factors require a limitation on the number of shares to be underwritten, priority of inclusion in the piggyback registration generally is such that we receive first priority with respect to the shares we are issuing and selling.

The registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the offering. We generally are required to pay the registration expenses in connection with piggyback registrations.

Services Agreement

CenTra historically provided several services to us along with its other operating subsidiaries, including treasury, legal, human resources, information technology and tax services. Before December 31, 2006, CenTra allocated a portion of its operating costs to us and its other subsidiaries based upon its estimate of the services utilized by each entity. The costs allocated to us consisted of a portion of CenTra’s salaries, wages and fringe benefits paid to its senior management, treasury management staff, human resources department, legal department, selected compliance staff and tax department, all of which were utilized by us. Also, before February 12, 2007, our headquarters were located in CenTra’s corporate headquarters facility.

In February 2007, we moved from CenTra’s headquarters and into our corporate headquarters facility in Warren, Michigan. Additionally, in early 2007, we established our own treasury management functions. In connection with the spin-off on December 31, 2006 and our headquarters’ relocation, we entered into a services agreement dated as of December 31, 2006 with CenTra to retain access to selected administrative support and information technology services historically provided to us by CenTra. Under the services agreement, we pay CenTra a reasonable amount for the services provided not to exceed the cost of such services that would be charged by third party providers dealing with us on an arm’s-length basis and can reduce the level of administrative services without penalty at our option. CenTra is not obligated to provide substantial additional services beyond the level in effect at December 31, 2006, nor to provide services at less than its cost of performance. The agreement provides that it will remain in effect until terminated by either party by giving 90 days prior notice. We have no current plans to terminate the agreement or substantially modify the services provided by CenTra, and we are not aware of any such plans to do so by CenTra. Administrative support services related to this agreement totaled $0.5 million, $1.1 million and $0.9 million in 2007, 2008 and 2009, respectively, and $0.4 million for the twenty-six weeks ended July 3, 2010.

We provided truck fueling and maintenance services to CenTra in the amount of $2.3 million, $2.3 million, and $1.1 million in 2007, 2008 and 2009, respectively, and $0.3 million for the twenty-six weeks ended July 3, 2010. As needed, CenTra provides similar services to us in locations that are geographically remote from our facilities. Costs for these services provided by CenTra were $3.0 million, $3.8 million, $2.7 million for 2007, 2008, 2009 and $2.3 million for the twenty-six weeks ended July 3, 2010. Under our services agreement with CenTra, charges are billed when incurred, paid on a routine basis, and reflect actual labor utilization, cost of repair parts and purchase of fuel.

Other Arrangements with Related Parties

In connection with international business conducted as part of our transportation services, we cross the Ambassador Bridge between Detroit, Michigan and Windsor, Ontario and pay tolls and other fees to Detroit International Bridge Company and certain related entities, which are controlled by our current stockholders, Matthew T. Moroun and Manuel J. Moroun. Other administrative support services included these costs and totaled $0.3 million, $0.6 million and $0.4 million in 2007, 2008 and 2009, respectively, and $0.3 million for the twenty-six weeks ended July 3, 2010.

We currently lease 14 facilities from Crown Enterprises, Inc., a property development and management company that is a subsidiary of CenTra, and certain other entities controlled by our shareholders. This includes nine properties leased on a month-to-month basis and five properties leased pursuant to long-term leases. Total facilities leased from these parties represent approximately 1.0 million square feet of warehouse and under-roof dock space utilized by our dedicated warehouse and freight distribution operations. In the aggregate, we paid these parties approximately $8.8 million, $8.2 million and $8.2 million for 2007, 2008 and 2009, respectively, and $4.6 million for the twenty-six weeks ended July 3, 2010. We believe that the amounts charged by these parties for the rental of buildings are in the aggregate substantially similar to amounts charged by such parties to unaffiliated companies where applicable.

We have provided and will continue to provide selected logistics, dedicated transportation and expediting services to CenTra and related companies in the ordinary course of our business. We charge CenTra for these services at rates commensurate to the rates that we would charge unrelated companies. On an ad hoc basis, CenTra may engage us to expedite or forward freight in response to an unanticipated shipping requirement. In such cases, our transportation, expediting and freight forwarding services are believed to be on an arm’s-length basis at “best customer” prices and billed in accordance with normal practices. Revenues derived from such logistics and transportation services totaled $0.5 million, $0.1 million, and $0.2 million for 2007, 2008 and 2009, respectively, and $0.2 million for the twenty-six weeks ended July 3, 2010.

We have contracted for transportation services from CenTra and its subsidiaries to satisfy specific purchase orders and customer contracts. We paid approximately $0.1 million, $0.1 million and $23,000 to CenTra and its subsidiaries for 2007, 2008 and 2009, respectively, and approximately $48,000 for the twenty-six weeks ended July 3, 2010.

Our operating subsidiaries have historically purchased all of their U.S. employee health care benefits program and auto liability, workers’ compensation and general liability insurance from Cherokee Insurance Company, a licensed insurance carrier that is owned by Matthew T. Moroun and Manuel J. Moroun. This insurance carrier also acts as claims adjuster in connection with these policies and administers our 401(k) defined contribution plans. We paid Cherokee Insurance Company $20.9 million, $19.9 million and $13.9 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $7.6 million for the twenty-six weeks ended July 3, 2010.

Matthew T. Moroun, a director and stockholder of CenTra and of us, is a director and the largest stockholder of P.A.M. Transportation Services, Inc., or PAM, a publicly held company. As of July 3, 2010, Matthew T. Moroun beneficially owned approximately 50.1% of the common stock of PAM. PAM has provided certain transportation services to us. PAM provided long-haul truckload services to us of $0.8 million and $1.0 million for 2009 and the twenty-six weeks ended July 3, 2010, respectively. Should the need arise, we may contract with PAM to fulfill future customer requirements on commercially reasonable terms. Additionally, we paid PAM approximately $78,000 in 2009 and approximately $23,000 in the twenty-six weeks ended July 3, 2010 for a facility lease in Laredo, Texas. Furthermore, we paid PAM approximately $68,000 for leased equipment and approximately $40,000 for maintenance services for the twenty-six weeks ended July 3, 2010.

Matthew T. Moroun and Manuel J. Moroun, each a director and beneficial stockholder of CenTra and of us, are directors and the largest shareholders of Universal Truckload Services, Inc., or Universal, which is a publicly held company. As of July 3, 2010, Matthew T. Moroun beneficially owned approximately 31.6%, and Manuel J. Moroun beneficially owned approximately 31.1%, of the outstanding common stock of Universal. Although we have not used Universal’s full truckload services during 2007, 2008, or 2009, should the need arise, we may contract with Universal to fulfill future customer requirements on commercially reasonable terms.

In February 2007, we purchased our corporate headquarters building in Warren, Michigan from Universal for an aggregate of $1.2 million. In October 2009, we purchased seven used trailers from Universal for an aggregate of approximately $42,000.

On November 15, 2007, we and our subsidiary, Logistics Insight Corporation, loaned an aggregate of $6.0 million to CenTra. During the year ended December 31, 2009, outstanding promissory notes accrued interest at 3.5% per annum. Aggregate interest income on the notes totaled $0.4 million and $0.1 million for 2008 and 2009, respectively. Principal amounts due to us as of December 31, 2008 and 2009, were $5.0 million and $4.5 million, respectively. The final note was paid in full on July 2, 2010.

Accounts receivable due from affiliates totaling $0.2 million as of July 3, 2010, reflects revenues from delivery of fuel, maintenance and other services.

Review, Approval or Ratification of Transactions with Related Parties

We expect that before the completion of this offering, our board of directors will adopt a policy regarding transactions between us and any related party, in which such related party will have a direct or indirect material interest. That policy will prohibit related party transactions, as determined in accordance with paragraph (a) of Item 404 of Regulation S-K, unless the transaction has been approved or ratified by the board of directors or any committee of the board consisting exclusively of at least three disinterested directors.

PRINCIPAL SHAREHOLDERS

The table below sets forth the number of shares of our common stock beneficially owned and the percentage ownership of our common stock, based on           shares of common stock outstanding as of                         , 2010, for the following persons:

•	each person that beneficially owns 5% or more of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Except as otherwise noted below, the address for each person listed on the table is c/o LINC Logistics Company, 11355 Stephens Road, Warren, Michigan 48089. Beneficial ownership is determined in accordance with the federal securities rules that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. In computing the number of shares beneficially owned by a person or group and the percentage ownership of that person or group, shares subject to options or warrants held by that person or member of that group that are or will become exercisable within 60 days are deemed outstanding, although the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
	Number	Percent	Number	Percent(1)
5% or Greater Beneficial Owners:
Matthew T. Moroun(2)		50.3%			%
Manuel J. Moroun(2)(3)		49.7%			%
Executive Officers and Directors (other than 5% or greater beneficial owners):
H. E. “Scott” Wolfe				—
David A. Crittenden				—
Michael D. Akkanen				—
All directors and executive officers as a group (seven persons)		100%

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Matthew T. Moroun is the son of Manuel J. Moroun, and each of them is a director. Matthew T. Moroun and Manuel J. Moroun, in his capacity as trustee of the Manuel J. Moroun Revocable Trust U/A 3/27/77, as amended and restated on December 22, 2004, have agreed to vote their shares as a group. The table above reflects the number of shares held of record by each of them. Each of Matthew T. Moroun and Manuel J. Moroun, in his capacity as trustee of the aforementioned trust, disclaim beneficial ownership of the shares held of record by the other.

(3)	Consists of shares held of record for the benefit of Manuel J. Moroun by the Manuel J. Moroun Revocable Trust U/A 3/27/77, as amended and restated on December 22, 2004. Manuel J. Moroun, as trustee, has sole voting and investment power over such shares.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and the provisions of our articles of incorporation and bylaws. It also summarizes relevant provisions of the Michigan Business Corporation Act, which we refer to as Michigan law. Since the terms of our articles of incorporation, bylaws and Michigan law are more detailed than the general information provided below, we urge you to read the actual provisions of those documents and Michigan law. The following summary of our capital stock is subject in all respects to Michigan law, our articles of incorporation and our bylaws. If you would like to read our articles of incorporation or bylaws, these documents are on file with the SEC, as described under the heading “Where You Can Find More Information.”

General

The authorized capital stock of our company currently consists of              shares of common stock, no par value and                              shares of preferred stock, no par value. As of                     , 2010, there were                  shares of our common stock outstanding.

Common Stock

Voting Rights.    Each holder of our stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of our common stock have no cumulative voting rights.

Dividends.    Holders of our common stock are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of our preferred stock and the availability under Michigan law of sufficient funds to pay dividends.

Liquidation Rights.    If we are dissolved, our common shareholders will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of our preferred stock.

Preemptive and Other Rights.    Holders of our common stock have no preemptive rights to purchase or subscribe for any of our stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Transfer Agent.    The transfer agent and registrar for our common stock is                     .

Preferred Stock

We anticipate that, before completion of the offering, our board of directors will be authorized to issue shares of our preferred stock at any time, without shareholder approval. It will have the authority to determine all aspects of those shares, including the following:

•	the designation and number of shares;

•	the dividend rate and preferences, if any, which dividends on that series of preferred stock will have compared to any other class or series of our capital stock;

•	the voting rights, if any;

•	the conversion or exchange privileges, if any, applicable to that series;

•	the redemption price or prices and the other terms of redemption, if any, applicable to that series; and

•	any purchase, retirement or sinking fund provisions applicable to that series.

Any of these terms could have an adverse effect on the availability of earnings for distribution to the holders of our common stock or for other corporate purposes.

Provisions That May Discourage Takeovers

Michigan law and our bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive shareholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. The following description is subject in its entirety to applicable Michigan law and our articles of incorporation and bylaws.

Ownership of Controlling Shares by the Moroun Family.    Upon the completion of this offering, Matthew T. Moroun and a trust controlled by Manuel J. Moroun, his father, will own in the aggregate              shares, or     %, of the shares of our common stock. Ownership of this block of shares by the Moroun family could render it more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise and possibly deprive other shareholders of an opportunity to sell their shares at prices higher than the prevailing market prices.

Availability of Authorized but Unissued Shares.    A substantial amount of our common stock is, and after the offering will continue to be, authorized but unissued and not reserved for any particular purpose. Similarly, upon the filing of our amended and restated articles of incorporation before completion of the offering, we expect that all of our shares of preferred stock will be authorized but unissued and not reserved for any particular purpose. Our board of directors will have the authority to issue shares of authorized common or preferred stock without shareholder approval. If our board of directors decides to issue shares to persons friendly to current management, this could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of us, including dilution through a shareholder rights plan of the type commonly known as a “poison pill,” which the board of directors could adopt without a shareholder vote.

Issuance of Preferred Stock.    In addition, our board of directors could issue preferred shares having voting rights that adversely affect the voting power of our common shareholders, which could have the effect of delaying, deferring or impeding a change in control of our company.

No Cumulative Voting.    Under Michigan law, shareholders do not have cumulative voting rights for the election of directors unless the articles of incorporation so provide. Our articles of incorporation do not provide for cumulative voting.

Limitations on Nomination of Directors.    Under our bylaws, in order for a shareholder to nominate a candidate for director, notice of the nomination must be given to us not earlier than 90 calendar days nor more than 120 calendar days in advance of the date our proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, the shareholder’s notice must be received by us not later than the close of business on the tenth day following the day on which on which such notice of the meeting was mailed or public announcement of the date of the meeting is first made. The shareholder submitting the notice of nomination must describe various matters as specified in our bylaws, including the name, age and address of each proposed nominee, his or her occupation, the number of shares held by the nominee and any other information that would be required under SEC rules in a proxy statement soliciting proxies for the election of the nominee.

Limitation on Calling Special Meetings of Shareholders.    Michigan law allows the board of directors or officers, directors or shareholders authorized in our bylaws to call special meetings of shareholders. Our bylaws provide that a special meeting may be called by our board of directors, the Chairman of the Board or President, and shall be called by the President or Secretary at the request of shareholders holding a majority of the shares of stock entitled to vote at the proposed special meeting. Business to be transacted at a special meeting is limited by our bylaws to the purpose or purposes stated in the notice of the meeting.

Business Combination Provisions Under Michigan Law.    Chapter 7A of the Michigan Business Corporation Act, or the MBCA, regulates business combinations and changes in control of Michigan corporations. This statute may affect attempts to acquire control of us.

We are subject to Chapter 7A of the MBCA, which provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally requires the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than two-thirds of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class. These requirements do not apply if (1) the corporation’s board of directors approves the transaction before the 10% owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not cover business combinations effected by purchase of shares from other shareholders in the open market or acquired through a tender offer.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Sale of Restricted Shares

Upon completion of this offering,              shares of our common stock will be outstanding, or              shares if the underwriters exercise their over-allotment option in full. The number of shares of our common stock to be outstanding after this offering is based on              shares of common stock outstanding immediately prior to this offering.

Of the outstanding shares, all of the shares sold in this offering (including any shares sold upon the underwriters’ exercise of their over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except for any shares acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act. The remaining              outstanding shares of common stock outstanding will be “restricted securities” as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act, provided that they are no longer subject to lock-up agreements as described below in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with the manner of sale, volume limitations or notice provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

We and our officers, directors and shareholders that collectively hold substantially all of the shares outstanding immediately prior to this offering and substantially all of the shares of common stock issuable upon exercise of options outstanding immediately prior to this offering have entered into the lock-up agreements described in “Underwriting.”

Stock Options

As of             , 2010, employee stock options to purchase a total of              shares of common stock were outstanding, and a total of              shares of common stock were reserved for issuance under our Long-Term Incentive Plan. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable under our Long-Term Incentive Plan. That registration statement automatically becomes effective upon filing. As a result, when the options or rights are exercised, such shares issuable on exercise thereof will be freely tradable under the Securities Act, subject to the lock-up agreements referred to above, and except that any shares purchased by “affiliates,” as that term is defined in Rule 144, would be subject to limitations and restrictions under Rule 144 that are described above. For a discussion of key terms of our Long-Term Incentive Plan, see “Compensation Discussion and Analysis—Long-Term Incentive Plan.”

Registration Rights

For a description of registration rights with respect to our common stock, see information under the caption “Certain Relationships and Related Transactions — Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder. A “non-U.S. holder” means a beneficial owner of our common stock who is an individual, corporation, estate or trust for U.S. federal income tax purposes and is not treated for United States federal income tax purposes as:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxation and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances or to holders subject to special rules under the United States federal income tax laws, such as banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities, United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” partnerships or other pass-through entities for United States federal income tax purposes (or investors in such entities), persons subject to the alternative minimum tax, tax-exempt organizations and persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their advisors as to the tax consequences to them of the purchase, ownership and disposition of our common stock.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions on the Common Stock

Distributions of cash on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock (which may be required to be determined on a share-by-share basis), but not below zero. Any remaining excess will be treated as capital gain from the sale of property.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code, unless the non-U.S. holder is entitled to the benefits of a tax treaty that provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to furnish to us or our paying agent a completed Internal Revenue Service Form W-8BEN (or applicable successor form) and certify under penalty of perjury that such holder is not a United States person as defined under the Internal Revenue Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. These certification forms generally must be provided prior to the payment of dividends and must be updated, periodically.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock (the “applicable period”).

Unless an applicable tax treaty provides otherwise, an individual non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% (or lower rate specified by an applicable tax treaty) tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will generally be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Internal Revenue Code and, in addition, may be subject to the branch profits tax equal to 30% (or lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such gain.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a

non-U.S. holder who, actually or constructively, holds or held at any time during the applicable period more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock, with any gain generally taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax will not apply.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding, currently at a rate of 28%, for dividends paid to such holder unless such holder certifies under penalty of perjury as to its non-U.S. status (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Internal Revenue Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the non-U.S. holder certifies under penalty of perjury as to its non-U.S. status (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Internal Revenue Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and satisfies certain other requirements. Prospective investors should consult their tax advisors regarding this legislation.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

UNDERWRITING

Citigroup Global Markets Inc., Stephens Inc. and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated
KeyBanc Capital Markets Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and our officers and directors and our other shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc., Stephens Inc. and Stifel, Nicolaus & Company, Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc., Stephens Inc. and Stifel, Nicolaus & Company, Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the NASDAQ Global Select Market under the symbol “LLGX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering will be $            .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

¡	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

¡	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

¡

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

¡

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of common stock being offered by us in this offering will be passed upon for us by Kemp, Klein, Umphrey, Endelman & May, P.C., Troy, Michigan. Certain legal matters in connection with this offering will be passed upon for us by Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. Latham & Watkins LLP, Chicago, Illinois, advised the underwriters in connection with this offering of shares of common stock.

EXPERTS

The consolidated financial statements of LINC Logistics Company as of and for the years ended December 31, 2007, 2008 and 2009 have been included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares of common stock offered hereby. The term registration statement means the original registration statement and any and all amendments thereto, including the exhibits and schedules to the original registration statement and any amendments. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.4linc.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports when filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address or to the SEC’s web address does not constitute incorporation by reference of the information contained at or accessible through those sites.

We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent auditors and to make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

LINC Logistics Company

We have audited the accompanying consolidated balance sheets of LINC Logistics Company (a Michigan corporation) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity (deficit), and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LINC Logistics Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON, LLP

Southfield, Michigan

June 29, 2010 (except notes 2(o), 2(p) and 14 which are dated September 2, 2010)

LINC Logistics Company

Consolidated Balance Sheets

(amounts in thousands, except share data)

	December 31,		July 3, 2010	Pro forma July 3, 2010
	2008	2009	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	$4,517	$1,203	$5,042
Accounts receivable, net	28,391	31,298	35,883
Accounts receivable — Affiliates	4,293	2,392	191
Prepaid expenses and other current assets	5,977	5,006	5,492
Deferred income taxes	293	197	195

Total current assets	43,471	40,096	46,803
Property and equipment, net	31,803	25,983	23,704
Deferred and other assets
Notes receivable — Affiliates	5,000	4,500	—
Other assets	196	178	170

Total assets	$80,470	$70,757	$70,677

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Current portion of long-term debt	$18,683	$8,299	$24,709
Accounts payable	5,290	5,618	8,986
Accounts payable — Affiliates	6,453	3,499	4,522
Accrued liabilities	18,262	16,644	14,812

Total current liabilities	48,688	34,060	53,029

Long-term debt	67,178	57,941	35,086

Deferred compensation and other	2,784	1,920	1,898

Dividend payable	68,000	68,000	68,000

Deferred income taxes	345	376	374

Total liabilities	186,995	162,297	158,387
Stockholders’ Equity (Deficit)
Common stock, no par value; 50,000 shares authorized; 1,000 shares issued and outstanding	—	—	—
Accumulated deficit	(106,169)	(91,311)	(87,480)
Accumulated comprehensive income (loss)	(356)	(229)	(230)

Total stockholders’ equity (deficit)	(106,525)	(91,540)	(87,710)

Total liabilities and stockholders’ equity (deficit)	$80,470	$70,757	$70,677

The accompanying notes are an integral part of these financial statements.

LINC Logistics Company

Consolidated Statements of Income

(amounts in thousands, except share and earnings per share amounts)

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
Revenue	$299,195	$247,815	$177,938	$79,551	$119,936

Operating expenses:
Personnel and related benefits	130,561	107,189	72,625	34,086	47,988
Purchased transportation and equipment rent	47,032	36,421	26,626	9,287	22,465
Occupancy expense	21,164	25,619	19,897	10,041	7,025
Operating expenses (exclusive of items shown separately)	44,372	44,314	26,364	12,399	16,632
Depreciation and amortization	6,664	7,432	6,952	3,521	3,213
Selling, general and administrative expense	11,913	12,438	7,852	5,049	5,252

Total operating expenses	261,706	233,413	160,316	74,383	102,575

Operating income	37,489	14,402	17,622	5,168	17,361

Other income (expense):
Interest expense	(3,426)	(2,443)	(1,470)	(757)	(812)
Interest income	12	372	116	47	63

Total other income (expense)	(3,414)	(2,071)	(1,354)	(710)	(749)

Income before provision for income taxes	34,075	12,331	16,268	4,458	16,612
Provision for income taxes	1,361	1,412	1,339	703	989

Net income	$32,714	$10,919	$14,929	$3,755	$15,623

Earnings per share
Basic and diluted:
Earnings per share	$32,714	$10,919	$14,929	$3,755	$15,623

Weighted average shares outstanding	1,000	1,000	1,000	1,000	1,000

Pro forma earnings per share-“C” corporation status (unaudited)
Basic and diluted:
Earnings per share

Weighted average shares outstanding

Pro forma earnings per share-payment of dividend (unaudited)
Basic and diluted:
Earnings per share

Weighted average shares outstanding

The accompanying notes are an integral part of these financial statements.

LINC Logistics Company

Consolidated Statements of Cash Flows

(amounts in thousands)

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$32,714	$10,919	$14,929	$3,755	15,623
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	6,664	7,432	6,952	3,521	3,213
(Gain)/loss on disposal of property and equipment	212	239	(56)	(259)	23
Changes in working capital:
Deferred income taxes	2,515	88	131	(1)	—
Accounts receivable	(1,212)	15,968	(2,729)	6,533	(4,547)
Accounts receivable with affiliates	(1,214)	(2,543)	2,280	1,110	2,172
Prepaid expenses and other current assets	(1,363)	(313)	1,004	820	(475)
Other assets	(62)	(5)	17	26	9
Accounts payable and accrued liabilities	5,580	(18,823)	(1,358)	(2,453)	1,519
Accounts payable to affiliates	(746)	6,869	(3,405)	(680)	995
Other liabilities	(96)	(686)	(873)	497	(21)

Net cash provided by operating activities	42,992	19,145	16,892	12,869	18,511

Cash flows from investing activities:
Capital expenditures	(4,002)	(2,726)	(1,655)	(447)	(961)
Work in process	(7,108)	—	—	—	—
Proceeds from disposal of property and equipment	55	171	598	417	26
Notes receivable from CenTra	(6,000)	1,000	500	410	4,500

Net cash (used for) provided by investing activities	(17,055)	(1,555)	(557)	380	3,565

Cash flows from financing activities:
Proceeds from borrowing — revolving debt	96,120	135,919	38,759	44,719	700
Payments of debt — revolving debt	(54,495)	(137,989)	(60,749)	(57,709)	(1,700)
Proceeds from borrowing — term debt	1,452	697	9,000	—	—
Payments of debt — term debt	(1,042)	(6,147)	(6,630)	(3,211)	(5,446)
Dividends paid	(68,000)	(5,600)	—	—	(11,700)
Shareholder distribution for state tax withholding	(6)	(90)	(71)	(70)	(92)

Net cash used for financing activities	(25,971)	(13,210)	(19,691)	(16,271)	(18,238)

Effect of exchange rate changes on cash and cash equivalents	(124)	(285)	42	50	1

Cash and cash equivalents:
Net increase (decrease)	(158)	4,095	(3,314)	(2,972)	3,839
Beginning of period	580	422	4,517	4,517	1,203

End of period	$422	$4,517	$1,203	$1,545	$5,042

The accompanying notes are an integral part of these financial statements.

LINC Logistics Company

Consolidated Statements of Cash Flows—(Continued)

(amounts in thousands)

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
Supplemental disclosure of cash flow information:
Cash paid for interest	$3,595	$2,526	$1,036	$509	$581

Cash paid for income taxes	$211	$1,232	$377	$261	$579

Supplemental non-cash investing and financing activity:
Conversion of line of credit to term loans:
Replacement of outstanding line of credit			$(9,000)	$(9,000)
Issuance of 36-month amortizing promissory notes			9,000	9,000

change in principal, net, due to conversion to term loan			$—	$—

Conversion of equipment loans to term loans:
Replacement of outstanding promissory notes		$(24,228)
Issuance of 60-month amortizing promissory notes		24,228

change in principal, net, due to conversion to term loan		$—

Transactions with affiliates:
Dividend declared but not paid — increase (decrease) in Dividend Payable		(25,000)
Issuance of dividend distribution promissory note		25,000

Investment from (distribution to) former parent		$—

The accompanying notes are an integral part of these financial statements.

LINC Logistics Company

Consolidated Statements of Stockholders’ Equity (Deficit)

and Other Comprehensive Income (Loss)

(amounts in thousands)

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance — December 31, 2006	$—	$(76,106)	$109	$(75,997)
Stockholder distribution for state tax witholding		(6)		(6)
Cash dividends paid		(68,000)		(68,000)
Comprehensive income
Net income		32,714		32,714
Unrealized foreign currency translation adjustments		—	(10)	(10)

Total comprehensive income				32,704

Balance — December 31, 2007	$—	$(111,398)	$99	$(111,299)
Stockholder distribution for state tax witholding		(90)		(90)
Cash dividends paid		(5,600)		(5,600)
Comprehensive income
Net income		10,919		10,919
Unrealized foreign currency translation adjustments			(455)	(455)

Total comprehensive income				10,464

Balance — December 31, 2008	$—	$(106,169)	$(356)	$(106,525)
Stockholder distribution for state tax witholding		(71)		(71)
Comprehensive income
Net income		14,929		14,929
Unrealized foreign currency translation adjustments			127	127

Total comprehensive income				15,056

Balance — December 31, 2009	$—	$(91,311)	$(229)	$(91,540)
Stockholder distribution for state tax witholding (unaudited)		(92)		(92)
Cash dividends paid (unaudited)		(11,700)		(11,700)
Comprehensive income (unaudited)
Net income (unaudited)		15,623		15,623
Unrealized foreign currency translation adjustments (unaudited)			(1)	(1)

Total comprehensive income (unaudited)				15,622

Balance — July 3, 2010 (unaudited)	$—	$(87,480)	$(230)	$(87,710)

The accompanying notes are an integral part of these financial statements.

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Note 1 — Description of Business and Basis of Presentation

LINC Logistics Company (“LINC” or “the Company”), through its subsidiaries, provides value-added logistics services, dedicated truckload services, and expedited transportation and airfreight forwarding services, primarily to the automotive industry and other industries with similar supply chain requirements. The Company conducts logistics and transportation operations in North America, and airfreight forwarding operations worldwide. At December 31, 2009, we conduct our operations through several operating and support subsidiaries: Logistics Insight Corporation, Pro Logistics, Inc., LINC Ontario, Ltd., Mohican Transport (a division of LINC Ontario, Ltd.), CTX, Inc., Central Global Express, Inc., Precise Logistics Network, Inc., On Demand Transport, Inc., OTR Logistics, Inc., Logistics Insight Corporation S. de R.L. de C.V., Stafflinc de Mexico, S. de R.L. de C.V., Diversified Contract Services, Inc., Flint Special Services, Inc., Logistics Services, Inc., Oakland Logistics Service, Inc., Smyrna Transfer, Inc., St. James Leasing, Inc., LGSI Equipment of Wyoming Inc., and LGSI Equipment of Indiana LLC. Effective February 3, 2010, we merged a small, wholly-owned entity, Precise Logistics Network, Inc. (“PLN”), into another LINC subsidiary, Central Global Express, Inc., Precise Logistics Network, Inc. The surviving corporation succeeded to all assets and rights of PLN, subject to all liabilities and obligations.

Note 2 — Summary of Significant Accounting Policies

a. Principles of Consolidation.    The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). All material intercompany balances and activity have been eliminated. Account balances between LINC and affiliates under common control are shown separately. We use a 52-week fiscal year, adjusted to end on December 31, with each fiscal quarter consisting of 13 weeks.

b. Unaudited Interim Financial Information.    The accompanying balance sheet as of July 3, 2010, statements of operations and cash flows for the twenty-six weeks ended July 4, 2009 and July 3, 2010, statement of stockholders’ equity (deficit) for the twenty-six weeks ended July 3, 2010 and related interim information contained in the notes to the financial statements are unaudited. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments necessary for the fair statement of the Company’s financial position as of July 3, 2010 and its results of operations and its cash flows for the twenty-six weeks ended July 4, 2009 and July 3, 2010. The results for the twenty-six weeks ended July 3, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

c. Unaudited Pro Forma Consolidated Balance Sheet.    The accompanying unaudited pro forma balance sheet as of July 3, 2010 is presented to give effect to further distributions of S-corporation earnings to our current stockholders prior to the completion of our initial public offering.

d. Use of Estimates.    The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make a number of estimates and assumptions that impact amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions believed to be reasonable. Although estimates and assumptions are based on historical experience and management’s best knowledge of current events and actions that may impact our business in the future, actual results could differ from those estimates and assumptions.

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Our significant accounting estimates are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Such material estimates and assumptions include valuation allowances for receivables and deferred income tax assets, liabilities related to insurance claims and loss reserves in excess of insurance.

e. Revenue recognition.    We recognize revenue at the time (1) persuasive evidence of an arrangement with our customer exists, (2) services have been rendered, (3) sales price is fixed and determinable, and (4) collectability is reasonably assured. For service arrangements in general, we recognize revenue after the related services have been rendered. For transportation services, we recognize revenue at the time of delivery to the receiver’s location. Our customer contracts could involve multiple revenue-generating activities performed for the same customer. When several contracts are entered into with the same customer in a short-period time, we evaluate whether these contracts should be considered as a single, multiple element contract for revenue recognition purposes. Criteria we consider that may result in the aggregation of contracts include whether such contracts are actually entered into within a short period of time, whether services in multiple contracts are interrelated, or if the negotiation and terms of one contract show or include consideration for another contract or contracts. Our current contracts have not been required to be aggregated, as they are negotiated independently on a standalone basis, and pricing is established based on operation-specific requirements. Our customers typically choose their vendor and award business at the conclusion of a competitive bidding process for each service. As a result, although we evaluate customer purchase orders and agreements for multiple elements and aggregation of individual contracts into a multiple element arrangement, our current contracts do not meet the criteria required for multiple element contract accounting.

We report revenue on a gross basis, as we are the primary obligor and are responsible for providing the service requested by the customer. We have discretion in setting sales prices and, as a result our earnings may vary. In addition, we have discretion to choose and negotiate terms with our suppliers, from among multiple suppliers for the services ordered by our customers. This includes truck owner-operators with whom we contract to deliver our transportation services.

f. Accounts Receivable.    Trade accounts receivable are stated at the net invoiced amount, net of an allowance for doubtful accounts. They include unbilled amounts for services rendered in the respective period on open contracts but not yet billed to the customer until a future date, which typically occurs within one month. In order to reflect customer receivables at their estimated net realizable value, we record charges against revenue based upon current information. These charges generally arise from rate changes, errors, and revenue adjustments that may arise from contract disputes or differences in calculation methods employed by the customer as compared to LINC. LINC’s allowance for doubtful accounts is $0.6 million, $0.7 million and $0.6 million at December 31, 2008, 2009 and July 3, 2010, respectively. The allowance for doubtful accounts represents our best estimate at the reporting date of the amount of probable credit losses, based on an assessment of invoices that remain unpaid following normal customer payment periods, historical collection experience with individual customers, existing economic conditions, and any specific customer collection issues we have identified. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Accounts receivable from affiliates are shown separately and include trade receivables from the sale of services to affiliates.

g. Concentrations of Credit Risk.    Cash, notes receivable, and accounts receivable are financial instruments which potentially subject the Company to concentrations of credit risk. The Company’s revenues are substantially derived from the North American automotive industry, which has encountered dramatic operational

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

and financial upheaval, resulting in bankruptcy filings by several large customers in 2009. We perform ongoing credit evaluations of our customers, and our history of incurring credit losses from customers has not been material. Consistent with industry practice, we generally do not require collateral from customers to reduce the risk of credit losses.

h. Cash.    Cash consists of cash and demand deposits.

i. Bank Overdrafts.    The Company classifies bank overdrafts in current liabilities as accounts payable and does not offset other positive bank account balances located at the same financial institution. Bank overdrafts generally represent checks written that have not yet cleared the Company’s bank accounts. The majority of LINC’s bank accounts are zero balance accounts that are funded when items clear against the account. Therefore, outstanding checks represent bank overdrafts. Because the recipients of these checks have not yet received payment, the Company continues to classify bank overdrafts as accounts payable. In the Company’s Consolidated Statements of Cash Flows, bank overdrafts are reflected as a reconciling adjustment in the accounts payable and accrued liabilities line item. Bank overdrafts as of December 31, 2008, 2009 and July 3, 2010 were approximately $2.2 million, $2.7 million and $5.4 million (unaudited), respectively.

j. Foreign Currency Translation.    The financial statements of LINC’s subsidiaries operating in Canada and Mexico are prepared using or adjusted to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency is used as the functional currency. Items appearing in the Consolidated Statements of Income are translated using average exchange rates during each period. Assets and liabilities of international operations are translated at period-end exchange rates. Translation gains and losses are reported in accumulated other comprehensive income as a component of stockholders’ equity.

k. Fair Value of Financial Instruments.    The carrying amounts of cash, accounts receivables and notes receivable from our former parent, CenTra, Inc. (“CenTra”), approximate fair value because such amounts are readily redeemable or short-term in nature. Accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments. Our senior debt consists primarily of variable rate borrowings. The carrying value of these borrowings approximates fair value because the applicable interest rates are adjusted frequently based on short-term market rates.

l. Property and Equipment.    Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Description	Life in Years
Transportation equipment	5 - 12
Other operating assets	3 - 15
Information technology equipment	2 - 5
Buildings and related assets	10 - 25

Tire repairs, replacement tires, replacement batteries, consumable tools used in our value-added services, and routine repairs and maintenance on vehicles are expensed as incurred. Parts and fuel inventories are included in prepaid expenses and other current assets. The Company capitalizes certain costs associated with vehicle repairs and maintenance that materially extend the life or increase the value of the vehicle or pool of vehicles.

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

In mid-2008, LINC finalized the purchase and installation of multiple assembly lines and supporting assets for use in its Mexican value-added services operation. Components were reviewed and assigned appropriate asset lives within Other operating assets.

m. Long Lived Assets.    The Company evaluates the carrying value of long-lived assets for impairment by analyzing the operating performance and anticipated future cash flows for those assets whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. We group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, and evaluate the asset group against the sum of the undiscounted future cash flows. Impairment can be impacted by the projection of future cash flows, the level of actual cash flows and salvage values, and the methods of estimation used for determining fair values. Any changes in management’s judgments could result in greater or lesser annual depreciation expense or impairment charges in the future.

n. Self-insured Loss Reserves.    Accruals for potential losses primarily relate to auto liability, general liability, and cargo and equipment damage claims that may be in excess of insurance policy limits. A liability is recognized for the estimated cost of all self-insured claims, including an estimate of incurred but not reported claims, based on historical experience and for claims expected to exceed the Company’s insurance policy limits. We may also record accruals for personal injury and property damage to third parties, and workers’ compensation claims, if a claim exceeds the Company’s insurance coverage.

o. Deferred Compensation.    Deferred compensation relates to the Company’s bonus plans. Annual bonuses may be awarded to certain operating, sales and management personnel based on overall company performance and achievement of specific employee or departmental objectives. Such bonuses are typically paid in equal annual installments over a five-year period. All bonus amounts earned by and due to employees in the current year are included in accrued liabilities. Those that are payable in subsequent years are included in deferred compensation and other. On August 19, 2010, our board of directors approved a short-term incentive compensation program for certain executive officers based on achievement of specific annual financial performance milestones. Future awards are paid in equal installments over five years. Our board may also grant discretionary bonuses from time to time to these executive officers.

p. Stock Based Compensation.    On August 19, 2010, our board of directors adopted a Long-Term Incentive Plan, or the Plan, which will be administered by the Compensation and Stock Option Committee of our board. Grants may be made in the form of restricted stock bonuses, restricted stock purchase rights, stock options, phantom stock units, restricted stock units, performance share bonuses, performance share units or stock appreciation rights. No grants have been made under the Plan.

q. Comprehensive Income.    Currency translation adjustments associated with foreign operations that use the local currency as their functional currency are recorded as a component of comprehensive income.

r. Closing Costs.    Our customers may discontinue or alter their business activity in a location earlier than anticipated, prompting us to exit a customer-dedicated facility. We recognize exit costs associated with operations that close or are identified for closure as an accrued liability in the Consolidated Balance Sheet. Such charges include lease termination costs, employee termination charges, asset impairment charges, and other exit- related costs associated with a plan approved by management. If we close an operating facility before its lease expires, costs to terminate a lease are recognized when an early termination provision is exercised, or we record a

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

liability for non-cancellable lease obligations based on the fair value of remaining lease payments, reduced by any existing or prospective sublease rentals. Employee termination costs are recognized in the period that the closure is communicated to affected employees. The recognition of exit and disposal charges requires us to make certain assumptions and estimates as to the amount and timing of such charges. Subsequently, adjustments are made for changes in estimates in the period in which the change becomes known.

s. Segment Information.    We report certain financial and descriptive information about the different types of activities in which we engage and geographical areas in which we operate to allow better analysis of past performance and better assessment of risks, returns and prospects for future net cash flows. Based on the manner in which the components of our Company are evaluated by the chief operating decision maker, management has concluded that LINC operates in one reporting segment in the third party logistics industry. As such, we provide enterprise-wide disclosures about products, services, geographical areas and major customers.

t. Income Taxes.    On December 31, 2006, our former parent, CenTra, distributed all of our shares to our owners in a tax-free distribution. Effective January 1, 2007, we elected “Subchapter S” status for federal income tax purposes under Section 1361 of the United States Internal Revenue Code of 1986. As a result, LINC has no U.S. federal income tax liability, but has state and local liabilities in certain jurisdictions attributable to earnings as an S Corporation.

u. Transactions with CenTra.    Prior to December 31, 2006, we operated as a semi-autonomous group of businesses within CenTra, which provided us with corporate, administrative and operational support services, and which also leased transportation equipment to us. In connection with our spin-off from CenTra on December 31, 2006, our financial statements are prepared in accordance with general principles applicable to entities under common control. Net assets and related operating expenses directly utilized in our operations are recorded at their actual or estimated standalone cost. Depreciation expense is based on original purchase dates, useful lives and salvage values, as derived from the historical records of our former parent. Following our spin-off, CenTra continues to provide selected support services to us. Pursuant to a transition services agreement, CenTra may charge a reasonable amount for the services, not to exceed the cost which would be charged by third party providers dealing on an arm’s-length basis. CenTra cannot be compelled to provide services at less than its cost of performance.

v. Earnings Per Share.    Basic net income per share available to common stockholders is computed by dividing the net income available to common stockholders is computed by dividing the net income for the year by the weighted average number of common and potential dilutive shares outstanding during the year, to the extent such shares are dilutive. Potential dilutive shares are composed of incremental common shares issuable upon the exercise of stock options, warrants and unvested restricted shares using the treasury stock method and convertible preferred stock under the if converted method, where such conversions are dilutive.

w. Unaudited Pro Forma Net Income per Share.

Conversion from S-corporation to C-corporation

Pro forma basic and diluted net income per share have been computed to give effect to the stock split in conjunction with the pro forma treatment of income taxes and the impact of our conversion from an S-corporation to a C-corporation in connection with an initial public offering.

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

The following table sets forth a reconciliation of the number of the numerator and denominator used in the calculation of basic and diluted net income per share for the periods indicated (in thousands, except per share data):

	Year Ended December 31,			Twenty-Six Weeks Ended
	2007	2008	2009	July 4, 2009	July 3, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before provision for income taxes	$34,075	$12,331	$16,268	$4,458	$16,612
Pro forma provision for income taxes — “C” corporation status	13,230	4,407	6,257	1,608	6,196

Pro forma net income — “C” corporation status (unaudited)	$20,845	$7,924	$10,011	$2,850	$10,416

Pro forma earnings per share
Basic and diluted:
Earnings per share

Weighted average shares outstanding

Payment of Dividend Payable and Dividend Distribution Promissory Note

Pro forma basic and diluted net income per share have been computed to give effect to the stock split in conjunction with the pro forma treatment of income taxes and the impact of our conversion from an S-corporation to a C-corporation as well as the shares sold to make payment of the $68.0 million dividend payable, and to retire the $25.0 million Dividend Distribution Promissory Note, and to make payment of distributions of S-corporation earnings prior to July 5, 2009 in connection with an initial public offering.

The following table sets forth a reconciliation of the number of the numerator and denominator used in the calculation of basic and diluted net income per share for the periods indicated (in thousands, except per share data):

		Twenty-Six Weeks Ended
	2009	July 3, 2010
	(unaudited)	(unaudited)
Pro forma net income — “C” corporation status (unaudited)	$10,011	$10,416

Basic and diluted shares:
Actual
Add shares issued for dividend payable
Add shares issued for prior undistributed earnings

Weighted average shares outstanding

Pro forma earnings per share

Basic and diluted

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

x. New Accounting Standards.    In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification as the source of authoritative accounting principles to be applied to nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. It supersedes all prior FASB Statements, FASB Staff Positions, Emerging Issues Task Force Abstracts and related literature, except for guidance issued by the Securities and Exchange Commission applicable to public companies. Applying the Codification did not impact existing GAAP applicable to the Company, our financial condition, results of operations, or cash flows. References to pre-codification GAAP in the financial statements are eliminated.

In 2009, the Company adopted new accounting standards issued by the FASB related to accounting for and disclosing subsequent events in the financial statements. The standard establishes authoritative accounting and disclosure guidance for recognized and non-recognized subsequent events that occur after the balance sheet date, but before financial statements are issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption did not have an effect on the Company’s financial position, results of operations, or cash flows.

In October 2009, the FASB issued an Accounting Standards Update, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements — a consensus of the Emerging Issues Task Force.” The update provides guidance for arrangements under which a vendor will perform multiple revenue-generating activities. Specifically, the guidance addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This guidance will be effective for the Company in 2010, but is not expected to have a material effect.

In June 2009, the FASB issued a statement amending its prior guidance concerning how a company determines whether an economically-related entity should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The new statement is effective for the Company in 2010, but is not expected to have a material effect.

Note 3 — Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss), net of tax, are as follows:

	December 31,		July 3, 2010
	2008	2009	(unaudited)
Unrealized currency translation adjustments	$(356)	$(229)	$(230)

Accumulated other comprehensive income (loss)	$(356)	$(229)	$(230)

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Note 4 — Accounts Receivable

Accounts receivable amounts appearing in the financial statements include both billed and unbilled receivables. We bill customers in accordance with contract terms, which may result in a brief timing difference between when revenue is recognized and when invoices are rendered. Unbilled receivables, which usually are billed within one month, totaled $1.0 million, $2.7 million and $3.8 million (unaudited) at December 31, 2008, 2009 and July 3, 2010, respectively. Following is a summary of total accounts receivable at:

	December 31,		July 3, 2010
	2008	2009	(unaudited)
Trade, net	$28,250	$30,895	$35,390
Other	141	403	493
Affiliates	4,293	2,392	191

Total Accounts Receivable	$32,684	$33,690	$36,074

A significant portion of our revenues are derived from our major customers in the domestic automotive industry. At December 31, 2008 and 2009 and twenty-six weeks ended July 4, 2009 and July 3, 2010, sales to our top three customers totaled 74.8%, 71.8%, 75.0% and 67.5% respectively. As of such dates, these customers accounted for approximately 77.5% , 69.0%, 69.4% and 68.5% of our trade accounts receivable, exclusive of unbilled receivables.

Note 5 — Property and Equipment

The following is a summary of property and equipment, at cost less accumulated depreciation at:

	December 31,		July 3, 2010
	2008	2009	(unaudited)
Transportation equipment	$77,822	$75,525	$75,360
Other operating assets	14,169	13,769	14,136
Information technology equipment	5,350	5,538	5,852
Buildings and related assets	1,596	1,586	1,586

Total Property and Equipment	98,937	96,418	96,934
Less: Accumulated Depreciation	(67,134)	(70,435)	(73,230)

Net Property and Equipment	$31,803	$25,983	$23,704

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Note 6 — Accrued Liabilities

Accrued liabilities are comprised of the following at:

	December 31,		July 3, 2010
	2008	2009	(unaudited)
Insurance, interest and other	$6,271	$6,229	$5,471
Other personnel related expenses	4,660	2,438	2,901
Purchased transportation	837	2,490	2,853
Taxes	2,371	2,585	2,809
Deferred compensation — current portion	1,252	1,165	1,631
Closing costs	2,871	1,737	(853)

Total	$18,262	$16,644	$14,812

Closing Costs

To align our operations with North American automotive market conditions, we respond to our largest customers’ restructuring plans as they evolve. In the fourth quarter of 2008, we announced plans to close our value-added services operations in Janesville, Wisconsin; Moraine, Ohio; and Newark, Delaware. These actions followed decisions by two of our three largest customers to discontinue automotive assembly operations located near these customer-dedicated facilities. Our plan was fully implemented by December 31, 2008, resulting in a $2.2 million charge to Occupancy Expense for lease termination costs and a $0.6 million charge to Personnel and Related Benefits for severance and benefit-related costs. Severance and benefit-related costs relate to additional health care benefits paid to approximately 162 union employees at Janesville, Wisconsin.

Lease termination costs reflect the exercise, where applicable, of early termination rights or obligations in a real estate lease contract or a liability for non-cancellable lease obligations, based on aggregate remaining lease payments to the landlord, offset by the fair value of prospective sublease income following the cease-use date. During 2009, we updated assumptions in connection with the fair value of remaining lease payments of facilities closed in 2008, which resulted in an additional charge to Occupancy Expense and a $0.6 million increase to accrued liabilities.

In early 2009, we decided to close our operation in Roanoke, Indiana, incurring additional occupancy expense and non-cash asset impairment charges totaling $0.8 million, of which approximately $0.2 million was paid in cash in 2009. In the fourth quarter of 2009, we announced plans to close our operation in Pontiac, Michigan, following the cancellation of a contract with a nearby GM assembly plant that ceased operations. We recognized closing-related costs for two leased facilities totaling $1.2 million, which is net of agreed payments from GM over a two-year period to settle the early termination of our contract.

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

In early 2010, we were awarded new business for our closed Roanoke, Indiana, operation and therefore decided to reopen the facility. In doing so, we reversed occupancy expense totaling $0.4 million. Activity also reflects timing differences which occurred between expenses and off-setting sub-lease and/or contract settlement in the closure of our Pontiac, Michigan operation.

	Lease termination and facility exit costs	Severance and benefit costs	Fixed asset impairment/ disposals	Other	Total
Charges incurred in 2008	$2,215	$556	$102	$150	$3,023
Cash payments	—	—	—	(50)	(50)
Non-cash charges	—	—	(102)	—	(102)

Balance — December 31, 2008	2,215	556	—	100	2,871
Charges incurred in 2009	870	—	492	649	2,011
Adjustments to charges in 2008	555	—	—	24	579
Cash payments	(2,552)	(556)	—	(124)	(3,232)
Non-cash charges	—	—	(492)	—	(492)

Balance — December 31, 2009	1,088	—	—	649	1,737
Adjustments to charges in 2009 (unaudited)	(336)	—	—	(8)	(344)
Cash payments (unaudited)	(1,726)	—	—	(520)	(2,246)
Non-cash charges (unaudited)	—	—	—	—	—

Balance — July 3, 2010 (unaudited)	$(974)	$—	$—	$121	$(853)

Change in Vacation Policy

The reserve for taxes, insurance, interest and other expenses includes among other items an accrued liability in connection with employee vacation benefits. In December 2009, we announced a change in vacation policies that impacts salaried employees of several subsidiaries. Prior to December 31, 2009, vacation days earned during the previous year by the affected employees were available to the employees for use on the anniversary of his or her individual date of hire. Effective in 2010, vacation days for all such employees begin accruing from the start of the calendar year and will expire if unused by the end of the calendar year. As a result of the policy change, we reduced accrued liabilities as of December 31, 2009 by $1.1 million. Employees who otherwise accumulated vacation benefit as of December 31, 2009 would have lost such benefit pursuant to the new policy to the extent their employment ceased before the next anniversary of their date of hire. Corresponding reductions of $0.8 million and $0.3 million are reflected in Personnel and related benefits and in Selling, general and administrative expense, respectively, in the Consolidated Statement of Income for the year ended December 31, 2009.

Note 7 — Operating Leases

Except where we deliver services within facilities provided by our customers, we lease all warehouse and freight distribution centers used in our operations, often in connection with a specific customer program. Where facilities are substantially dedicated to a single customer and our lease is with an independent property owner, we attempt to align lease terms with the expected duration of the underlying customer program. Facilities rented from affiliates are generally occupied pursuant to month-to-month lease agreements, except as described in Note 11, “Transactions with Affiliates.”

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

In most cases, we expect our facility leases will be renewed or replaced by other leases in the ordinary course of business. Where possible, we contractually secure the recovery of certain occupancy costs, including rent, during the term of a customer program. Future minimum rental payments pursuant to leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2009 are as follows:

Years Ending December 31	Leases with Affiliates	Third Party Leases	Total
2010	$4,262	$8,648	$12,910
2011	3,190	7,188	10,378
2012	742	4,332	5,074
2013	755	1,121	1,876
2014	764	—	764
2015	777	—	777

Total	$10,490	$21,289	$31,779

Rental expense for facilities, vehicles and other equipment leased from third parties approximated $10.6 million, $13.8 million, $7.8 million, $4.3 million (unaudited), and $3.6 million (unaudited) in 2007, 2008, 2009 and twenty-six weeks ended July 4, 2009 and July 3, 2010, respectively.

Note 8 — Debt

Debt is comprised of the following:

	Interest Rates at July 3, 2010	December 31,		July 3, 2010
		2008	2009	(unaudited)
Outstanding Debt:
Comerica secured revolving credit facility	LIBOR + 3.75%	$26,415	$17,565	$16,565
Fifth Third Bank —
$15 million revolving credit facility	LIBOR + 1.35%	13,140	NA	NA
$6 million revolving credit facility	LIBOR + 3.5%	NA	—	—
$9 million term loan	LIBOR + 4.5%	NA	8,250	6,000
Equipment financing facility	LIBOR + 1.35%	19,882	14,982	12,022
GE Capital equipment financing facility	LIBOR + 2.17%	1,424	443	208
Dividend Distribution Promissory Note	1.64%	25,000	25,000	25,000

		85,861	66,240	59,795
Less current portion		18,683	8,299	24,709

Total long-term debt		$67,178	$57,941	$35,086

Comerica Bank Secured Revolving Credit Facility

On March 29, 2007, LINC executed a $35 million revolving credit facility with Comerica Bank. LINC immediately borrowed $33.0 million that was used to pay a dividend to our owners. On February 18, 2010, LINC Logistics Company extended its revolving credit facility through July 1, 2011. The amended credit agreement

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

modified our March 29, 2007 loan agreement which was due to expire on July 1, 2010. Under the new agreement, borrowings outstanding at any time remain limited to eligible accounts receivable. Maximum permitted indebtedness may not exceed $32 million in the aggregate.

Such borrowings are secured by eligible accounts receivable, along with guarantees from substantially all domestic subsidiaries of the Company. Borrowings under the agreement, which totaled $17.6 million at December 31, 2009 and $16.6 million (unaudited) at July 3, 2010, are limited to and secured by $25.1 million and $29.1 million (unaudited) respectively, in eligible accounts receivable of LINC and its principal U.S. operating subsidiaries. At December 31, 2009, outstanding amounts bear interest at a rate equal to the prime rate less 1.50% or the appropriate LIBOR rate plus 1.25% for 30, 60, 90 or 180 days, depending on the borrowing option we choose. At December 31, 2009 interest accrued at 1.75% based on the prime rate. The amended credit facility provides funds pursuant to two interest rate options: the daily adjusting 30-day LIBOR rate plus 3.75%, or fixed 30, 60 or 90-day LIBOR rates plus 3.75% on structured borrowings. July 3, 2010 interest accrued at a rate of 4.10% based on the 30 day LIBOR rate. Interest payments are due monthly on the unpaid daily principal balance.

The revolving credit facility contains various restrictive covenants applicable to LINC, including preparation of a monthly borrowing base certificate. The amended credit agreement also requires the Company to maintain a senior leverage ratio, as defined, not to exceed 3.25:1 and a minimum fixed charge coverage ratio, as defined, of 1.25:1. These financial covenants limit our ability to make principal repayments on our Dividend Distribution Promissory Note and to pay dividends or comparable distributions. The agreement also contains customary representations and warranties, affirmative and negative covenants, and events of default.

On February 9, 2009, LINC, Comerica Bank, and our former parent, CenTra, entered into a Debt Subordination Agreement in which, effective December 31, 2008, CenTra agreed to subordinate repayment of our $25 million Dividend Distribution Promissory Note to revolving credit facility obligations owed by LINC to Comerica Bank. As a result of this action, the Dividend Distribution Promissory Note is not considered a senior liability of the Company, as that term is defined and used in the revolving credit facility.

Fifth Third Bank Revolving Credit Facility and Term Loan

On May 19, 2009, one of LINC’s principal operating subsidiaries, Logistics Insight Corporation, executed a Restated Business Loan Agreement with Fifth Third Bank to refinance $11.9 million of borrowings outstanding on that day, pursuant to an existing $15 million revolving credit facility with the bank. The new agreement provides a $6 million, two-year revolving credit facility and a $9 million amortizing term loan.

As security for indebtedness to Fifth Third Bank, LINC guaranteed the revolver and term loan, we executed a mortgage on our corporate headquarters, which was acquired in 2007 for $1.2 million, and we granted a continuing security interest in all property of Logistics Insight Corporation, except accounts receivable, deposit accounts, and related assets pledged to secure the Comerica Bank Secured Revolving Credit Facility. Such property of Logistics Insight Corporation includes the stock of subsidiaries that own fuel or a substantial portion of our rolling stock. Cross-collateral and cross-default provisions among the subsidiaries that own a substantial portion of the rolling stock that secures liens pursuant to our Fifth Third Bank Equipment Financing Facility were enhanced. Such property also includes property and equipment with a net value of $7.9 million, a substantial portion of which relates to LINC’s Mexican operation, and other assets with a carrying value exceeding $1.8 million. LINC, Fifth Third Bank, and our former parent, CenTra, entered into a subordination

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

agreement substantially similar to the agreement executed with Comerica Bank on February 9, 2009. CenTra again agreed to subordinate repayment of LINC’s $25 million Dividend Distribution Promissory Note to payment obligations under the Fifth Third Bank Revolving Credit Facility.

The Restated Business Loan Agreement contains various restrictive covenants, including a requirement for Logistics Insight Corporation to give notice to the bank of certain transactions; to pay all insurance, taxes, levies and assessments promptly; and to give notice to the bank in advance of any liens, attachments or encumbrances on its assets. Financial reporting requirements in the loan agreement apply to both LINC and Logistics Insight Corporation. On August 18, 2009, Fifth Third Bank and Logistics Insight Corporation agreed to a technical correction to the financial covenants by executing an amendment to the loan agreement. As such, LINC must achieve a minimum fixed charge coverage ratio, as defined, of 1.0:1 and a maximum senior leverage ratio, as defined, of 4.5:1.

$6 million Revolving Credit Facility

The restated $6 million revolving credit facility is available for general corporate borrowing purposes. Borrowings bear interest at a floating rate equal to the 30-day LIBOR rate plus 3.5%, or 3.73% at December 31, 2009 and 3.85% at July 3, 2010. A 0.5% fee, payable quarterly in arrears, is incurred on the average unused portion of the revolver. Principal and unpaid interest is due in its entirety on the maturity date, May 30, 2011. The revolving credit facility may be extended for one additional year if no events of default exist and notice is given on or before March 1, 2011.

$9 million Term Loan

The Fifth Third Bank term loan will be repaid in quarterly installments of $0.8 million over three years, with a final payment due on May 19, 2012, unless the $6 million revolving credit facility is not extended, in which case any unpaid principal becomes due and payable in full on May 30, 2011. The term loan incurs interest at a floating rate equal to the 30-day LIBOR rate plus 4.5% or 4.73% at December 31, 2009 and 4.85% at July 3, 2010 and includes an option to fix the effective interest rate synthetically through a rate swap transaction to 30-day LIBOR plus 3.5%.

Fifth Third Bank Equipment Financing Facility

On December 18, 2006, LINC refinanced a substantial portion of our transportation equipment, including the rolling stock transferred to us by subsidiaries of our former parent on September 30, 2006. Two subsidiaries of Logistics Insight Corporation executed a $25.0 million equipment financing facility with Fifth Third Bank. Effective January 2, 2008, we consolidated four outstanding promissory notes due to the bank with aggregate principal value of $24.2 million into two separate term loans, per the original equipment financing facility. Principal payments are due in fifty-nine equal monthly payments and one final balloon payment due January 1, 2013. On September 26, 2008, we issued a final promissory note for $0.7 million, secured by existing transportation equipment not already subject to collateral liens. Effective January 2, 2009, this final note was also converted to a term loan with aggregate principal value of $0.7 million. Principal payments are due in fifty-nine equal monthly payments and one final balloon payment due December 31, 2012. As of December 31, 2009 and July 3, 2010, the aggregate principal outstanding pursuant to the three outstanding term notes totals $15.0 million and $12.0 million (unaudited), which is collateralized by transportation equipment with a carrying amount of $10.1 million and $8.4 million (unaudited) respectively.

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

The three outstanding term notes bear interest at a variable, per annum rate equal to the sum of 30-day LIBOR plus 1.35%, or 1.58% at December 31, 2009 and 1.70% at July 3, 2010, with a one-time option to change the applicable interest rate to a variable, per annum rate equal to Fifth Third Bank’s prime rate, less 1.5%. Variable interest on term loans is paid monthly in arrears, unless we exercise an option to fix the rate through the Bank’s swap interest rate program.

GE Capital Equipment Financing Facility

On December 20, 2004, LGSI Equipment of Wyoming, Inc., a subsidiary of Logistics Insight Corporation, executed an equipment financing facility with General Electric Capital Corporation (“GECC”) to finance the acquisition of trailers used in its operations. Debt, in the form of a promissory note, bears interest at a variable, per annum rate equal to the sum of 30-day LIBOR plus 2.17%, or 2.40% at December 31, 2009 and 2.52% at July 3, 2010. Fluctuations in the rate result in quarterly adjustments to the remaining principal outstanding. Principal repayments are made in equal monthly installments through October 2012. The promissory notes are collateralized by individual trailers acquired with proceeds from the facility. The promissory note is enhanced by a Recourse Agreement whereby, in the event of a default, Logistics Insight Corporation would be compelled to assume GECC’s loan obligations on behalf of LGSI Equipment of Wyoming, Inc. The facility contains customary provisions related to collateral preservation, financial reporting, covenants, and insurance for equipment financing arrangements of this type. As of December 31, 2009 and July 3, 2010, the aggregate principal outstanding pursuant to the facility totals $0.5 million and $0.2 million (unaudited), which is collateralized by transportation equipment with a carrying amount of $2.9 and $2.6 million (unaudited) respectively.

Dividend Distribution Promissory Note

On December 31, 2008, LINC issued a $25.0 million Dividend Distribution Promissory Note to CenTra, our former parent. The promissory note was issued in connection with extending the payment maturity and to reduce the outstanding payment obligation pursuant to a $93.0 million dividend payable. A net dividend payable totaling $68.0 million remains outstanding as of December 31, 2009 and is payable in cash on or before December 31, 2013. Principal on the promissory note is also due December 31, 2013. Although the note permits prepayment of principal without premium or penalty, such repayments are subject to limitations in our credit agreements and in Debt Subordination Agreements with each of Comerica Bank and Fifth Third Bank. Interest is compounded semi-annually at the Mid-Term Applicable Federal Rate published by the Internal Revenue Service, which was 2.05% at December 31, 2008. On February 11, 2009, we elected to fix the applicable interest rate at 1.64% through December 31, 2013, pursuant to a one-time option to fix the interest rate at the then-current Mid-Term Applicable Federal Rate. All accrued interest is due and payable semi-annually on each June 30 and December 31 from and after June 30, 2010, as permitted by our subordination agreements.

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Maturities

The following table reflects the maturities of our principal repayment obligations as of December 31, 2009.

Years Ending December 31	Revolving Credit Facilities	Term Loan	Equipment Financing Facilities	Dividend Distribution Promissory Note	Total
2010	$—	$3,000	$5,299	$—	$8,299
2011	17,565	3,000	5,108	—	25,673
2012	—	2,250	4,865	—	7,115
2013	—	—	139	25,000	25,139
2014	—	—	14	—	14

Total	$17,565	$8,250	$15,425	$25,000	$66,240

Note 9 — Commitments and Contingencies

LINC’s principal commitments relate to long-term real estate leases and payment obligations to equipment vendors.

From time to time, LINC is subject to various legal actions and claims arising in the ordinary conduct of our business. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance. Management currently believes that the ultimate outcome of outstanding matters, individually and in the aggregate, will not have a material adverse effect on the Company’s self-insured loss reserves, financial position, results of operations or cash flows.

The company is a defendant in a state court case that was filed in Boone County, Missouri in July 2006 in connection with a fatality accident. In 2008, the defendants received and accepted a settlement offer from the plaintiff providing for a full settlement against all parties for $3.5 million. Subsequently, the defendants moved to enforce the settlement and the trial judge ordered that the settlement be set aside. We have reserved the right to appeal that decision. The underlying case is now expected to be tried at the end of 2010. The plaintiff seeks monetary damages in an unspecified amount. It is at least reasonably possible that final damages resulting from the case could exceed our self-insured loss reserve for such matters, which could result in a subsequent change in our estimate of, or our actual liability.

At December 31, 2009 and July 3, 2010, approximately 54.5% and 46.1% (unaudited) of the Company’s employees are subject to collective bargaining agreements that are renegotiated periodically. As of July 3, 2010, this includes 7.0% (unaudited) of employees that are subject to contracts that expire in 2010.

Note 10 — Retirement Plans

We offer 401(k) defined contribution plans to our employees. The plans are administered by a company controlled by our principal stockholders and include different matching provisions depending on which LINC subsidiary or affiliate is involved. In the plan available to most employees not subject to collective bargaining agreements, the Company matched contributions up to $600 for each employee who is not considered highly compensated through December 31, 2008, after which such matching contributions were suspended as a response

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

to market conditions. Three other 401(k) plans are provided to employees of specific operations and offer matching contributions that range from zero to $2,080 per participant annually. The total expense for contributions for 401(k) plans, including plans related to collective bargaining agreements, was $0.6 million, $0.5 million, $0.4 million, $0.2 million (unaudited) and $0.2 million (unaudited) in 2007, 2008, 2009 and for the twenty-six weeks ended July 4, 2009 and July 3, 2010, respectively.

Note 11 — Transactions with Affiliates

We utilize certain services provided by our former parent, its subsidiaries, and by other entities under common control of Matthew T. Moroun and Manuel J. Moroun. The costs of such goods and services, as reflected in the Consolidated Financial Statements, are:

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
Administrative support services	$814	$1,741	$1,338	$590	$732
Truck fueling and maintenance	2,969	3,798	2,679	989	2,305
Real estate rent and related costs	8,836	8,157	8,236	4,105	4,612
Insurance and employee benefit plans	20,887	19,915	13,882	8,478	7,609
Contracted transportation services	133	103	798	114	1,024

Total	$33,639	$33,714	$26,933	$14,276	$16,282

In connection with our spin-off transaction, LINC continues to have access to certain administrative support services through a transition services agreement with CenTra which extended those services that CenTra had previously provided to LINC during the two years prior to the spin-off transaction. The parties agreed to use commercially reasonable efforts to reach agreements on any additional service which LINC may require of CenTra beyond the scope of the transition services agreement. CenTra is not obligated to expand the scope of services provided prior to the spin-off. LINC is to pay CenTra a reasonable amount for the services, not to exceed the cost of which would be charged by third party providers dealing with LINC on an arm’s-length basis. In no event is CenTra required to provide services to LINC at less than its cost of performance. The transition services agreement commenced on December 31, 2006 and remains effective for specific services until such time as the parties agree that service delivery is complete.

Administrative support services provided by our former parent may be reduced by LINC without penalty at any time. LINC can utilize selected entertainment venues and events to support customer relationship management activities. In connection with our transportation services, we also routinely cross the Ambassador Bridge between Detroit, Michigan and Windsor Ontario, and we pay tolls and other fees to certain related entities which are controlled by LINC’s owners. Our former parent also charges LINC for the direct variable cost of various maintenance, fueling and other operational support costs for services delivered at their trucking terminals that are geographically remote from our own facilities. Such activities are billed when incurred, paid on a routine basis, and reflect actual labor utilization, repair parts costs or quantities of fuel purchased.

Other services from affiliates, including leased real estate, insurance and employee benefit plans, and contracted transportation services, are delivered to LINC on a per-transaction-basis or pursuant to separate contractual arrangements provided in the ordinary course of business. The aggregate balance owed by LINC to

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

affiliates for such services totaled $6.5 million, $3.5 million and $4.5 million (unaudited) at December 31, 2008, 2009 and July 3, 2010 and is reflected in “Accounts payable — Affiliates.” As of these dates, certain prepaid expenses to affiliates totaled $2.5 million, $1.0 million and $1.0 million (unaudited).

A significant number of LINC’s value-added service and transportation service operations are located at facilities leased from affiliates. At fifteen facilities, occupancy is based on either month-to-month or contractual, multi-year lease arrangements which are billed and paid monthly. Leasing properties provided by an affiliate that owns a substantial commercial property portfolio affords us significant operating flexibility. However, we are not limited to such arrangements, and we believe we could access reasonable alternatives with third party providers at similar costs. See Note 7, “Operating Leases” for further information regarding the cost of leased properties.

We purchase workers’ compensation, property and casualty, and other general liability insurance from an insurance company controlled by LINC’s owners. Our employee health care benefits and 401(k) programs are also provided by this affiliate.

On February 12, 2007, we relocated our corporate headquarters to 11355 Stephens Road in Warren, Michigan. Our new headquarters is a 25,900 square foot building that provides sufficient room for growth. We acquired the real property and miscellaneous personal property from a subsidiary of Universal Truckload Services, Inc., an affiliate. The aggregate purchase price was $1.2 million and was funded by available cash.

Loans to CenTra

On November 15, 2007, LINC and our subsidiary, Logistics Insight Corporation, advanced an aggregate $6.0 million to CenTra During the year ended December 31, 2009, outstanding promissory notes accrued interest at 3.5% per annum. Aggregate interest income on the notes totaled $0.4 million and $0.1 million for the years ended December 31, 2008 and 2009. Principal due to LINC as of December 31, 2008, 2009 was $5.0 million and $4.5 million and the remaining note was paid in full on July 2, 2010.

Services provided by LINC to Affiliates

We may assist our affiliates with selected logistics, dedicated transportation, or expediting services in connection with their specific customer contracts or purchase orders. On an ad hoc basis, our affiliates may contract our services to expedite or forward freight in response to an unanticipated shipping requirement.

LINC provided services to affiliates as shown:

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
Logistics and transportation services supporting affiliate customers	$450	$145	$247	$41	$182
Truck fueling and maintenance	2,316	2,307	1,051	592	286
Administrative and customer support services	775	419	207	196	13

Total	$3,541	$2,871	$1,505	$829	$481

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Note 12 — Segment Reporting

Management evaluates LINC as one reporting segment in the third party logistics industry. The Company provides a portfolio of logistics solutions to customers in the North American automotive industry and other industries with comparable supply chain requirements. Revenues for selected services as provided to the chief operating decision maker are as follows:

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
Value-added Services	$164,183	$142,317	$98,972	$46,684	$59,756
Transportation Services	110,529	84,370	61,339	26,110	48,617
Specialized Services	24,483	21,128	17,627	6,757	11,563

Total Revenue	$299,195	$247,815	$177,938	$79,551	$119,936

Revenues are attributed to geographic areas based upon completion of the underlying service at the point of delivery. In some instances we are paid one rate for “round-trip” services that originate and terminate in Canada, but have destinations in the United States. In those instances we allocate half of the total revenue to Canada and half to the United States.

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
United States	$282,570	$224,744	$159,511	$71,693	$105,622
Canada	12,799	11,277	7,072	2,576	6,056
Mexico	1,086	7,544	8,353	3,815	6,546
Other	2,740	4,250	3,002	1,467	1,712

Total Revenue	$299,195	$247,815	$177,938	$79,551	$119,936

Net long-lived property and equipment assets are presented in the table below:

	Year ended December 31,		July 3, 2010
	2008	2009	(unaudited)
United States	$23,890	$18,843	$16,912
Canada	41	13	120
Mexico	7,872	7,127	6,672

Total	$31,803	$25,983	$23,704

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Note 13 — Income Taxes

“Subchapter S” Election, Dividend Declarations and Impact on Deferred Taxes

On March 14, 2007, LINC filed an election under Section 1361 of the United States Internal Revenue Code of 1986 on behalf of itself and its subsidiaries to be treated as a “Subchapter S corporation” for federal income tax purposes. The election, effective January 1, 2007, was made with the consent of our shareholders. As a result of the election, our shareholders are taxed directly for the taxable income of LINC so reported, irrespective of the amount of cash or other property dividends distributed to them by LINC. We declared and paid dividends pursuant to this policy totaling $68.0 million, $5.6 million and $0.0 million in 2007, 2008 and 2009, respectively. We will have no federal income tax liability or state and local tax liabilities in most jurisdictions. In accordance with GAAP, deferred federal tax liabilities or assets are eliminated as of January 1, 2007, and the effects of that elimination are included in income from continuing operations. For the year ending December 31, 2007, LINC realized a deferred federal tax expense of $2.5 million resulting from the elimination of a net federal deferred tax asset.

We entered into an agreement with our shareholders to facilitate proper compliance with all tax reporting and payment obligations resulting from the election. The agreement includes cross indemnification provisions that address potential tax matters that might arise related to the “Subchapter S” election, as well as procedural audits. The “Subchapter S” election automatically terminates on the occurrence of certain events, including an initial public offering of LINC’s common stock. If an IPO occurs and the election terminates, LINC will automatically revert to “C Corp” status for federal income tax purpose and will be liable for federal income tax. Any undistributed earnings of LINC attributable to the period the election was in effect must be accounted for in LINC’s financial statements as additional paid-in capital.

LINC’s income tax provision is comprised of the following:

Current provision (benefit) for income taxes:

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
Federal	$(1,642)	$—	$—	$—	$—
State	199	1,037	955	553	643
Foreign	307	279	245	150	346

	$(1,136)	$1,316	$1,200	$703	$989

Deferred provision (benefit) for income taxes:

Federal	$2,539	$—	$—	$—	$—
State	—	144	77	—	—
Foreign	(42)	(48)	62	—	—

	2,497	96	139	—	—

Provision for income taxes:	$1,361	$1,412	$1,339	$703	$989

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Prior to the spin-off transaction on December 31, 2006, LINC’s taxable income was included in the consolidated U.S. federal income tax returns filed by CenTra, who determined income taxes for its subsidiaries on a separate return basis.

Our 2007 tax provision includes a U.S. federal income tax credit of $2.2 million for prior tax years in connection with the finalization of CenTra’s tax return for prior years. The value of this tax credit which was finalized in 2008 was subsequently returned to us in a cash transaction with CenTra totaling $2.1 million on July 2, 2010. The U.S. federal income tax credits are a component of our effective tax rates for the year ending December 31, 2007.

For years ending December 31, 2008 and 2009, the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following:

	Year Ended December 31,
	2008		2009
	Current	Long-term	Current	Long-term
State deferred tax assets:
Accrued bonus	$34	$75	$32	$50
Accrued vacation pay	75	—	39	—
Other accruals	212	—	139	—
Allowance for doubtful accounts	17	—	20	—

Total domestic deferred tax assets:	338	75	230	50

State deferred tax liabilities:
Prepaid expenses	45	—	35	—
Depreciable property	—	511	—	466

Total domestic deferred tax liabilities:	45	511	35	466
Foreign deferred tax asset — Net	—	91	2	40

Deferred Income Tax — Net	$293	$(345)	$197	$(376)

As reflected in the reconciliation of income tax at the statutory rate to the Company’s effective rate, the Company’s provisions for income taxes for the twenty-six weeks ended July 4, 2009 and July 3, 2010 reflect estimated tax obligations for the respective fiscal quarters based on anticipated annual performance.

	Year Ended December 31,			Twenty-Six Weeks Ended
				July 4, 2009	July 3, 2010
	2007	2008	2009	(unaudited)	(unaudited)
Federal statutory rate	0.00%	0.00%	0.00%	0.00%	0.00%
State effective tax rate	0.58%	8.41%	5.96%	12.41%	3.87%
Foreign effective tax rate	0.90%	2.26%	1.53%	3.35%	2.08%
Other	2.51%	0.78%	0.87%	0.00%	0.00%

Income tax expense effective rate	3.99%	11.45%	8.36%	15.76%	5.95%

LINC Logistics Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2008, 2009 and

Twenty-six weeks ended July 4, 2009 and July 3, 2010 (unaudited)

(amounts in thousands, except share and earnings per share amounts)

Through December 1, 2006, management considered whether it was more likely than not that some portion or all of domestic and foreign deferred tax assets would be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets would have been deductible, management concluded that LINC was likely to have realized the benefits of those deductible differences. At January 1, 2007, our federal deferred tax asset was eliminated when we ceased to be a taxable enterprise for federal income tax purposes and in most state jurisdictions. However, our state operations give rise to deferred tax liabilities that will be monetized over future years.

As of January 1, 2007, we adopted new accounting and disclosure rules for uncertainty in income taxes. As of that date, there were no material amounts recognized for additional liability for unrecognized tax benefits, nor did we accrue any interest or penalties associated with uncertain tax benefits. We analyzed our filing positions during 2007, 2008 and 2009 in all of the federal, state and foreign jurisdictions where we are required to file income tax returns, including all open tax years in these jurisdictions. We concluded that certain income tax positions and deductions are more likely than not to be sustained by the relevant tax authority, if subjected to audit. However, we did not recognize any increases in unrecognized tax benefits as a result of positions taken during any such period or any prior period, as there were no material changes. We are not aware of any event that could occur in the next twelve months that would cause the amount of unrecognized tax benefits to increase significantly.

Note 14 — Subsequent Events

The Company evaluated its consolidated financial statements as of and for the year ended December 31, 2009 for subsequent events through June 29, 2010, the date the financial statements were available to be issued. Upon filing of the Company’s Amendment No. 1 on Form S-1, the Company evaluated its consolidated financial statements as of and for the twenty-six weeks ended July 3, 2010 for subsequent events through September 2, 2010, the date the financial statements were available to be issued. Other than the arrangements noted below and in Note 2(o) and Note 2(p), the Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

Transition Services Agreement

In August 2010, we amended our transition services agreement with CenTra to provide for an indefinite term for continuing services performed pursuant to the agreement, while providing that either party may terminate the agreement by giving at least ninety days written notice to the other party. Except for the amended term, which is effective as of December 31, 2008, there are no other substantive changes in the agreement.

2010 Shareholder Distributions

On August 30, 2010, LINC distributed dividends to our owners totaling $5.0 million.

            Shares

Common Stock

PRELIMINARY PROSPECTUS

                    , 2010

Citi

Stephens Inc.

Stifel Nicolaus Weisel

KeyBanc Capital Markets

Until and including                     , 2010 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses to be paid by LINC Logistics Company (the Registrant) in connection with the issuance and distribution for the securities being registered. Except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Select Market listing fee, all amounts are estimates.

Description	Amount
SEC registration fee	$8,199.50
FINRA filing fee	12,000.00
NASDAQ Global Select Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total		*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers.

Sections 561 through 571 of the Michigan Business Corporation Act (the MBCA), authorize indemnification of directors and officers of Michigan corporations. The Registrant’s Articles of Incorporation require the Registrant to indemnify directors and officers to the fullest extent permitted by Michigan law. The Registrant’s Bylaws permit it to indemnify directors and officers against expenses, attorneys’ fees, judgments, penalties, fines and settlements reasonably incurred in connection with any threatened, pending or completed action or proceeding brought by a third-party so long as the director or officer acted in good faith and in a manner reasonably believed not to be opposed to the best interests of the Registrant or, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Indemnification includes civil, criminal, administrative or investigative proceedings and service at the request of the Registrant as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not. The Bylaws also allow the Registrant to indemnify directors and officers against expenses and attorneys’ fees related to any threatened, pending or completed action brought by or in the right of the Registrant so long as the director acted in good faith and in a manner reasonably believed not to be opposed to the best interests of the Registrant. The Bylaws require the Registrant to indemnify officers and directors whose defense on the merits or otherwise has been successful; however, no indemnification is allowed as to any claim where the director or officer is judged to be liable to the Registrant in the performance of his or her duties to the Registrant unless such indemnification is specifically approved by the court in which such action was brought.

Although the Registrant’s Bylaws permit indemnification in the situations described above, each request for indemnification must be individually authorized by (1) a majority of a quorum of the board of directors consisting of directors who were not parties or threatened to be made parties to the action or proceeding, (2) if the quorum in (1) is not obtainable, then by a majority vote of a committee of at least two directors who are not parties or threatened to be made parties to the action or proceeding, (3) independent legal counsel in a written opinion, (4) all independent directors who are not parties or threatened to be made parties to the action or proceeding, or (5) the Registrant’s shareholders. To the extent that a director or officer is successful on the merits or otherwise in defense of any action, suit or proceeding, the Registrant’s Bylaws dictate that he or she must be indemnified against expenses actually and reasonably incurred. The Bylaws also provide that indemnification is a contractual right between the Registrant and the officer or director which is not adversely affected by a repeal of the Bylaw indemnification provisions.

Section 567 of the MBCA and the Registrant’s Bylaws authorize the Registrant to purchase and maintain insurance on behalf of a person who is or was a director, officer, employee or agent of the Registrant or who serves at the request of the Registrant as a director, officer, employee or agent of a nonprofit or for profit foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether or not the Registrant would have the power to indemnify him or her under the Bylaws or the laws of the State of Michigan. The Registrant intends to maintain a directors’ and officers’ insurance policy. The policy is expected to insure directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers and reimburse the Registrant for those losses for which the Registrant has lawfully indemnified the directors and officers. The policy will contain various exclusions, none of which apply to this offering.

The Registration Rights Agreement filed as Exhibit 4.1 to this registration statement provides for indemnification by the Registrant of Matthew T. Moroun and a trust controlled by Manuel J. Moroun for certain liabilities arising under the Securities Act, and otherwise.

The Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant, its directors, officers and control persons for certain liabilities arising under the Securities Act, and otherwise.

Item 15. Recent Sales of Unregistered Securities.

In the three years prior to the filing of this registration statement, the Registrant issued the following unregistered securities in private placements conducted pursuant to Section 4(2) of the Securities Act, as transactions not involving public offerings:

None.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit	Description
1.1+	Form of Underwriting Agreement

3.1+	Amended and Restated Articles of Incorporation of Registrant

3.2+	Amended and Restated Bylaws of Registrant

4.1+	Registration Rights Agreement, dated as of , 2010, among the Registrant, Matthew T. Moroun and The Manuel J. Moroun Revocable Trust

4.2+	Form of common stock certificate

5.1+	Opinion of Kemp, Klein, Umphrey, Endelman & May, P.C.

10.1+	LINC Logistics Company Long-Term Incentive Plan

10.2+	Employment Agreement, dated as of , 2010, by and between the Registrant and H.E. “Scott” Wolfe

10.3+	Employment Agreement, dated as of , 2010, by and between the Registrant and David A. Crittenden

10.4^	Tax Separation Agreement, dated as of December 31, 2006, between the Registrant and CenTra, Inc.

Exhibit	Description
10.5*	Services Agreement, dated as of December 31, 2006, between the Registrant and CenTra, Inc., as amended

10.6+	S Corporation Revocation, Tax Allocation and Indemnification Agreement among the Registrant, Matthew T. Moroun and The Manuel J. Moroun Revocable Trust

10.7^	Amended and Restated Loan Agreement, dated February 18, 2010, between the Registrant and Comerica Bank

10.8^	Restated Business Loan Agreement, dated May 19, 2009, between Registrant and Fifth Third Bank, as amended by Amendment No. 1 to the Restated Business Loan Agreement, dated August 18, 2009

10.9^	Loan and Security Agreement, dated December 18, 2006, among LGSI Equipment of Indiana, LLC and LGSI Equipment, Inc. of Wyoming and Fifth Third Bank

21.1^	Subsidiaries of Registrant

23.1*	Consent of Grant Thornton LLP

23.2	Consent of Kemp, Klein, Umphrey, Endelman & May, P.C. (included in Exhibit 5.1)

24	Powers of Attorney (included on signature page to the registration statement)

*	Filed herewith.
+	To be filed by amendment.
^	Previously filed.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the combined financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of Michigan, on September 2, 2010.

LINC LOGISTICS COMPANY

By:	/s/ H. E. Wolfe
Name:	H. E. Wolfe
Title:	Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints H. E. Wolfe and David A. Crittenden; and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign this registration statement and any and all amendments to this registration statement, including post-effective amendments, and registrations filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does grant unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 2, 2010 by the following persons in the capacities indicated.

Signature	Title

/s/ H. E. Wolfe H. E. Wolfe	President, Chief Executive Officer and Director (principal executive officer)

/s/ David A. Crittenden David A. Crittenden	Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Matthew T. Moroun* Matthew T. Moroun	Chairman of the Board

/s/ Manuel J. Moroun* Manuel J. Moroun	Director

*	By H.E. Wolfe pursuant to power of attorney.

Exhibit	Description

1.1+	Form of Underwriting Agreement

3.1+	Amended and Restated Articles of Incorporation of Registrant

3.2+	Amended and Restated Bylaws of Registrant

4.1+	Registration Rights Agreement, dated as of , 2010, among the Registrant, Matthew T. Moroun and The Manuel J. Moroun Revocable Trust

4.2+	Form of common stock certificate

5.1+	Opinion of Kemp, Klein, Umphrey, Endelman & May, P.C.

10.1+	LINC Logistics Company Long-Term Incentive Plan

10.2+	Employment Agreement, dated as of , 2010, by and between the Registrant and H.E. “Scott” Wolfe

10.3+	Employment Agreement, dated as of , 2010, by and between the Registrant and David A. Crittenden

10.4^	Tax Separation Agreement, dated as of December 31, 2006, between the Registrant and CenTra, Inc.

10.5*	Services Agreement, dated as of December 31, 2006, between the Registrant and CenTra, Inc., as amended

10.6+	S Corporation Revocation, Tax Allocation and Indemnification Agreement among the Registrant, Matthew T. Moroun and The Manuel J. Moroun Revocable Trust

10.7^	Amended and Restated Loan Agreement, dated February 18, 2010, between the Registrant and Comerica Bank

10.8^	Restated Business Loan Agreement, dated May 19, 2009, between Registrant and Fifth Third Bank, as amended by Amendment No. 1 to the Restated Business Loan Agreement, dated August 18, 2009

10.9^	Loan and Security Agreement, dated December 18, 2006, among LGSI Equipment of Indiana, LLC and LGSI Equipment, Inc. of Wyoming and Fifth Third Bank

21.1^	Subsidiaries of Registrant

23.1*	Consent of Grant Thornton LLP

23.2	Consent of Kemp, Klein, Umphrey, Endelman & May, P.C. (included in Exhibit 5.1)

24	Powers of Attorney (included on signature page to the registration statement)

*	Filed herewith.
+	To be filed by amendment.
^	Previously filed.